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03024042

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Invensys

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

FILE NO. 82- 2142 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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DATE : 6/25/03

invensys

Annual report & accounts 2003

Results overview

Continuing operations[1] operating profit[2] £250 million

Continuing operations margin 5.9%

- Production Management[3] 4.2% (2002 2.1%)
- Energy Management 8.3% (2002 10.1%)
- Development 6.9% (2002 6.0%)

Restructuring charges 2.4% of sales

Operating cash flow £433 million

- Free cash flow £87 million

Disposals proceeds £1.6 billion for the year and £1.8 billion in total

- Net debt reduced from £3.0 billion to £1.6 billion

Results overview	**2003**	**2002**
Continuing operations[1] sales (£m)	4,258	4,623
Continuing operations sales at CER[4] (£m)	4,258	4,420
Continuing operations operating profit (£m)	250	312
Continuing operations operating profit at CER (£m)	250	301
Continuing operations operating profit margin (%)	5.9%	6.7%
Operating cash flow (£m)	433	818
Free cash flow (£m)	87	266
Dividend (pence)	1.0	2.0

(1) Production Management, Energy Management & Development Division
(2) All references to operating profit throughout are stated before exceptional items, goodwill amortisation and goodwill impairment
(3) Production Management excluding Baan
(4) CER = constant exchange rates

Chairman's statement

In future, Invensys will be focusing on Production Management and Rail Systems. We will be disposing of all other businesses. On completion of these actions, your Board believes that Invensys will offer investors a smaller Group possessing higher quality growth prospects, financed by a stronger balance sheet.



Lord Marshall of Knightsbridge, Chairman

Dear Shareholder,

At the time of our interim results in November, there were clear indications that our transformation programme was starting to work in areas where management had focused its resource. Since then, our disposal of designated non-core businesses has been completed, banking covenants have been consistently met and margin improvement has been achieved in a number of businesses, most notably in Production Management. However, a minority of under-performing businesses have reported disappointing results with trading conditions continuing to weaken. As a consequence, your Board recognises the need to secure a greater level of financial stability for the Group.

In April, we announced that we will be disposing of further businesses and focusing on Production Management. We will also continue to develop our Rail Systems business. The remaining businesses in the Group will be divested, either partially or wholly, by seeking suitable equity partners or new owners, as appropriate to the development needs of each business. A structured and phased process to achieve this is already underway. Proceeds raised from asset sales will be used to satisfy the cash requirements of the Group, including reduction of indebtedness and funding of pension schemes, as well as the investment required to grow market share in Production Management and Rail Systems and return the Group to overall profitability and earnings per share growth.

On completion of these actions, your Board believes that Invensys will offer investors a smaller Group possessing higher quality growth prospects and leading competitive positions, financed by a stronger balance sheet. In seeking to create value for shareholders, the priority will be to establish stability, to provide assurance for customers and employees and to achieve margin improvement. More information on the new structure of the Group going forward is provided in the Chief Executive's review.

Results summary and dividend

Group sales were down 28% at £5,018 million (2002 £6,972 million), principally due to the sale of non-core businesses that last year contributed sales of £2,349 million. Group operating profit before exceptional items, goodwill amortisation and goodwill impairment fell by 40% to £330 million (2002 £549 million). Corporate and operating exceptional items, including a write off of goodwill associated with disposals of £1,321 million and goodwill impairment of £585 million, have resulted in the Group recording a loss of £1,442 million for the year (2002 loss of £869 million). The underlying earnings per share for continuing operations were 2.2p (2002 2.8p). Free cash flow of £87 million was £179 million lower than the previous year, mainly due to a reduction in operating profit of £219 million. Net debt at the year end was down to £1,556 million.

In the context of the Group's performance, the Board is recommending that no final dividend be paid. Given the interim dividend of 1.0p, this makes a total for the year of 1.0p (2002 2.0p).

Disposals

We successfully completed the disposal programme announced in February 2002, ahead of schedule and with proceeds exceeding the target of £1.5 billion. It was a significant achievement to have realised sale proceeds of £1.8 billion in total for this programme.

On 15 April, we announced the creation of a newly enlarged Development Division for whose businesses we will seek new owners or equity investors. We expect this transition process to take 18 to 24 months and we are not, at this early stage, putting a precise target on disposal proceeds, for two reasons. Firstly, if we are able to manage liabilities down from their current level, we may opt to retain an equity stake in some businesses to retain exposure to an eventual market rebound. Secondly, the sale of multiple businesses is complex and involves numerous decisions regarding the retention or inclusion of various liabilities on sale.

Sustainable development

We have made sound progress this year on our commitment to broaden social responsibility and sustainability based on our statement of guiding principles, the Invensys Intent. We participated in Business in the Community's 1st Corporate Responsibility Index and were pleased to be placed towards the top of the third quintile of companies who took part. We have also taken a number of further steps to implement the principles of the United Nations Global Compact. A full report on our progress in this area is contained in the Sustainable development section.

Customers and suppliers

The performance initiatives focusing on Customer Development and Lean Supply Chain have produced real improvements for many of our customers and suppliers. We appreciate their support in the past and give them our commitment to maintain and build our relationships as we go forward.

Employees

I thank all our employees for their loyalty, professionalism and hard work in what has been a particularly difficult year. It is very disappointing that, despite the best efforts and commitment of our people, we have not been able to continue with the full strategy that we announced in February 2002. I believe that the revised course of action we have now set out will offer the best prospects for the future of the Group.

Board

There have been a number of changes to the Board in the past year. We have seen the retirement of Bob Bauman, Kathleen O'Donovan and Sir Graham Hearne, all of whom contributed significantly to your Company – in the case of Kathleen O'Donovan, over twelve often challenging years as Finance Director of BTR, then Invensys. I thank them, as I do the continuing directors, and I wish them well.

Adrian Hennah was recruited in October, and became Chief Financial Officer on 1 January 2003. Martin Jay and Jean-Claude Guez joined the Board as non-executive directors in January 2003, and Andrew Macfarlane in March 2003. Each of them will bring their different expertise and experience to the benefit of the Group.

Sir Philip Beck, who has been a valued colleague on the Board at Siebe and then Invensys, will retire at this year's AGM. I thank Philip for his contribution over twelve years.

This year also marks the end of my five-year tenure. As I look back on my time as Chairman, initially of Siebe, then Invensys, I would not want the decline in our performance to overshadow totally the positive achievements of management and employees of the Group during that period. When we created Invensys through the merger of Siebe and BTR in 1999, it was against a backdrop of almost a decade of sustained world economic growth, and considerable optimism for it to continue. Subsequent events proved that to be unfounded, thereby causing a major downturn in many of our markets at a time when management was striving to deliver synergies from the merger. Mistakes have been made and lessons learned which will benefit future decisions.

Martin Jay will take over as your Chairman following the AGM. Martin has first-hand experience of the demands of steering a business through a period of significant transition. In Rick Haythornthwaite, Adrian Hennah and their colleagues I believe your Company has an extremely competent executive management which, together with your Board, is fully prepared to face the challenges ahead.

Outlook

At this moment, it remains difficult to predict the timing of a recovery in our markets. The focus for the coming year will remain the achievement of further progress in Invensys' own productivity, in order to mitigate any factors outside our control. The Production Management team last year delivered a margin improvement of over two percentage points, excluding Baan, and expects to deliver further improvement in the coming year, whether or not trading conditions begin to strengthen. At the same time, the Group has a major disposal programme underway and a detailed process to actively manage the reduction of its liabilities.

Lord Marshall of Knightsbridge, Chairman
28 May 2003

Chief Executive's review

Tougher trading conditions than we anticipated were compounded by continuing weak financial markets. Further actions had to be taken for the good of Invensys and its investors.



Rick Haythornthwaite, Chief Executive

It has been a demanding and disappointing year.

In February 2002, we outlined plans to simplify our Group's structure by creating two core divisions, Production Management and Energy Management, secure its financial position and rebuild underlying performance. It was a difficult task, but one to which our management was committed and in which we achieved real progress.

In the end, this has not been enough. Tougher trading conditions than we anticipated were compounded by continuing weak financial markets. Despite completing our disposal programme ahead of target, and achieving significant performance improvements, it became clear that we could not afford to develop both core divisions and reduce our liabilities to an acceptable level. Further actions had to be taken for the good of Invensys and its investors.

- Focusing our efforts on Production Management and Rail Systems
- All other businesses to be divested in a structured and phased process

15 April announcement

This was the background to our announcement on 15 April, that we had made the decision to move from two core divisions to focus our efforts on the Production Management and Rail Systems businesses.

All other businesses were moved into an enlarged Development Division and the process begun at once to divest all or part of our interest in these businesses.

In addition to Baan, the businesses impacted are the largely product-based Appliance Controls, Climate Controls, Metering Systems and Powerware from the Energy Management Division, APV Baker from Production Management and Lambda, Teccor and Hansen Transmissions. For the year ended 31 March 2003, the expanded Development Division would have had combined revenues of £2.6 billion. IMServ and certain data management technologies that were formerly within Energy Management have been incorporated into Production Management.

Successful completion of the disposal programme over the next 18 to 24 months should result in a smaller, more agile and focused Group, with higher growth potential and above all greater financial stability.

Performance

In the year to 31 March 2003, sales of the continuing operations, Production Management, Energy Management and Development divisions, were down 8% to £4,258 million or 4% at constant exchange rates. Operating profit was down 20% to £250 million, which meant that the operating margin for the continuing operations fell almost one percentage point to 5.9%.

The Development Division improved profits by £10 million, driven by Rail Systems, where margins remained at 12.6%. Energy Management Division's margins, however, fell almost two percentage points.

At Production Management, excluding Baan, margins rose more than two percentage points. An apparent weaker second half performance reflected adjustments on a small number of problem contracts within a particular business. Excluding the impact of these adjustments, second half margins would have been stable.

Restructuring charges were lower than last year at 2.4% of sales, but slightly above our target of 2%. Free cash flow before dividends was £87 million: not what we had hoped for but a partial recovery from the working capital outflow in the first half.

Overall, we reduced our net debt from £3.0 billion to £1.6 billion through our successful divestment programme.

We announced in our update on 15 April that, in the circumstances, the Board would not be recommending payment of a final dividend.

Assessment of progress

These are certainly not the headline numbers that we had hoped for when we announced our plans in February 2002. These plans looked to remove the complexities and historic issues inherent within the merger of two conglomerates; meet our customers' needs for solutions to productivity and energy problems; reduce debt by selling non-core businesses; and reposition the business for the eventual upturn in our markets.

These plans have been only partially successful. Most of our businesses have shown measurable productivity gains, but our failure to turn around a minority of under-performing businesses as quickly as we anticipated has given away those gains, and impacted on our final figures.

For our plans to be successful, we also needed to generate sufficient cash flow to deal with mainly pre-existing financial obligations such as tax, legal settlements and above all, debt.

The one liability that we could not have foreseen in late 2001 was the dramatic decline in the financial markets and the resulting impact on our pension funding obligations, where we calculate that the total deficit on an FRS 17 basis was £931 million at 31 March 2003.

All of this left us no room for slippage in either performance improvement or market recovery and certainly no headroom to invest. It has always been clear that we had to strengthen our balance sheet and at no time have I felt it reasonable or feasible to do so other than by selling businesses. This meant that further choices had to be made.

Rationale to 15 April announcement

The decision announced on 15 April may appear radical, but it was driven by a simple truth: we did not have the financial resources to resolve the Group's liabilities and to continue to invest in both the Production Management and Energy Management divisions at the same time. So we have narrowed the focus of Invensys down to Production Management and Rail Systems.

We chose Production Management for several key reasons. The management team, led by Chief Operating Officer Leo Quinn, has been in place longer and has made significant progress in gross margin improvement, controlling costs, maximising cash flow and translating operational improvements into bottom line success. We believe that, as a more service and solutions-based business, the underlying growth prospects and return on capital for Production Management are higher.

It is also the business that addresses more critical issues for our customers, and a business in which we have stronger overall market position. Invensys technology is currently installed at over 50,000 customer

Future Invensys

Production Management
Process Systems
APV
Eurotherm
M & I
Wonderware
ArchestrA
IMServ

Rail Systems
Westinghouse
Safetran
Dimetronic
Burco

New Development
Climate Controls
Powerware
Appliance Controls
Metering Systems
Lambda
Baan
APV Baker
Hansen Transmissions
Teccor

sites worldwide. These factors, combined with the launch of innovative technologies such as ArchestrA, Foxboro A^2 and Digital Coriolis, provide exciting long-term growth prospects.

The drive towards integration and growth amongst the Production Management businesses will continue and, we anticipate, will accelerate as we manage down the financial constraints to our growth.

Rail Systems, which has enjoyed strong growth over the last year, has extremely good prospects. We believe Rail Systems represents an exciting opportunity for Invensys investors.

We have already begun the work to reduce or divest our holdings in all other businesses. Proceeds from this programme will be used to deal with our financial obligations, most notably debt and pension funding, enabling us to remove the constraints of financial instability and invest in the growth opportunities of Production Management and Rail Systems.

Signalling faster and safer journeys on London Underground

When Bombardier Transportation, part of the Metronet consortium working for the London Underground, was looking for a supplier to design, supply, install, test and commission new signalling and train control equipment on two key projects, it selected Westinghouse Rail Systems, part of Invensys' Rail Systems business. The contract is worth over £850 million and will run from 2003 to 2014. **This is the largest mass transit, signalling and train control contract ever awarded in Invensys' history; a contract that will enable the operators to manage the system more efficiently and more safely, improving journey times for passengers and ensuring a much smoother ride overall.**

Future Invensys

Our plans for the next two years prompt a number of questions: how will we maximise value from the expanded Development Division? Will this value be sufficient to restore the balance sheet? Will Invensys eventually offer investors higher quality growth prospects?

Our last disposal programme yielded proceeds totalling £1.8 billion, above target, and was completed early. We will follow the same formula for our new disposal programme, securing strong, independent, entrepreneurial leaders; incentivising management to maintain performance and maximise sale proceeds; and sufficient financing to ensure flexibility and manoeuvrability on timing and process.

Currently in the market there is a range of estimates for net proceeds from the sale of these businesses of up to £1.8 billion. Given our track record, we are comfortable that we can substantially exceed this. We are not, however, placing a precise target value on this programme. This is because, if we find that we are able to manage total liabilities down from their current level, we may opt to keep some equity in businesses where we feel there is still value to be achieved through the continued growth of the business or an eventual market rebound. Furthermore, setting a publicly declared target for such a complicated process may potentially constrain us and limit our options.

There is also the issue of timing. Our financial obligations do not crystallise immediately, so the pace of the disposal programme can be timed to achieve maximum value. We have the flexibility to balance our desire to get the right value for investors with the need for funds to grow our retained businesses and meet our financial obligations over the next two years.

So will a smaller, more focused Invensys offer investors higher quality growth prospects?

Rail Systems is an attractive business in a high growth sector with strong market positions in the UK, Spain, Portugal, the US and Asia. Operating margins were maintained over the last year and it has recently been awarded a £850 million contract under the London Underground PPP initiative.

Production Management has a strong competitive position with a large customer base and, excluding Baan, showed clear margin improvement in 2003. There have also been concrete achievements in the development of our customer relationships over the last twelve months. We are learning to deploy the combination of a deep understanding of customers' industries with our unique spread of technologies in order to regain market share.

We have strengthened our technology offering over the last 18 months, filling gaps with interfaces like Hart and Foundation Fieldbus. We have taken technology already in our portfolio and created Foxboro A^2 to increase our reach at the smaller end of the distributed control systems spectrum. We have also launched ArchestrA and Digital Coriolis, which is opening a new market to us. Internally, we have appointed a Chief Technology Officer and are now following a single Invensys technology roadmap.

The biggest challenge is of course to predict the return of market growth; but in the meantime, there is no shortage of opportunity from technical innovation, the development of new productivity solutions for customers, and the ongoing improvement in customer satisfaction.

The second challenge lies in continuing the performance improvements to increase margins, cash flow and return on capital. We remain committed to building on the progress already made in areas of supply chain, project and contract management, engineering and manufacturing excellence, technology innovation and knowledge management. We will balance this objective with the need to invest in order to drive the future growth of this business. Our objective of improving the conversion of profit into free cash flow also remains a key target.

The third challenge rests in the successful creation of an integrated, efficient business. First we need to get the structure right. We need high-calibre people with the skills and experience to profitably marry customer needs with Invensys' capabilities. At an underlying level it is also about adequate investment to ensure flawless execution with one face to the customer.

Summary

The issues facing Invensys are clear and substantial. There is no escaping the difficult task that lies ahead. However, the problems have been recognised, and decisive action taken. Behind the headlines is a group where solid performance improvements have been achieved, and where the execution of a major disposal programme has already begun. The key thing is to maintain a steady focus on the need to build on the progress already achieved and to continue to increase the operating performance and financial stability of Invensys.

Rick Haythornthwaite, Chief Executive

Record production for Aracruz Celulose

With a relationship with Aracruz Celulose that can be traced back nearly 30 years, Invensys continues to deliver sophisticated control systems that enable its client to get the most out of its pulp production facilities. Its latest success involves a third pulp production unit, Fiberline C, at its mill in Brazil that has set a new world record for the speed taken to achieve full production capacity. Within six months of commissioning, the plant achieved daily average production of 1,984 tons, higher than the 1,978 average that had been targeted.

Aracruz cited the achievement as being down to the intelligence, competence, commitment, motivation and the engagement of all those involved in the process, "and by choosing the best technology providers to be the suppliers".



Management discussion & analysis This statement combines reviews of the operational and financial performance of Invensys for the year to 31 March 2003.

Operating results

Invensys' operating results include the performance of continuing and discontinued operations. Continuing operations encompass the three main divisions in existence during the year ended 31 March 2003: Production Management, Energy Management and Development. Discontinued operations are those businesses that were sold during the year including Rexnord, Flow Control, Sensor Systems, Fasco Motors and Drive Systems.

Sales from continuing operations were £4,258 million (2002 £4,623 million) down 8% in absolute terms and reflecting a decline of 4% at constant exchange rates (CER). Total Group sales for the year were £5,018 million (2002 £6,972 million) reflecting the disposal of businesses during the year.

Operating profit for continuing operations was £250 million (2002 £312 million) in line with our trading update in April. Total Group operating profit was £330 million overall (2002 £549 million). Total Group operating margin was 6.6% (2002 7.9%), while operating margin for continuing operations was 5.9% (2002 6.7%), primarily due to the under-performance in a minority of businesses.

These results include a £203 million negative currency translation impact on continuing operations' sales and £11 million on operating profit due to substantial movement in US dollar to sterling exchange rates over the year.

Production Management

Production Management sales were £1,449 million (2002 £1,584 million). Sales were 9% lower than the prior year (5% CER). Sales in Europe were significantly affected by the decline in the software market served by Baan. Sales in North America were 5% lower (CER), reflecting the continued lower spending by organisations served by the industrial automation businesses, while South America, Asia Pacific and the Middle East and Africa all grew. Operating profit was £28 million (2002 £33 million) and operating margin was 1.9% (2002 2.1%). Sales for the year excluding Baan were 6% lower at £1,261 million (2002 £1,342 million).

Excluding Baan, Production Management achieved strong underlying improvements with a rise in operating profits from £28 million to £53 million and in operating margin from 2.1% to 4.2%. This underlying performance improvement was the result of aggressive management actions to control contracts, project management and supply chain costs.

While costs were tightly controlled, the Division continued to invest in new technologies. ArchestrA, the future platform for all Invensys technology, was launched commercially and customer feedback has been positive. Foxboro A², an ArchestrA-based, smaller scale complement to the I/A series, and Digital Coriolis, our award-winning flow meter and transmitter, were also successfully introduced to the market.

Process Systems manufactures process automation systems, advanced process control solutions, safety and critical control technologies and software focusing on the management and control of information flow, in addition to providing project management and services to the process automation industry.

Process Systems achieved a significant increase in operating profit from £8 million to £21 million, despite a slight decline in sales to £713 million (2002 £768 million). Increases in plant intelligence software sales, including growth associated with Triconex, were offset by lower process systems sales in Europe, Middle East and Asia. Operating margin increased from 1.0% to 2.9%, after including significant investments in technologies including ArchestrA, through improved portfolio management and project execution and the positive impact of performance initiatives.

APV provides process equipment, project management and services to food, beverage and pharmaceutical producers in North America and Europe, Middle East and Asia.

APV saw sales reduced from £303 million last year to £291 million. Lower sales in certain markets were more than offset by operational improvements and a closer integration between the Products, Solutions & Services businesses, contributing to an operating profit of £11 million compared to a £1 million loss last year. Operating margin was 3.8%.

- Sales from continuing operations down 8% to £4,258 million
- Operating profit for continuing operations of £250 million
- Continuing operations operating margin 5.9%
- Production Management operating margins, excluding Baan, increased to 4.2%

Eurotherm manufactures control and measurement instrumentation for a wide range of industrial and process markets.

Eurotherm successfully maintained operating profits at £17 million (2002 £20 million) as sales dipped from £127 million to £119 million in difficult trading conditions impacted by overcapacity in the semiconductor, steel and plastic processing industries. Operating margin fell to 14.3% (2002 15.7%).

Baan is a provider of enterprise application software and related services.

Sales for Baan reduced to £188 million (2002 £242 million). Significant cost and headcount reductions were not able to offset a decline in high margin licence sales, resulting in an operating loss of £25 million, compared with an operating profit of £5 million last year.

Baan's performance had a significant impact on the performance of Production Management as a whole, reducing operating margin from 4.2% to 1.9%.

APV Baker is a leading manufacturer of process equipment specifically for the dry food industry.

APV Baker maintained sales at £78 million (2002 £77 million) with contract wins in the US bakery industry. Operating profit remained at £2 million and operating margin at 2.6%.

M&I manufactures measurement tools and instrumentation primarily for the process industries.

M&I experienced a steady decline in markets resulting in a decline in sales to £60 million (2002 £67 million). Despite this, the positive impact of prior year restructuring and cost containment programmes resulted in an operating profit of £2 million compared to an operating loss of £1 million the previous year.

- Energy Management operating profit down 28% to £170 million
- Energy Management operating margin down to 8.3%

Energy Management

Sales were 12% lower than the prior year (7% CER) at £2,054 million (2002 £2,341 million) as the continued weaknesses in IT/Telecoms affected Powerware and a sharp decline in the commercial buildings markets impacted sales in Climate Controls. Actions have been taken to reduce costs and stabilise profits, including closing down loss-making operations. Appliance Controls and Metering Systems, the other key businesses in the Division, performed well in flat markets.

Operating profit for the year was down from £237 million in the prior year to £170 million, with an operating margin of 8.3%. A decline in operating profit at Climate Controls was the key factor in the Division's performance. While businesses targeting the US and European consumer markets, such as MapleChase, performed steadily, Building Systems, Ranco Japan and Energy Services reported significant declines in operating profit driven by depressed end markets. Appliance Controls and Metering Systems continued to deliver double digit operating margins and Powerware showed overall improvement in both margin and operating profit.

Development Division

The Division continued to perform strongly with sales for the year up 8% on prior year (11% CER) at £755 million (2002 £698 million), driven by growth in the rail and wind turbine markets, which more than offset continued weakness in IT hardware and semiconductor devices. Operating profit for the Division was £52 million, with an operating margin of 6.9%.

Sales in Rail Systems were up 15% to £404 million (2002 £350 million) for the year with growth in the UK, Spain and the US. Operating profit increased 16% to £51 million (2002 £44 million), with an operating margin of 12.6%. Its combination of proven technology and engineering expertise resulted in the Westinghouse business winning a contract worth over £850 million to improve signalling, safety and train operation on the London Underground. Other notable current projects are the UK West Coast Route modernisation, the Channel Tunnel Rail Link and a US$50 million (£32 million) per annum maintenance logistics contract with Burlington Northern Santa Fe Railroad in North America.

- Development Division operating margin up to 6.9%
- Rail Systems operating profit up to £51 million
- Rail Systems operating margin remains at 12.6%



Although demand for its products remained strong, Hansen Transmissions continued to be impacted by undercapacity. The construction and commissioning of its new factory in Lommel, Belgium is progressing on schedule and will alleviate this situation.

Strong cost management in difficult markets allowed Teccor and Lambda to control cash flows and minimise losses.

Financial review

Accounting standards

The 2003 accounts of the Group have been prepared in accordance with all applicable accounting standards.

During the year, the Group has followed the transitional disclosure requirements of Financial Reporting Standard No 17: Retirement Benefits (FRS 17). These disclosures are set out in note 6. The Group intends to fully adopt FRS 17 effective from 1 April 2003, in advance of mandatory implementation.

Over the next two years Invensys will dispose of businesses in order to deal with liabilities, a substantial proportion of which relate to pensions. In these circumstances FRS 17 will better represent the position of the Group.

Restructuring programme

The restructuring programme charges were £119 million, representing 2.4% of Group sales.

Goodwill impairment

In accordance with Financial Reporting Standard No 11: Impairment of Fixed Assets and Goodwill, goodwill capitalised on the balance sheet has been reviewed for impairment. This review has led to a £585 million impairment charge, principally related to Baan, being recorded in the accounts.

Disposal programme

Closures and the sale of non-core businesses and fixed assets generated a profit on net assets of £539 million and a write off of associated goodwill of £1,321 million. The write off of goodwill reduces shareholders' funds by £108 million as £1,213 million has already been eliminated against reserves on acquisition.

Goodwill amortisation

In accordance with Financial Reporting Standard No 10: Goodwill and Intangible Assets, goodwill arising on acquisitions since April 1998 has been capitalised in the balance sheet and an amortisation charge of £122 million (2002 £124 million) has been reflected in these accounts.

Finance costs

The interest charge for the year was £113 million (2002 £170 million). The reduction in the interest charge is predominantly due to a reduction in net debt, following successful completion of the disposal programme.

Interest cover for the year based on EBITDA (pre-exceptional items) was 4.3 times. The covenant requirement in our net debt facilities is 3.5 times on a twelve month rolling basis.

Taxation

The tax charge for the year was £57 million (2002 £9 million), including a £9 million charge on corporate exceptional items, reflecting an underlying rate of 49%. The rate is impacted by a number of factors including losses incurred in the year in the US and the UK for which no tax relief has been recognised. The tax rate for the prior year benefited from non-exceptional prior year releases of £40 million, compared to a £1 million adjustment to the charge in the current year.

Earnings

The Group has recorded a loss of £1,442 million compared with a loss of £869 million last year, primarily reflecting the loss on disposals (after goodwill) and goodwill impairment in the current year. The basic loss per share was 41.2p (2002 24.8p). Earnings per share in respect of continuing operations before exceptional items, goodwill amortisation and goodwill impairment were 2.2p (2002 2.8p).

Dividend

In the context of the Group's performance for the year and the need to strengthen the balance sheet the Board does not recommend a final dividend (2002 1.0p). An interim dividend of 1.0p (2002 1.0p) was paid on 4 March 2003 representing a total dividend of 1.0p (2002 2.0p).

Cash flow and indebtedness

Free cash flow before dividends fell to £87 million from £266 million in the previous year, primarily driven by the reduction in operating profit of £219 million. The increase in working capital of £81 million experienced in the first half of the year was reduced to £56 million by the year end. This compares to an £8 million positive movement in the prior year. Reductions in expenditure of interest paid, gross capital expenditure and restructuring costs saved the Group £275 million.

Reduction of the Group's indebtedness is and will remain a major focus. Debt has reduced to £1,556 million from £2,667 million as at 30 September 2002 and £3,016 million as at 31 March 2002. This is largely due to disposals of businesses since 31 March 2002 that have led to sale proceeds of £1,609 million.

In note 6 to the accounts, full disclosure is made regarding the valuation of the assets and liabilities of the principal UK and US defined benefit pension schemes under FRS 17, the accounting standard to be adopted fully by the Group effective from 1 April 2003.

With regard to the funding of the UK and US defined benefit pension schemes, it is the intention that employer contributions will be resumed.

The rights of third parties to terminate the principal schemes and thereby crystallise termination deficits greater than those calculated under FRS 17 have been considered. On the basis of legal and actuarial advice and a detailed analysis of the alternative options available to the third parties and the Group, the exercise of such powers is considered very unlikely.

The Group had total borrowing facilities of £2,599 million as at 31 March 2003, none of which is dependent on credit ratings for availability.

During 2003/04, £73 million of debt is repayable on privately placed senior notes and notes issued under the Group's medium-term note programme. There are no other significant debt maturities in 2003/04.

A US$1,500 million (£949 million) syndicated revolving credit facility matures in June 2004. It is our intention to finance the repayments of this facility through disposal proceeds.

Asset management
Trade working capital to sales of 14% improved from 16% last year in continuing operations, while inventory turns remained steady at 8.7 times. Return on capital employed (operating profit as a percentage of total capital employed, including goodwill) was 5% for continuing operations (2002 6%) predominantly reflecting the reduction in trading profits during the year.

For the total Group, gross capital expenditure in 2003 was £139 million (2002 £243 million). Further performance indicators are included within the Financial summary.

Acquisitions
There were no significant acquisitions made in the year. However, in accordance with the announced process, £49 million of outstanding Baan Company NV (in liquidatie) shares were acquired, bringing the Group's holding to 91.7%.

Disposals
The disposal programme generated £1,609 million of sale proceeds and a profit on net assets divested of £580 million. After the write off of associated goodwill, the net loss on disposal charged to the profit and loss account was £741 million. Significant disposals and proceeds in the year included Rexnord (£560 million), Flow Control (£362 million), Sensor Systems (£267 million), Fasco Motors (£236 million) and Drive Systems (£92 million).

Treasury policy
The Group's treasury policy seeks to ensure that adequate financial resources are available for the development of the Group's businesses, whilst managing its currency, interest rate and counterparty risks. Group treasury acts as a service centre operating within clearly defined guidelines that are approved by the Board.

The Group's policy is not to engage in speculative transactions. The Group's policy in respect of the major areas of treasury activity is set out below.

Interest rate risk
The Group's policy is to set the proportion of fixed and floating rate debt taking into account factors such as the interest rate, business cycles and the Group's level of financial leverage. This may result in significant levels of fixed or floating rate debt from time to time. Where appropriate, the Group will fix interest rates using fixed rate borrowings, forward rate agreements or interest rate swaps. As at 31 March 2003, £989 million, representing 64% of net debt, was in fixed rate form (2002 £745 million, 25%).

Currency risk
In common with other international companies, the results of the Group's foreign subsidiaries are translated into sterling at the average exchange rates for the period concerned. The balance sheets of foreign subsidiaries are translated into sterling at the closing exchange rates. Any gains and losses resulting from the translation are recorded in reserves where they are matched with the gains and losses on borrowings, foreign exchange contracts or currency swaps taken out in the same currencies to hedge the net assets of subsidiaries. The Group aims to hedge a reasonable proportion of its non-sterling assets in this way.



As a consequence, non-sterling borrowings are held primarily in US dollars, euros and yen. At the year end, 48% (2002 64%) of net debt was held in US dollars, 25% (2002 20%) was held in euros and 22% (2002 13%) was held in yen. Major interest rate and currency hedging programmes require the approval of the Board.

Currency transaction exposure arises where actual sales and purchases are made by the Group's businesses in a currency other than its own functional currency. However, the majority of the Group's businesses source raw materials and sell their products within their local markets in their functional currencies and therefore have limited transaction exposure. Where this is not the case, the Group's businesses are required to cover forward a percentage of their forecast currency flows.

Transaction exposure also arises from the remittance from overseas of dividends or surplus disposal proceeds. The Group's policy is to cover such transactions as soon as they are committed and it uses forward currency contracts and, occasionally, currency options to do so.

Funding and deposits

The Group borrows using primarily short- to medium-term variable rate committed and uncommitted bank facilities. In this way it is able to optimise cost of borrowing, whilst maintaining the greatest flexibility to adjust currency mix and maturity in line with cash flows from operations as well as divestments and acquisitions. Uncommitted funding methods are supported by committed undrawn medium- and short-term facilities. The Group also borrows medium-term funds in the public and private debt markets.

Surplus funds are placed for short periods in investments in major currencies that carry low credit risk and which are readily realisable.

Counterparty risk

The Group monitors the distribution of its cash assets, borrowings and other financial instruments against pre-determined limits so as to control exposure to any territory or institution.

Committed facilities and use of derivatives

Disclosures on the Group's committed facilities and use of derivatives are included in notes 20 and 29 to the accounts.

Sustainable development
We are committed to delivering long-term growth for our investors in a manner compatible with the interests of our employees, customers, business partners, governments and local communities.

Invensys is committed to acting in a socially responsible manner. In last year's report, we said we were developing a set of guiding principles, the Invensys Intent, on those issues that affect all our stakeholders. Our purpose this year has been to create a greater understanding of, and a higher level of engagement with, these issues throughout the Group, as the foundation for our business, financial and social relations.

Significant advances have been made over the last twelve months in fulfilling the commitments embodied in the Invensys Intent, despite the difficult trading conditions and turnaround pressure: advances in governance structure and management systems; improvements in environmental, health and safety; delivery of new 'resource productivity' solutions to customers; and specific initiatives to take forward our dialogue with key stakeholders. In this Sustainable development section, we report on these advances against each of the commitments in the Invensys Intent.

Although we have now decided to narrow our focus to our Production Management and Rail Systems businesses, our commitment to sustainable development is unaltered. In current trading conditions, it would be tempting to give these issues lower priority. We think this would be short-sighted and we have made selective investments in health and safety and training and development and will continue to do so.

During the year, we have reviewed the options for future reporting on our environmental and social performance and impacts. We believe it is important to have an objective framework, against which we and others can measure our progress. Based on emerging best practice in this field, we have decided to work towards compliance with the requirements of the Global Reporting Initiative (GRI). While the Group's risk profile will change over the next 18 to 24 months, as we divest the businesses in the expanded Development Division, the GRI will provide a consistent reporting framework for our environmental and social performance and a roadmap for improvement.

As a measure of our progress, we were pleased to be placed in the third quintile of companies participating in the 1st Business in the Community Corporate Responsibility Index. For the first time, this Index offers companies a means of benchmarking their social responsibility performance against others in their sector.

Governance structure and management systems

The Board is responsible for the Group's overall environmental, health and safety and social policies and procedures and holds the Chief Executive accountable for their implementation. The risks associated with these areas are identified, considered and managed through the Audit Committee and Risk Committee, which report regularly to the Board.

In the environment, health and safety (EH&S) arena, a new EH&S Council has been established to provide leadership and direction to the Group's programme. The newly-appointed Vice President, Environment, Health & Safety is responsible for implementing this programme, for establishing best practice standards and for the monitoring and reporting of performance. Invensys has well-developed environmental management and reporting systems, which are described in the new EH&S area on our website launched during the year. For further details please visit www.invensys.com/about/ehs02/policy.html

Corporate Responsibility Index

This year, we made a detailed submission to Business in the Community's 1st Corporate Responsibility Index. The results of the Index, published in March 2003, placed Invensys towards the top of the third quintile of 122 participating companies. The Index is a valuable benchmark of the Group's achievements to date, as well as an indicator of areas for further focus in the coming year.


BUSINESS in the
COMMUNITY


B

BUSINESS *in the* ENVIRONMENT



Environment

During the year, we have continued to work hard to minimise any detrimental impact from our operations on the environment or public health. Detailed performance data for 2002/03 is currently being collected and verified and will be published on the EH&S page of invensys.com in September.

For three years now, we have benchmarked our performance using the annual Business in the Environment (BiE) Index of Corporate Environmental Engagement. In this year's seventh Index, we again improved our overall score from 90% to 93%.

We have also continued to work closely with our customers, to help them minimise the use of materials and natural resources and reduce their production of waste and harmful emissions. Enabling customers to achieve more output with fewer resources remains central to our offering.

There were two instances of environmental non-compliance during the year. In Long Beach, California, an inspection by the local Air Quality Management authority found degreasers utilising percholorethylene to be non-compliant, resulting in a fine of US$2,500 (£1,582). An alternative cleaning process that does not use percholorethylene was found and production resumed.

We aim to make the optimal use of natural resources and minimise environmental impact, through both the solutions we provide to our customers and the management of our own facilities.

In China, a fine of RMB153,600 (£11,743) resulted from noise levels at the boundary of the site exceeding those set for a residential area. An acceptable solution has been found and will shortly be completed.

We have made good progress towards our commitment to achieve Industria Limpia certification at all our Mexican facilities by 2005. Five sites in Mexico have started the process and one has already completed all the actions identified during the audit phase and is awaiting its certificate. One site in Brazil has also decided to follow the same process and in February received an award for their progress so far from a representative of the Mexican Federal Enforcement Agency for the Environment (PROFEPA).

Health and safety

As part of our commitment to excellence in health and safety, a new Incident Reporting System is now in operation. In simple terms, the system uses an intranet based system to enable employees to report all incidents (near misses as well as injuries) in a consistent manner. The objective is to achieve a major shift in our health and safety culture, encouraging openness in reporting unsafe conditions, promoting a thorough investigation, and tracking resulting actions through to completion.

By adopting a uniform approach worldwide, a strong signal is being sent that EH&S is just as important as our other financial and operational key performance initiatives and metrics. This 'best in class' reporting system will help us create a safer workplace by targeting specific reductions in the number of accidents and days lost on the basis of better information.

There were two employee fatalities during the year. The first involved a truck driver in Canada, killed whilst unloading railway sleepers; the second was a supervisor in the US, killed in a car accident whilst returning from a customer's site. Both deaths are deeply regrettable, and we continue to review our health and safety procedures.

In the US, the Occupational Safety and Health Authority (OSHA) carried out four inspections, two of which resulted in fines of US$1,120 (£709) and US$750 (£475). Elsewhere, no reports have been received of any fines or other action from breaches of health and safety regulations.

We regard the health and safety of our employees in the workplace and the protection of all visitors to our facilities as vital and we allow no compromise on safety standards.

Our employees

We stated last year that our strategy depends on building a strong customer-focused culture and on developing the skills of our people. Considerable progress has been made on both counts during the past year.

In January 2003, we conducted our first Group-wide employee survey, which prompted nearly 32,000 replies (a response rate of approaching 70%). Overall satisfaction, based on answers to all questions, was 69%, with Environmental and Social Responsibility (80%) and Job Satisfaction (76%) attracting the highest scores. Less encouraging were the results for Training and Career Development (62%) and Pay, Benefits and Working Conditions (58%).

One of the most significant developments during the year was the rationalisation of our disparate, fragmented training and development programme under the auspices of the Invensys University. The ultimate aim of the University is to offer a full range of training tools, from instructor-led training sessions to e-learning courses, giving our employees the opportunity to expand their skills, whatever their role in the organisation. Initially there are four colleges covering Sales, Leadership, Lean Supply Chain Management and Change Management, and the first 200 students have enrolled. Further colleges, including Project Management and EH&S, are being planned. To be a successful Group, it is vital that we share knowledge and ensure that everyone has the necessary skills to grow and deliver high performance.

Group-wide employee survey


“Invensys Direct”
Employee Survey 2003

The first ever Group-wide employee survey, Invensys Direct, achieved a response rate of approaching 70%, an excellent result, which confirmed employees' desire to give their views on how to improve the business. The survey covered areas such as how employees felt about working for Invensys, whether they understood the company strategy, and whether they felt they were being properly rewarded for their work. The survey underlined the Group's commitment to dialogue with employees, made in the Invensys Intent, and has established a baseline of employee attitudes from which we will develop programmes to address the problems identified.

We ensure that employees are recruited and assessed on the basis of their skills and suitability for the work performed. No employee receives less favourable treatment on grounds of colour, religion, ethnic origin, gender, marital status, disability, age or sexual orientation.

The INVEST performance improvement programme provided a focus for employee engagement during the year, with a range of training courses, ideas generation workshops and other communications tools encouraging and supporting employees to play their part in our drive for Group-wide productivity improvements.

One in three of our employees has been involved in either an INVEST project or an INVEST ideas generation workshop so far and we plan to increase this level of participation as INVEST continues to be a key part of our Group performance improvement activities.

We continue to give strong support to the Invensys European Employees' Forum, which is now in its fourth year. It remains an important channel for debating major issues that affect the well-being of our European employees.

We made further enhancements to our Group-wide employee communications programme, including the creation of a Site Communicators Network to ensure employees at our 400 sites are kept fully informed about the Group's progress. Research among employees has shown, in particular, that there is a great desire for more information about progress and development at a local site level. By having a network of Communications Co-ordinators at all sites, we aim to ensure that the differing information needs of our employees in different locations are met. This network has also been a valuable feedback mechanism, enabling us to gauge employee response to and concerns resulting from major Group announcements.



In 2001 Invensys signed up to the United Nations Global Compact. To collect data that is relevant to implementation of Principles 3,5,6,7 and 8, our annual environmental questionnaire was extended to include questions on health and safety and social responsibility. This has helped to raise awareness of the issues at site level as well as providing valuable information at the centre as a means of identifying potential issues.

Additionally, a high level risk assessment was undertaken by independent consultants to identify specific countries and critical social responsibility issues so as to prioritise areas for further attention. As a result, audits were commissioned by independent experts of two sites in China and one each in India and Mexico. These focused on the accuracy of the answers to the questionnaire as well as the overall management of human rights and labour issues, as embraced in Principles 1 to 6. As well as identifying some specific items to be addressed at each site, the results of the audits have been used to modify the questionnaire to provide improved data.

As an example of our response to Principles 7 and 8, a case study was submitted to the UN Global Compact in October 2002 and is published on their website: www.unglobalcompact.org

As a global Group, we are committed to universal principles of human rights, respect local laws and customs wherever we operate and expect our employees to operate on this basis.

Mexicali environmental workbook

To spread environmental awareness and engender a sense of responsibility among local children, Invensys Climate Controls' Mexicali plant in Mexico sponsored the production and distribution of an environmental workbook which employees then used in local primary schools. The workbook helps educate children in different aspects of environmental concern, such as water pollution and recycling, and demonstrates the Group's commitment to engaging local communities in dialogue about subjects of mutual importance.


invensys
Cuidemos el mundo

Community relations

We made donations of £1.0 million to a range of charitable causes during the year, the majority being made by our operating businesses to support their local communities.

In addition to the donations we make as a Group, we actively encourage and support employees to become involved in charitable activities. For example, in August 2002, a group of 20 Safetran employees entered a charity fund-raiser benefiting the Special Olympics. The objective was to pull a 100 ton UPS Boeing 757 a distance of twelve feet. The Safetran Team finished in first place for the second consecutive year, covering the distance in 6.51 seconds. The funds raised have been used to support sports training and competition for athletes in Kentucky with mental disabilities.
In November 2002, two Climate Control employees from Plymouth, England trekked across Cuba in a fundraising event for the NCH children's charity, which was sponsored by a major Invensys customer, Plumb Center, part of Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products.

We recognise our responsibilities towards the communities in which we work. We support the development and well-being of these communities through charitable donations to a wide range of health, educational and social causes.



Board of directors

Lord Marshall of Knightsbridge
Chairman
Joined the Siebe plc Board in January 1998 and appointed Chairman in June 1998. Chairman of British Airways Plc and non-executive director of HSBC Holdings plc. Formerly President of the Confederation of British Industry. (aged 69)
Chairman of Nominating Committee.

Richard Haythornthwaite
Chief Executive
Joined the Invensys plc Board in July 2001 and appointed Chief Executive in October 2001. Non-executive director of Imperial Chemical Industries PLC and, until 30 June 2003, Lafarge SA. Formerly Chief Executive Officer of Blue Circle Industries plc (until the company was acquired by Lafarge SA), formerly non-executive director of Cookson Group plc and held senior positions with BP and Premier Oil. (aged 46)

Adrian Hennah
Chief Financial Officer
Joined Invensys plc as Senior Vice President, Finance in October 2002, appointed to the Board in October 2002 and became Chief Financial Officer on 1 January 2003. Formerly Senior Vice President, Finance and Operations with GlaxoSmithKline Plc, R&D. Prior to this he was the Chief Financial Officer for Glaxo Wellcome Inc USA. (aged 45)

Sir Philip Beck
Non-executive director
Appointed to the Siebe plc Board in October 1991. Non-executive director of Delta plc. Formerly Chairman of Railtrack PLC, Chairman of John Mowlem and Company PLC and non-executive director of Kitigawa Europe Limited. (aged 68)
Member of Nominating Committee and Remuneration Committee.

Rolf Börjesson
Non-executive director
Appointed to the Siebe plc Board in July 1998. Chief Executive and Managing Director of Rexam PLC. Non-executive director of Svenska Cellulosa Aktiebolaget SCA and Copenhagen Airports A/S. Formerly Chief Executive of PLM AB. (aged 60)
Senior Independent Director.
Chairman of Remuneration Committee and member of Audit Committee.

Larry Farmer
Non-executive director
Appointed non-executive director of Invensys plc in March 2002. Non-executive director of Digital Steps Energy Limited and Digital Steps Limited. Formerly Chief Executive of Halliburton Brown & Root Limited. (aged 63)
Member of Audit Committee and Remuneration Committee.

Jean-Claude Guez
Non-executive director
Appointed non-executive director of Invensys plc in January 2003. Non-executive director of Exel plc and Eurostar Group Ltd and a former management consulting partner at Accenture, where he remains as a part-time adviser to senior management. Advisory partner with Rocket Ventures LP. (aged 59)
Member of Remuneration Committee.

Martin Jay
Non-executive director
Appointed non-executive director of Invensys plc in January 2003. Chairman of VT Group plc and prior to that Chief Executive for 13 years. Previously held a range of leadership positions at GEC and was a member of the GEC Management Board. Mr Jay will succeed Lord Marshall of Knightsbridge as Chairman of Invensys plc at the annual general meeting in July 2003. (aged 63)
Member of Nominating Committee.

Andrew Macfarlane
Non-executive director
Appointed non-executive director of Invensys plc in March 2003. Group Finance Director of Land Securities Group plc and previously Chief Financial Officer of the hotels division of Bass plc (subsequently Six Continents). Prior to this, Director of Corporate Finance of Bass plc. (aged 46)
Chairman of Audit Committee.

Simon Robertson
Non-executive director
Appointed non-executive director of Invensys plc in February 1999, having joined the BTR plc Board in 1997. Managing Director of Goldman Sachs International and President of Goldman Sachs Europe Ltd. Non-executive director of Inchcape plc and Berry Bros. & Rudd Limited. Former Chairman of Kleinwort Benson Group plc. (aged 62)

Corporate governance

Principles
The Board is committed to the highest standards of corporate governance. Throughout the year, Invensys has been in full compliance with the provisions of the Combined Code appended to the Listing Rules of the UK Listing Authority ('the Code'). The following describes how the Principles set out in the Code have been applied.

The Board
The Board currently has ten members, comprising eight non-executive directors, including the Chairman, and two executive directors. There is a clear division of responsibility between the Chairman and the Chief Executive, which ensures that there is a balance of power and authority. All the non-executive directors are regarded as independent. Mr Rolf Börjesson is the Senior Independent Director. Biographies of all the directors are presented on page 17. As can be seen, they have a wide range of international business and financial experience relevant to the direction of a global company.

Although all the directors have an equal responsibility for the operations of Invensys, the role of the non-executive directors is particularly important in ensuring that the strategies proposed by the executive management team are fully discussed and examined to ensure that they meet the long-term interests of shareholders and also take account of issues affecting employees, customers, suppliers and the many communities in which Invensys conducts its business.

The Board meets at least eight times during the course of a year with additional meetings convened as necessary; in the financial year under review, the Board met on nine occasions. It is exceptional for any director to be absent from any meeting. There is a formal schedule of matters reserved for the decision of the Board that includes all major strategic and financial decisions; other decision-making is delegated through structured procedures to committees and senior management. To enable the Board to perform its duties, all directors have full and timely access to all relevant information. Each director is required to retire by rotation no later than the third annual general meeting following their appointment or re-appointment.

The Board Committees
The Board has three standing committees:

The Nominating Committee is responsible for monitoring the performance of directors, reviewing induction and training requirements for individual directors and/or the Board as a whole and making recommendations to the Board for the appointment or re-appointment and removal of directors. Its current members are: Lord Marshall (who chairs the Committee), Sir Philip Beck and Mr Martin Jay. Mr Robert Bauman (until 24 July 2002) and Sir Graham Hearne (14 June 2002 to 31 March 2003) also served on the Committee during the year.

The Audit Committee is composed of three independent non-executive directors: Mr Andrew Macfarlane (Chairman of the Committee from 1 April 2003), Mr Rolf Börjesson and Mr Larry Farmer. Sir Graham Hearne was Chairman of the Committee from 1 April 2002 until his retirement on 31 March 2003. It meets at least three times a year to review the published financial information and the effectiveness of both external and internal audit and of the Group's internal controls and risk management procedures. The external auditors normally attend all the meetings and there is a meeting at least once a year between the Committee and the external auditors at which management is not present. At the invitation of the Committee, the Chief Executive and Chief Financial Officer regularly attend meetings of the Committee. On occasions, the other non-executive directors attend meetings of the Committee to obtain a fuller briefing on significant issues and this forum is particularly valuable in providing a direct line of communication between the external auditors and the non-executive directors.

The Audit Committee reviews the work undertaken by the external auditors going beyond the scope of the audit itself in order to ensure that the independence of the auditors is not impaired. This review covers the nature of the work, the method of appointment and the fees paid. This work generally falls into two categories as follows:

- Audit and assurance: this includes work that in their role as auditor they are best placed to undertake. This comprises formal reporting and other work related to borrowings, shareholder and other circulars, various regulatory reports and work in respect of acquisitions and disposals; and
- Taxation: the auditors are used in cases where they are best suited, such as tax provision and statutory work. Other significant tax advisory projects are put out to competitive tender.

In 2000, Ernst & Young disposed of its management consulting business and as a result the auditors do not carry out such work for the Group. The payments made to Ernst & Young LLP are detailed in note 4 on page 41.

The Audit Committee also reviews the work undertaken by the Risk Committee and by Group Internal Audit as described in more detail in the section of this report dealing with internal control.

The Remuneration Committee's constitution and role are described in the Board's Remuneration report on page 22.

Communication with shareholders
Communication with all shareholders is given a high priority and a number of means are used to promote greater understanding and dialogue with investment audiences.

The summary financial statement provides shareholders with the material information concerning Invensys in a form more readily assimilated than the full annual report and accounts. Shareholders can also request the full report. At the half year an interim report is published. All of these documents are available online through the Invensys website (www.invensys.com), together with details of all announcements, investor presentations and share price information.

During the year, shareholders are kept informed of the progress of the Company through trading statements and other announcements of significant developments that are released through the London Stock Exchange and other news services. There is regular dialogue with institutional shareholders and participation in sector conferences. Shareholders can also raise questions directly with the Company at any time of the year through a facility on the website.

Additionally, there is an opportunity at the annual general meeting for individual shareholders to question the Chairman and the chairmen of the Audit, Remuneration and Nominating Committees. The report and accounts are sent to shareholders at least 20 working days prior to the annual general meeting. The results of all polls held at general meetings are announced to the London Stock Exchange.

Internal control

In accordance with the Guidance for Directors on Internal Control, the Board reports on its reviews of internal control which includes consideration of the effectiveness of identification, evaluation and management of all significant risks affecting Invensys.

The Board has ultimate responsibility for the system of internal control. Each division is individually accountable to the Chief Executive and is managed by a Chief Operating Officer who, with his senior management team, provides day-to-day control over the division's operations within the strategic guidelines and delegated authorities adopted by the Board.

The internal control system is designed to meet the Group's particular needs and the risks to which it is exposed but it should be appreciated that, however effective a system of internal control is, it can provide only reasonable and not absolute assurance against material misstatement or loss. In the following paragraphs the directors consider the key components of the Group's system of internal control and the process by which they have reviewed the effectiveness of such controls.

Overall strategy on risk and control – The Risk Committee comprises the Chief Financial Officer (chairman), the Chief Executive, the General Counsel, the Group Financial Controller, the Group Treasurer, the Vice President Risk Management, the Director of Internal Audit, the Vice President Litigation and the Company Secretary. Its principal purpose is to provide further assurance to the Audit Committee and the Board. During the year, its activities have included reviewing the Group's risk framework and its monitoring functions and assessing all major risks together with their related risk management responses and, where appropriate, corrective programmes. The risk management strategy is determined and monitored by the Board with the objective of setting clear guidelines in relation to the levels of retained risk acceptable to the Group. Procedures for the Group-wide assessment of all business risks are subject to continuous review, monitoring and improvement.

Risk management – The internal risk management function reports to the Chief Financial Officer and is responsible for assessing the Group's exposure to risk in areas such as product liability, for making appropriate policy recommendations to the Board and for monitoring compliance with policies adopted by the Board. Responsibility for health, safety, the environment and property rests with the Senior Vice President Human Resources and Group Services, who reports to the Chief Executive. More details regarding this area are included on pages 13 to 16. The legal function, which reports to the Chief Executive, also monitors and acts on specific legal issues, legal claims and litigation.

Operating controls – Controls are detailed in formal procedures, instructions and manuals and compliance is verified by the Group's internal auditors and, to the extent necessary to form their opinion on the truth and fairness of the annual accounts, by the external auditors. Senior managers are required annually to certify compliance with the Group's financial and operational procedures and controls, including environmental and health and safety matters, and in relation to compliance with the Group's legal and ethical conduct policy.

Internal audit – The scope of the internal audit function encompasses the examination and evaluation of the adequacy and effectiveness of the Group's system of internal financial control and the quality of performance in carrying out assigned responsibilities, reporting to the Audit Committee as necessary.

Audit Committee and Main Board review of Internal Control – The Audit Committee reviews reports from internal and external auditors, executive management and the Risk Committee to obtain reasonable assurance that appropriate control procedures are in place and being adhered to and reports on all these matters to the Board. The Board is satisfied that the information that it has received for its annual review (and throughout the year) together with the procedural framework that is in place are sufficient to enable it to review the effectiveness of the Group's system of internal control in accordance with the Guidance for Directors on Internal Control.

Sustainability and social, environmental and ethical matters

The Board attaches high importance to sustainable development and the Invensys Intent that is the foundation of our corporate behaviour as described on pages 13 to 16. The risks inherent in these matters are assessed as part of the Group's overall risk management processes described above. Accordingly, the Board, through the Audit and Risk Committees, receives regular information and reports to enable it to make appropriate assessments in these areas. Performance management, incentivisation and training procedures are being continuously developed so as to reflect more fully the Invensys Intent. The processes required to achieve appropriate assurance and verification across all aspects of these matters continue to be developed and it is the policy of Invensys that over time its success in meeting the Invensys Intent should be increasingly measurable and transparent.

Directors' report

The directors submit their report and the audited accounts for the year ended 31 March 2003 as set out on pages 30 to 64.

Activities and review for the year

The principal activities and review for the year are contained on pages 8 to 12.

Reserves and dividends

During the year the carrying value of the Company's investments in subsidiaries was evaluated and an impairment of £5,579 million recorded as set out in note 15 on page 50. Of this write-down, £4,057 million was offset against an existing merger reserve with the balance recorded against the profit and loss account as set out in note 24 on page 57. At the year end, £1,343 million of the profit and loss reserves was unrealised and therefore not available for distribution.

The directors do not recommend a final dividend (2002 1.0p). An interim dividend of 1.0p was paid on 4 March 2003 making a total for the year of 1.0p (2002 2.0p).

Board of directors

The current directors of the Company and their biographical details are given on page 17. A statement of their remuneration and interests in the ordinary shares of the Company are set out in the remuneration report on pages 22 to 28. Mr R P Bauman, Ms K A O'Donovan and Sir Graham Hearne retired from the Board of directors on 24 July 2002, 31 December 2002 and 31 March 2003 respectively. In addition, Mr P Scaroni joined the Board on 1 May 2002, and subsequently resigned on 14 June 2002, following his appointment as Chief Executive of ENEL SpA in Italy. Lord Marshall has announced that he will retire at the Company's annual general meeting in July, to be succeeded as Chairman of the Company by Mr M Jay, when Sir Philip Beck will also retire from the Board. Mr A N Hennah, Mr J-C Guez, Mr Jay and Mr A E Macfarlane joined the Board on 23 October 2002, 21 January 2003 (Mr Guez and Mr Jay) and 19 March 2003 respectively. All other directors served throughout the year.

In accordance with the Articles of Association, Mr R L Börjesson retires by rotation and, being eligible, offers himself for re-election at the annual general meeting. In addition, Mr Guez, Mr Jay, Mr Macfarlane and Mr Hennah, who were appointed during the year, retire in accordance with the Articles of Association and offer themselves for election at the annual general meeting. Mr Hennah has a service contract, details of which are given on pages 23 and 24. Mr Guez, Mr Jay and Mr Macfarlane are non-executive directors and as such do not have service contracts. Mr Jay's letter of appointment is described on page 24.

Acquisitions and disposals

During the year the Group made no material acquisitions. The following disposals have taken place in the year to 31 March 2003:

	Proceeds £m	Proportion disposed	Effective date of disposal
Rexnord	560	100%	Nov 2002
Flow Control	362	100%	May 2002
Sensor Systems	267	100%	Oct 2002
Fasco Motors	236	100%	Dec 2002
Drive Systems	92	100%	Nov 2002
Australian Transmissions	33	100%	Apr 2002
Alemite	21	100%	Jun 2002
Other disposals	38		
	1,609		

The discontinued businesses contributed sales of £760 million and operating profit of £80 million in the year.

Substantial shareholders

As at 28 May 2003 the Company had been notified of the following interests in its ordinary shares:

Name	Number of ordinary shares	% of issued share capital
Aviva plc	175,173,461	5.01
Brandes Investment Partners, LP	485,131,884	13.86
Legal & General Group plc	110,482,897	3.16
The Capital Group Companies, Inc	240,432,923	6.87

Supplier payment policy

It is the policy of the Group that subsidiary companies should develop long-term relationships with suppliers and establish terms of trade consistent with established practice in their country of operation, and to ensure that suppliers are aware of the terms of payment and that such terms are followed. The Company is a holding company and has no trade creditors.

Employee policy and development

Information concerning employees and their remuneration is given in note 5 to the accounts on page 41. The Group seeks to ensure that fair consideration is given to applications for employment received from disabled persons and to ensure continued employment, training and advancement where possible of employees who are, or become, temporarily or permanently disabled.

The Company also recognises the need to provide information on matters of concern to employees and, to satisfy that need, the Company provides employees with published financial and economic information through its consultative procedures.

General information

Group donations to charities and community causes world-wide were £1.0 million (2002 £1.6 million) with UK charities receiving £0.3 million (2002 £0.4 million). No donations were made to political parties (2002 £nil). The Group carries out research and development in support of its activities. During the year expenditure on the development of new products and processes amounted to £222 million (2002 £265 million).

Auditors

Ernst & Young LLP have expressed their willingness to continue in office as auditors and resolutions proposing their reappointment and to authorise the directors to determine their remuneration will be proposed at the forthcoming annual general meeting.

Annual general meeting

The annual general meeting of the Company will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Wednesday 23 July 2003 at 11am. The separate circular including the notice of meeting sent to all shareholders gives full details of the meeting and the resolutions to be proposed.

By order of the Board
J R W Clayton
Company Secretary
28 May 2003

Statement of directors' responsibilities in respect of the preparation of the accounts

Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss for that period. In preparing the accounts, the directors are required to:

- select suitable accounting policies and apply them consistently;
- make estimates and judgements which are reasonable and prudent; and
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the accounts comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and prevent and detect fraud and other irregularities. The directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Remuneration report

This report is presented to shareholders by the Board and sets out the Board's remuneration policy and details of the remuneration of each director. The Remuneration Committee ('the Committee') is responsible for developing policy on executive remuneration and for approving the remuneration packages of individual executive directors. The members of the Committee during the period under review were Mr R L Börjesson (Committee Chairman), Sir Philip Beck, Mr L E Farmer and Mr J-C Guez (appointed on 21 January 2003). They are all independent non-executive directors.

The Committee takes advice, as appropriate, from independent remuneration consultants and internally from relevant executives and human resources professionals. Specifically, the Committee has taken advice internally from the Chairman, the Chief Executive, the Senior Vice President Human Resources and Group Services (Regina Hitchery), the Vice President Compensation and Benefits (John Reed) and the Company Secretary. Externally, following a review, the Committee has during the year appointed and taken remuneration consultancy advice from New Bridge Street Consultants. This firm now provides the principal source of external advice to the Committee on issues relating to the remuneration of the executive directors. Prior to the appointment of New Bridge Street Consultants, the Committee received advice on such issues from Mercer HR Consulting. The Committee has also received advice from Freshfields Bruckhaus Deringer and previously from Linklaters (in their capacity as lawyers to the Company) on such issues and from Punter Southall & Co Limited which provided advice in relation to executive directors' pensions and actuarial advice to the Company generally. New Bridge Street Consultants provided no other services to the Company. Mercer HR Consulting also acts as actuary to certain of the Group's overseas pensions schemes.

No non-Committee member may attend other than by invitation of the Committee Chairman. No director is involved in deciding their own remuneration.

Remuneration Policy for Executive Directors

The Invensys Group operates world-wide and will be focusing its operations within the production management industry with a high proportion of executives in the US. The markets for executives and staff within which it will operate are therefore the electronic, software and related industries. It is the objective of the remuneration policy with respect to the current year and, subject to any changes of circumstances, future years to provide a remuneration package which is competitive and performance-linked whilst attracting, motivating and retaining the highest calibre executive directors and senior executives. The Committee has established a remuneration package for the executive directors after taking proper account of the specific requirements of the business including the international spread of the business, the remuneration applicable at other levels within the Group and developments in UK best practice. The main components of the remuneration package are as follows:

1 Salary

The Committee determines the level of salary for each executive director annually. Base salaries are set at a level to take account of personal performance and salaries in comparable companies. In establishing individual levels the Committee is conscious that it should pay no more than is necessary to retain the executive whilst ensuring business objectives are fulfilled. There is no automatic adjustment in respect of inflation.

The Chief Executive's salary is currently £660,000 (which was last increased on 1 April 2002) and the Chief Financial Officer's is £400,000 (which took effect on 1 January 2003, being the date of his appointment as Chief Financial Officer). No increase will be awarded to either director in respect of the 2003/04 financial year and the next review date will be 1 April 2004.

In view of the restructuring of the Group explained in the Chairman's statement on page 2 of this report, the Committee considers it appropriate to ensure that the executive directors are properly incentivised to undertake the restructuring in the interests of all shareholders. Accordingly, the Committee is satisfied that the arrangements explained in the following pages represent an appropriate balance between fixed and performance linked pay.

2 Executive Bonus Plan

The main objectives of the Executive Bonus Plan ('the Plan') for the executive directors are to encourage executives to achieve defined annual financial objectives and focus on the most important measures of business success whilst rewarding them for outstanding performance. In this way the Plan seeks to align the interests of shareholders and those participating in the Plan. In designing the Plan, the Committee has followed the provisions set out in Schedule A to the Combined Code appended to the Listing Rules of the UK Listing Authority.

As described in last year's report, the targets for the Chief Executive for the year ended 31 March 2003 were set to reflect profit and cash flow targets and a number of measurable operational targets reflecting the key areas of targeted performance improvement. No bonuses were paid under the Plan to executive directors in respect of that year except a guaranteed bonus of £88,125 due to the Chief Financial Officer. This was negotiated as a term of his recruitment. He has no such guarantee in respect of 2003/04 or subsequent years.

For the forthcoming year 2003/04, the performance targets, for both the Chief Executive and the Chief Financial Officer, have been set to reflect targets related to operating profit before interest and tax, with a range of supplemental measures. The achievement of all targets would produce a payment of 50% of annual base salary and the maximum bonus achievable in respect of performance in excess of targets is 100% of annual base salary.

The Committee considers these targets to be fully appropriate as they provide an effective blend of measures reflecting the need both to develop the ongoing operations and to dispose of non-core activities on as favourable terms to shareholders as possible. The Committee confirms that it is not its policy to pay transaction-related bonuses.

Shareholder approval has been given for the operation of a Deferred Share Bonus Plan. In the current circumstances, the Committee has concluded that it will not be appropriate to operate this plan for the foreseeable future.

3 Long Term Incentive and Option Schemes

(i) Long Term Incentive Plan ('LTIP')

The Committee has decided that in future the LTIP will be operated as the principal vehicle for long-term incentivisation for the executive directors. Under the LTIP, awards may be made subject to a performance condition under which the Company's Total Shareholder Return ('TSR') will be ranked over a fixed three year period against the TSR of the constituents (as at the date of grant) of the FTSE Mid 250. The Company's TSR must rank at the median position for 25% of an award to be available (subject to a retention period of, generally, two years), rising to all of the shares being available if the upper decile position is achieved. Intermediate awards between those points are assessed on a straight-line basis. If at least the median position is not achieved, the whole award lapses. In addition to satisfying the TSR test, awards will only vest to the extent that the Committee is satisfied that there has been sustained delivery, over the performance period, regarding the trading performance of continuing operations, disposal proceeds and reduction in Group indebtedness.

TSR was selected as an effective means of determining the Company's performance relative to that of other companies of comparable size. The Committee selected the supplemental tests as being appropriate to the strategy and scale of the Company following the recently announced new strategic direction and because they would be capable of being measured by reference to the progress achieved in implementing that strategy.

The TSR calculation will be periodically undertaken by New Bridge Street Consultants using data supplied by Datastream and reported to the Committee. The Committee will monitor performance against budget and other objectives set by the Board in considering whether the other tests have been met.

The level of awards to executive directors is determined by the Committee according to the prevailing market practice and within the overriding limit of two times salary.

For the forthcoming year 2003/04, each executive director will receive an award of shares worth one times salary. This reflects an award in respect of broadly 50% of the value of shares awarded in previous years. The Committee considers this to be an effective, but not excessive, award in light of the current circumstances that is likely to be sufficient to cover both the 2003/04 and 2004/05 financial years; it is not currently intended that a further award be made before June 2005 as the awards were structured to incentivise the executive directors through the principal phase of restructuring.

(ii) Executive Share Option Scheme

The Company does not propose to operate the Executive Share Option Scheme in relation to executive directors except by exception, in the case of recruitment situations, where it may be considered appropriate.

(iii) Savings Related Share Option Scheme ('SRSOS')

The Company has an established SRSOS that operates in the UK, together with a related SRSOS that operates in approximately 20 overseas countries. It is based on a three, five or seven year (UK only) savings plan and offered to eligible full and part-time employees. Options may be granted at up to a 20% discount to the market price of the Company's shares immediately preceding the date of invitation. Executive directors are eligible to participate in the SRSOS.

4 Pensions

Details of the individual executive directors' pension arrangements are set out on page 28. Pensionable pay is defined as base salary only; bonuses are not pensionable.

Typical pension and life assurance benefits are provided to the executive directors, comprising participation in the Company's final salary pension on salaries up to the Inland Revenue's earnings cap (currently £99,000) with appropriate top-up arrangements.

5 Other benefits

Other benefits provided for executive directors comprise the provision of a company car or the use of a pool car and health care.

6 Service contracts

(i) Policy

The Combined Code and the latest guidelines issued by institutional investors recommend that notice periods of no more than one year be set as an objective for executive directors and that any payments to a departing executive director should be determined having full regard to the duty of mitigation. It is the Company's policy to achieve these objectives, wherever possible.

(ii) Specific contracts

Mr R N Haythornthwaite and Mr A N Hennah are employed under service contracts with the Company dated 24 July 2001 and 29 July 2002 respectively.

The following summary sets out certain provisions that applied during the year. Certain modifications have been made following the year end as explained below.

Both contracts terminate automatically on the executive director's 60th birthday.

Both contracts can be terminated by either party giving the other not less than twelve months' written notice and do not contain any pay in lieu of notice provisions. Accordingly, if either of the executive directors' contracts is terminated other than for cause, any termination payment will be negotiated subject to mitigation and offset.

In certain change of control circumstances, each contract could be terminated by the director giving the Company 30 days' written notice provided two conditions are satisfied. First, a change of control must occur (defined to include: (i) the acquisition of shares carrying more than 50% of voting rights of the Company; (ii) the approval by shareholders of a merger or consolidation of the Company; (iii) a compromise or scheme of arrangement between the Company and its members under section 425 of the Companies Act 1985 or a resolution for the voluntary winding up of the Company; or (iv) the sale or disposition of 50% or more of the Company's assets). Secondly, the director's title, responsibilities, status or place of work must be materially and adversely changed or diminished without the director's prior consent.

Where a director terminates his service contract by giving 30 days' written notice under the provisions set out above, the Company is required to pay him an amount in cash equal to: (i) one year's annual base salary; plus (ii) the amount (if any) of his expected award (calculated at the target bonus level) under the Executive Bonus Plan for the preceding fiscal year if such award has not already been paid; plus (iii) a pro rata share (calculated at the target bonus level whether or not performance is at target level at the termination date) of his expected award under the Executive Bonus Plan calculated in respect of the period from the beginning of the fiscal year in which his employment terminates to the date his employment terminates; plus (iv) in the case of Mr Hennah only, the amount, if any, of the supplementary cash payments, as described in the next paragraph, that remain to be paid to him. This payment is not subject to any discount or reduction for early payment and the director is not under any duty to mitigate his losses in connection with this payment. In addition, the Company will continue to provide the director with pension and certain other benefits for up to twelve months.

In addition, Mr Hennah is entitled to receive a payment of £250,000 on each of 5 April 2004 and 5 October 2005 provided he remains employed on those dates. This was agreed as a term of his joining the Company reflecting the then value of entitlements from his previous employer that he lost as a result of his decision to join the Company.

Reflecting the developing views of institutional shareholders regarding termination provisions, Mr Haythornthwaite has requested and the Committee has agreed that his contract be amended so that it may be terminated by either party giving one month's notice and with no provision for liquidated damages in any circumstances. Mr Hennah has agreed that he will not give notice with respect to any change of control (as defined) arising by virtue of the disposal and restructuring programme at least until the Committee shall have agreed that such programme is substantially complete.

As explained on page 25, Ms K A O'Donovan retired from the Company on 31 December 2002 and received no compensation in relation to her retirement. Prior to that date, she had served under a service contract dated 30 June 1999 that, except in the case of dismissal for cause, required twelve months' notice by either party. On early termination at the request of the Company, any compensation would have been subject to mitigation and offset.

Non-executive directors
The Chairman and other non-executive directors do not have service contracts or contracts for services save that Mr M Jay's letter of appointment dated 28 May 2003 requires, except in the case of dismissal for cause, twelve months' notice by either party; on early termination at the request of the Company any compensation will be subject to mitigation and offset. They are appointed under the Company's Articles of Association under which they are required to seek re-election not later than the third annual general meeting following their last election and are subject to review by the Nominating Committee prior to being considered for election or re-election by shareholders. They do not participate in any bonus plan or any of the Group's share incentive or option or pension schemes. Any director aged 70 or over (there are none currently) is required to be re-elected each year.

Fees for non-executive directors other than the Chairman are determined by a committee of the Board comprising the Chairman and the executive directors. The Chairman's fees are set by a Committee comprising the Senior Independent Director, as chairman of the Committee, two other non-executive directors and the Chief Executive. The fees currently paid to the Chairman and the other non-executive directors, which are subject to the limits set in the Articles of Association, were set in 1999 and have not been increased since that date. The Chairman's fees are set at £250,000 per annum. The basic fees for a non-executive director have been fixed at £28,000 per annum. An additional fee of £5,000 is payable to the chairmen of the Audit and Remuneration Committees and all members of the Board's standing committees receive a fee of £750 for each meeting attended. The fees of each non-executive director for the year are set out in the table on page 25.

External directorships
The executive directors are encouraged to hold non-executive directorships in other companies in order to broaden their experience for the benefit of the Company. Such appointments are subject to approval by the Board and the director may retain any fees paid in respect of such directorships.

Performance graph
Companies are required to include a graph indicating their total shareholder return performance (ie share price growth assuming reinvestment of any dividends) over the last five years relative to a recognised equity index. Accordingly, the following graph shows the Company's performance relative to the FTSE 100, of which the Company has been a constituent during substantially all of that period.

Total Shareholder Return*



120
100
80
60
40
20
0
Value (£)
31-Mar-98
31-Mar-99
31-Mar-00
31-Mar-01
31-Mar-02
31-Mar-03
Invensys
FTSE 100 Index
Source: Datastream

*31 March 1998 = 100

Directors' remuneration

The remuneration of the executive directors for the year ended 31 March 2003 was as follows:

	Note	Salary £	Benefits £	Supplementary pension payment £	Bonuses £	Total 2003 £	Total 2002 £
Current directors							
R N Haythornthwaite	1,2	**660,000**	**24,861**	**105,600**	–	**790,461**	645,276
A N Hennah	3	**162,303**	**23,533**	–	**88,125**	**273,961**	–
Former directors							
K A O'Donovan	4	**354,808**	**30,959**	–	–	**385,767**	455,761
A M Yurko		–	–	–	–	–	727,987
						1,450,189	1,829,024

Notes

1. The 2002 remuneration for R N Haythornthwaite relates to the seven month period 1 September 2001 to 31 March 2002.
2. R N Haythornthwaite received a cash supplementary pension payment of £105,600 in lieu of certain benefits being based on final salary as set out in note 1 following the table headed Directors' pensions entitlements on page 28.
3. A N Hennah was appointed to the Board of Directors on 23 October 2002 and the emoluments disclosed relate to the period from this date to 31 March 2003.
4. K A O'Donovan retired from the Board of Directors on 31 December 2002 and received no compensation in relation to her retirement. The emoluments disclosed relate to the period to 31 December 2002, save that the benefits of £30,959 include an amount of £3,696 being the value attributable to her being allowed to retain the use of her company car until 31 March 2003. In recognition of her service and her remaining with the Company to ensure an efficient transition to her successor, A N Hennah, the Committee determined that her outstanding options should remain exercisable for a period following her cessation as detailed in the Share schemes table on page 26, in accordance with the rules of the various option schemes. She has subsequently been appointed as the Chairman of the Board of the Company's pension company (which is independent to the Company), the annual fees for which are £50,000 (which will be paid directly by the pension fund).
5. The emoluments of the highest paid director, R N Haythornthwaite, excluding pension rights were £790,461 (2002 £727,987 paid to A M Yurko for the period 1 April 2001 to 31 January 2002).

The fees paid to the non-executive directors for the year ended 31 March 2003 were as follows:

	Note	Total 2003 £	Total 2002 £
Current directors			
Sir Philip Beck		**33,250**	43,750
R L Börjesson		**38,250**	30,250
L E Farmer		**33,250**	3,833
J-C Guez	1	**6,120**	–
M Jay	1	**6,120**	–
A E Macfarlane	2	**997**	–
Lord Marshall	3	**250,000**	250,000
S M Robertson		**28,000**	28,000
Former directors			
R P Bauman	4	**9,572**	36,250
H R Collum		–	37,500
Sir Graham Hearne	5	**36,750**	39,750
P Scaroni	6	**3,452**	–
		445,761	469,333

Notes

1. J-C Guez and M Jay were appointed to the Board of Directors on 21 January 2003 and their fees relate to the period from this date to 31 March 2003.
2. A E Macfarlane was appointed to the Board of Directors on 19 March 2003 and his fees relate to the period from this date to 31 March 2003.
3. Lord Marshall also received benefits of £32,828 (2002 £nil) in respect of the provision of a car. His transport arrangements are shared by both the Company and British Airways Plc. Last year the relevant vehicle was leased by British Airways Plc and the benefit was disclosed in the accounts of that Company.
4. R P Bauman retired from the Board of Directors on 24 July 2002 and his fees relate to the period from 1 April 2002 to this date.
5. Sir Graham Hearne retired from the Board of Directors on 31 March 2003.
6. P Scaroni was appointed to the Board of Directors on 1 May 2002 and subsequently resigned on 14 June 2002 following his appointment as Chief Executive of ENEL SpA in Italy. His fees relate to this period.

Directors' interests

Ordinary shares

The interests of the current directors in the ordinary shares of the Company are set out below:

	At 31 March 2003	At 1 April 2002 (or at date of appointment if later)
Sir Philip Beck	**56,152**	48,196
R L Börjesson	**117,672**	15,000
L E Farmer	**2,000**	–
J-C Guez	–	–
R N Haythornthwaite	**250,000**	200,000
A N Hennah	–	–
M Jay	–	–
A E Macfarlane	**7,500**	7,500
Lord Marshall	**78,518**	23,323
S M Robertson	**2,165**	2,165

Notes

1. The mid-market price of an ordinary share on 31 March 2003 was 10.50p. Between 1 April 2002 and 31 March 2003, the highest mid-market price was 122p and the lowest mid-market price was 9.75p.
2. All interests referred to above are beneficial.
3. There have been no changes in the interests of directors over ordinary shares between 31 March 2003 and 28 May 2003.
4. Full details of the directors' interests over the Company's ordinary shares are contained in the Register of Directors' Interests which is kept by the Company and is open to inspection in accordance with the provisions of the Companies Act 1985. This includes rights granted under the Company's various share schemes as detailed on pages 26 to 28.

Share schemes

Share options

Details of options in respect of the Company's ordinary shares for individual directors are set out below:

	Option type	At 1 Apr 2002 (or at date of appointment if later)	Granted	Lapsed	At 31 Mar 2003 (or at date of cessation if earlier)	Exercise price per share p	Date from which first exercisable	Expiry date
Current directors								
R N Haythornthwaite	ISESOS	893,744	–	–	893,744	100.700	25 Jul 2004	24 Jul 2011
	ISESOS	–	1,315,400	–	1,315,400	100.350	17 Jun 2005	16 Jun 2012
	ISRSOS	18,388	–	–	18,388	90.000	1 Apr 2007	30 Sep 2007
		912,132	**1,315,400**	–	**2,227,532**			
A N Hennah	ISESOS	–	1,150,700	–	1,150,700	63.550	4 Dec 2005	3 Dec 2012
	ISRSOS	–	20,658	–	20,658	43.000	1 Apr 2006	30 Sep 2006
		–	**1,171,358**	–	**1,171,358**			
Former director								
K A O'Donovan	BSESOS	66,625	–	66,625	–	478.424	11 Sep 1995	10 Sep 2002
	BSESOS	53,300	–	–	53,300	674.296	13 Apr 1996	12 Apr 2003
	BSESOS	10,660	–	–	10,660	711.070	14 Apr 1997	30 Jun 2003
	BSESOS	26,650	–	–	26,650	626.642	6 Apr 1998	30 Jun 2003
	BESOS	50,635	–	–	50,635	596.623	3 Apr 1999	30 Jun 2003
	ISESOS	200,000	–	–	200,000	225.550	4 Feb 2002	30 Jun 2003
	ISESOS	202,200	–	–	202,200	289.000	1 Dec 2002	30 Jun 2003
	ISESOS	330,200	–	–	330,200	256.800	1 Jan 2003	8 Feb 2004
	ISESOS	600,000	–	–	600,000	145.250	1 Jan 2003	12 Dec 2004
	ISESOS	–	896,900	–	896,900	100.350	1 Jan 2003	16 Dec 2005
	BSRSOS	2,534	–	2,534	–	461.538	1 Jan 2002	30 Jun 2002
	ISRSOS	7,568	–	7,568	–	128.000	–	1 Jan 2003
		1,550,372	**896,900**	**76,727**	**2,370,545**			

Share schemes continued

Long term incentive awards

Details of awards over ordinary shares in the Company granted under the Long Term Incentive Plan ('LTIP') for individual directors are set out below:

	At 1 Apr 2002 (or at date of appointment if later)	Granted	At 31 Mar 2003	Value per share p	Performance Period
R N Haythornthwaite	254,049	–	254,049	118.0875	25 Jul 2001 – 24 Jul 2004
A N Hennah	–	428,500	428,500	56.89	4 Dec 2002 – 3 Dec 2005

Notes

1. No options were exercised by directors or shares released under the LTIP during the years ended 31 March 2002 and 31 March 2003.
2. The details of the share schemes, including performance conditions which apply (if any), are set out below.
3. There have been no changes in the interests of directors over share options or LTIP awards between 31 March 2003 and 28 May 2003 other than in respect of R N Haythornthwaite whose option granted under the ISRSOS over 18,388 ordinary shares lapsed on 1 April 2003.

BSESOS – BTR Senior Executive Share Option Scheme 1985. Options granted under this scheme are normally exercisable between the third and tenth anniversaries of the date of grant. Consistent with the then prevailing practice at many companies no performance conditions apply to grants made under this scheme. Grants made under this scheme have been rolled over into options over Invensys plc shares. No further options can be granted under this scheme.

BESOS – BTR Executive Share Option Scheme (1995). Options granted under this scheme are normally exercisable between the third and tenth anniversaries of the date of grant. Grants made under this scheme have been rolled over into options over Invensys plc shares and any performance conditions have ceased to apply. No further options can be granted under this scheme.

ISESOS – Invensys 1998 Senior Executive Share Option Scheme. Options granted under this scheme are normally exercisable between the third and tenth anniversaries of the date of grant provided that the relevant performance condition has been met. The performance condition which applies to grants made under this scheme are as follows:

(i) grants made between 30 July 1998 and 24 July 2001, no options may be exercised unless, over any consecutive three year period prior to exercise, earnings per share ('EPS') growth is equal or in excess of the Retail Price Index ('RPI') plus 12%;

(ii) grants made between 25 July 2001 and 16 June 2002, no options may be exercised unless, over the measurement period commencing with the financial year in which the options were granted, EPS growth is equal or in excess of RPI plus 12% over three years, RPI plus 16% over four years and RPI plus 20% over five years. If not achieved after five years, the options will lapse;

(iii) grant made on or after 17 June 2002, no option may be exercised unless a performance condition based on Total Shareholder Return ('TSR') is met. TSR is calculated as the percentage variance in the price of shares and the value of re-invested net dividend payments over the performance period compared to that of a group of comparator companies ('Peer Group') selected at the discretion of the Committee. The performance period will be the period of three, four or five years commencing on the date of grant of the option. On the third anniversary of the date of grant, each constituent of the Peer Group will be ranked in descending order of TSR. The TSR ranking of Invensys against the TSR of the Peer Group will determine the number of shares awarded. Invensys must rank at the median position in order for 40% of the shares under option to become exercisable, rising to all of the shares if the upper quartile position is achieved. Between these positions, the shares under option will vest on a straight-line basis. If the Company does not meet the performance condition in full at the first measurement, then it will be re-tested, from a fixed base, in years four and five. If the median position has not been achieved by the end of the fifth year, the option will lapse. The Peer Groups for the grants made on or after 17 June 2002 are the companies that comprise the FTSE 100 Index on the dealing day preceding the date of grant.

BSRSOS – BTR Savings Related Share Option Scheme. These options are not subject to a performance condition as this is an all-employee share scheme governed by specific tax legislation.

ISRSOS – Invensys Savings Related Share Option Scheme. These options are not subject to a performance condition as this is an all-employee share scheme governed by specific tax legislation.

Share schemes continued

LTIP – Long Term Incentive Plan. The vesting of the awards is generally subject to the Company's Total Shareholder Return ('TSR') being ranked, against a group of comparator companies (the 'Peer Group') selected at the discretion of the Committee, at least at the median over a fixed three year period (the 'Performance Period') commencing on the date of award (with no re-testing opportunities). Additionally the Committee must determine that the underlying financial performance of the Company over the Performance Period is satisfactory. On completion of the Performance Period, the Company's TSR must rank at the median position (when the Peer Group is ranked in descending order of TSR) in order for 50% of the shares that are subject to the award to be available (subject to a retention period of, generally, two years), rising to all of the shares if the upper quartile position is achieved. Between these positions, the shares that are subject of the award will be available on a straight-line basis. If the Company does not achieve at least the median position the whole award will lapse.

The Peer Groups selected for the above grants are as follows:

R N Haythornthwaite	Award dated 25 July 2001: GKN, Smiths Group, BAE Systems, Marconi, ABB, Schneider Elte, Siemens, Emerson Electric, Honeywell International, Rockwell International, Johnson Controls and Tyco International;
A N Hennah	Award dated 4 December 2002: The companies that comprised the FTSE 100 Index on the dealing day preceding 4 December 2002.

Directors' pension entitlements

Executive directors participate in defined benefit and defined contribution (R N Haythornthwaite only) pension arrangements sponsored by the Company. The defined benefit schemes provide benefits based on earnings at or near retirement and are part externally funded and part reserved for within the Company. No Company contributions were paid to the defined benefit schemes this year.

The following table gives details of the individual directors' pensions values for the year ended 31 March 2003, including the disclosures required by the Listing Rules of the UK Listing Authority.

	Note	Accrued pension at year ended 31 March 2003 (or at date of cessation) £ per annum	Increase during the year in accrued pension £ per annum	Transfer value of accrued pension as at 31 March 2003 £'000	Transfer value of accrued pension at end of previous year £'000	Change in transfer value over year less any contributions made £'000	Increase during the year in accrued pension, excluding inflation (a) £ per annum	Transfer value as at 31 March 2003 of increase (a) less any contributions made £'000
R N Haythornthwaite	1	5,459	3,281	54	20	34	3,244	32
A N Hennah	2	4,098	4,098	38	–	38	4,098	38
K A O'Donovan	2	144,033	15,660	1,355	1,151	204	13,478	127

Notes

1. The benefits shown for R N Haythornthwaite relate to his participation in the approved pension scheme up to the Inland Revenue earnings limit. With respect to his earnings above that limit, £158,400 was paid to an unapproved money purchase scheme together with the supplementary pension payment as set out in the table headed Directors' remuneration on page 25.
2. K A O'Donovan ceased to be employed on 31 December 2002. A N Hennah commenced employment on 5 October 2002.
3. The changes in transfer values over the year reflect any changes in pensionable pay and the service of each director. They also take into account changes in the actuarial assumptions, particularly those related to equity and bond returns. As a result, changes in transfer values may be positive or negative, depending on investment conditions.
4. All benefits are due at age 60.
5. Pensions in payment are guaranteed to increase by the level of inflation subject to a maximum increase of 5% per annum. A minimum increase of 3% per annum applies to K A O'Donovan.
6. For death before retirement a spouse's pension of two-thirds of the member's prospective pension is payable, if applicable, plus a capital sum of four times the member's salary. For death after retirement a spouse's pension of two-thirds of the member's pension is payable plus the balance of a five year guarantee if applicable. In the event of death after leaving service but before commencement of pension a spouse's pension of two-thirds of the accrued preserved pension is payable plus a capital sum of five times the accrued preserved pension. In all circumstances children's allowances are also payable if applicable.

Auditable information

The information in the remuneration report subject to audit pursuant to the Directors' Report Regulations 2002 is that included in the tables and related notes in the sections relating to directors' remuneration, directors' interests (over ordinary shares, share options and long term incentive awards) and directors' pension entitlements.

The directors' remuneration report was approved by the Board of Directors on 28 May 2003 and signed on its behalf by:

R L Börjesson
Chairman of the Remuneration Committee

Report of the independent auditors to the shareholders of Invensys plc

We have audited the Group's accounts for the year ended 31 March 2003 which comprise the consolidated profit and loss account, consolidated balance sheet, Company balance sheet, consolidated cash flow statement, consolidated statement of total recognised gains and losses, reconciliation of movements in consolidated shareholders' funds, accounting policies and the related notes 1 to 29. These accounts have been prepared on the basis of the accounting policies set out therein. We have also audited the information in the remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the annual report, the remuneration report and the accounts in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the accounts and the part of the remuneration report to be audited in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Company is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Company's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report and consider whether it is consistent with the audited accounts. This other information comprises the directors' report, unaudited part of the remuneration report, the financial summary and the other information listed on the contents page. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the remuneration report to be audited.

Opinion
In our opinion:

- the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 March 2003 and of the loss of the Group for the year then ended; and
- the accounts and the part of the remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor
London
28 May 2003

Consolidated profit and loss account

For the year ended 31 March	Notes	2003 £m	2002 £m
Turnover			
Continuing operations		**4,258**	4,623
Discontinued operations		**760**	2,349
	1	**5,018**	6,972
Operating profit before exceptional items, goodwill amortisation and goodwill impairment			
Continuing operations		**250**	312
Discontinued operations		**80**	237
	1	**330**	549
Operating exceptional items			
Restructuring costs	2	**(119)**	(223)
Market related write downs	2	**–**	(76)
	1	**(119)**	(299)
Operating profit before goodwill amortisation and goodwill impairment		**211**	250
Goodwill amortisation	1	**(122)**	(124)
Goodwill impairment	2	**(585)**	–
Operating (loss)/profit		**(496)**	126
Share of operating profits of associated undertakings			
Discontinued operations	7	**–**	2
Total operating (loss)/profit			
Continuing operations	3	**(572)**	(63)
Discontinued operations	3	**76**	191
	3	**(496)**	128
Corporate exceptional items			
Fundamental reorganisation costs	2	**–**	(172)
Costs of closure	2	**(29)**	(45)
Loss on sale of fixed assets	2	**(12)**	(34)
Loss on disposal of operations	2	**(741)**	(565)
Loss on ordinary activities before interest and taxation	1	**(1,278)**	(688)
Net interest payable and similar charges	8	**(113)**	(170)
Loss on ordinary activities before taxation	4	**(1,391)**	(858)
Tax on loss on ordinary activities	9	**(57)**	(9)
Loss on ordinary activities after taxation		**(1,448)**	(867)
Minority interests – equity		**6**	(2)
Loss for the financial year	24	**(1,442)**	(869)
Dividends	11	**(35)**	(70)
Retained loss for the financial year		**(1,477)**	(939)
Loss per share (basic and diluted)	12	**(41.2)p**	(24.8)p
Earnings per share (continuing operations before exceptional items, goodwill amortisation and goodwill impairment)	12	**2.2p**	2.8p
Average exchange rates for the year			
US$ to £1		**1.54**	1.43
Euro to £1		**1.56**	1.62
Yen to £1		**188.14**	179.68

The results for the financial year have been translated into sterling at the appropriate average exchange rates.

Consolidated balance sheet

At 31 March	Notes	2003 £m	2002 £m
Fixed assets			
Intangible assets – goodwill	13	**746**	1,512
Tangible assets	14	**880**	1,515
Investments in associated undertakings	15	**4**	14
Other investments	15	**30**	59
		1,660	3,100
Current assets			
Stocks	16	**489**	824
Debtors: amounts falling due within one year	17	**1,054**	1,490
Debtors: amounts falling due after more than one year	17	**529**	510
Investments	15	**31**	33
Cash and short-term deposits	28	**365**	506
		2,468	3,363
Creditors: amounts falling due within one year			
Short-term borrowings	18	**(136)**	(1,066)
Other creditors	18	**(1,483)**	(1,748)
		(1,619)	(2,814)
Net current assets		**849**	549
Total assets less current liabilities		**2,509**	3,649
Creditors: amounts falling due after more than one year			
Long-term borrowings	19	**(1,785)**	(2,456)
Other creditors	19	**(84)**	(117)
		(1,869)	(2,573)
Provisions for liabilities and charges	22	**(557)**	(686)
	1	**83**	390
Capital and reserves			
Called up share capital	23	**875**	875
Share premium account	24	**15**	15
Capital redemption reserve	24	**83**	83
Capital reserve	24	**2,047**	210
Exchange variation reserve	24	**(501)**	(417)
Profit and loss account	24	**(2,622)**	(622)
Shareholders' (deficit)/funds – equity		**(103)**	144
Minority interests – including non-equity	25	**186**	246
		83	390

These accounts were approved by the directors on 28 May 2003 and are signed on their behalf by:

Lord Marshall of Knightsbridge
Chairman

R N Haythornthwaite
Chief Executive

A N Hennah
Chief Financial Officer

Year end exchange rates	2003	2002
US$ to £1	**1.58**	1.42
Euro to £1	**1.45**	1.63
Yen to £1	**187.43**	188.73

The balance sheet has been translated into sterling at appropriate year end exchange rates.

Consolidated cash flow statement

For the year ended 31 March	Notes	**2003 £m**	2002 £m
Net cash inflow from operating activities	28	**210**	536
Returns on investments and servicing of finance	28	**(115)**	(170)
Taxation	28	**(62)**	(43)
Capital expenditure and financial investment	28	**(76)**	(129)
Acquisitions and disposals	28	**1,446**	209
Equity dividends paid		**(71)**	(217)
Cash inflow before use of liquid resources and financing		**1,332**	186
Management of liquid resources	28	**69**	(104)
Financing			
Decrease in debt	28	**(1,417)**	–
(Decrease)/increase in cash in year		**(16)**	82

Reconciliation of net cash flow to movement in net debt

For the year ended 31 March	Notes	**2003 £m**	2002 £m
(Decrease)/increase in cash in year		**(16)**	82
Cash outflow from decrease in debt	28	**1,417**	–
Cash (inflow)/outflow from (decrease)/increase in liquid resources	28	**(69)**	104
Change in net debt resulting from cash flows	28	**1,332**	186
Short-term deposits, loans and finance leases acquired/divested in respect of the acquisition/disposal of subsidiary undertakings	28	**15**	2
New finance leases	28	**–**	(1)
Exchange movements	28	**113**	15
Movement in net debt in year		**1,460**	202
Net debt at beginning of year	28	**(3,016)**	(3,218)
Net debt at end of year	28	**(1,556)**	(3,016)

Consolidated statement of total recognised gains and losses

For the year ended 31 March	Notes	**2003 £m**	2002 £m
Loss for the financial year	24	**(1,442)**	(869)
Currency translation differences on foreign currency net investments, net of tax	24	**17**	(52)
FRS 19 restatement		**–**	(137)
Total recognised losses since last annual report		**(1,425)**	(1,058)

Reconciliation of movements in consolidated shareholders' funds

For the year ended 31 March	Notes	**2003 £m**	2002 £m
Loss for the financial year	24	**(1,442)**	(869)
Dividends	11	**(35)**	(70)
		(1,477)	(939)
Currency translation differences on foreign currency net investments, net of tax	24	**17**	(52)
Goodwill written back on disposals	24	**1,213**	447
		(247)	(544)
Opening shareholders' funds		**144**	688
Closing shareholders' (deficit)/funds		**(103)**	144

Company balance sheet

At 31 March	Notes	2003 £m	2002 £m
Fixed assets			
Tangible assets	14	**–**	2
Investments	15	**4,505**	8,739
		4,505	8,741
Current assets			
Debtors: amounts falling due within one year	17	**11,973**	12,459
Debtors: amounts falling due after more than one year	17	**2**	2
Cash and short-term deposits		**16**	119
		11,991	12,580
Creditors: amounts falling due within one year			
Short-term borrowings	18	**(316)**	(852)
Other creditors	18	**(11,436)**	(11,382)
		(11,752)	(12,234)
Net current assets		**239**	346
Total assets less current liabilities		**4,744**	9,087
Creditors: amounts falling due after more than one year			
Long-term borrowings	19	**(1,741)**	(2,353)
Other creditors	19	**(995)**	(497)
		(2,736)	(2,850)
		2,008	6,237
Capital and reserves			
Called up share capital	23	**875**	875
Share premium account	24	**15**	15
Capital redemption reserve	24	**83**	83
Merger reserve	24	**927**	4,984
Profit and loss account	24	**108**	280
Shareholders' funds – equity		**2,008**	6,237

These accounts were approved by the directors on 28 May 2003 and are signed on their behalf by:

Lord Marshall of Knightsbridge
Chairman

R N Haythornthwaite
Chief Executive

A N Hennah
Chief Financial Officer

Accounting policies

Basis of accounting
These accounts are prepared under the historical cost convention and in accordance with applicable UK accounting standards.

Basis of consolidation
The consolidated profit and loss account and balance sheet incorporate the accounts of Invensys plc and its subsidiary undertakings together with the Group's share of the results of associated undertakings for the financial year to 31 March 2003. The results of subsidiary undertakings sold or acquired during the year are included in the profit and loss account up to, or from, the date control passes.

New financial reporting standards
In November 2000 the Accounting Standards Board (ASB) issued Financial Reporting Standard No 17: Retirement Benefits. The full implementation of the requirements of FRS 17 has been deferred by the ASB.

In accordance with the transitional provisions of FRS 17, Invensys has disclosed in note 6 the impact that FRS 17 would have on the closing balance sheet of the Group as at 31 March 2003 and also discloses the amounts that would have been charged to the consolidated profit and loss account and consolidated statement of total recognised gains and losses under FRS 17 for the year ended 31 March 2003.

The Group intends to fully adopt FRS 17 effective from 1 April 2003.

Foreign currencies
The trading results of overseas subsidiaries and associated undertakings are translated into sterling at average rates of exchange ruling during the year. The retranslation of the retained earnings of overseas operations to closing rates is dealt with as a movement in reserves.

Assets and liabilities of overseas subsidiaries, including goodwill, are translated into sterling at closing rates of exchange ruling at the balance sheet date and any exchange differences are taken to reserves.

Currency differences arising from the translation at closing rate of the investment in subsidiaries and associated undertakings are taken to reserves, together with exchange gains and losses arising on foreign currency borrowings which finance a proportion of foreign currency investments.

All other exchange differences are included in the profit and loss account for the year.

Turnover
Turnover represents the invoiced value of goods supplied by the Group excluding inter-company transactions, sales by associated undertakings and sales taxes. Turnover relating to long-term contracts represents the value of work performed during the year.

Research and development
Research and development expenditure is expensed as incurred.

Pension costs and other post-retirement benefits
The expected costs of providing pensions and other post-retirement benefits are charged to the profit and loss account so as to spread the costs over the service lives of the participating employees. The costs are assessed in accordance with the advice of actuaries, and provision is made in the accounts along with the associated deferred taxation effect.

Goodwill
On acquisition, the fair value of net assets is assessed and adjustments are made to bring the accounting policies of businesses acquired into alignment with those of the Group. The difference between the price paid for new interests and the fair value of identifiable net assets acquired is capitalised and amortised over its economic life, depending on the nature of the acquisition for a period not exceeding 20 years. Any costs of integrating the acquired business are taken to the profit and loss account. Goodwill is currently amortised over a period of 12 to 20 years.

Goodwill relating to acquisitions prior to 5 April 1998, the date that Financial Reporting Standard No 10: Goodwill and Intangible Assets (FRS 10) became applicable to the Group, has been written off to reserves. Goodwill previously eliminated against reserves is charged to the profit and loss account in so far as it relates to disposals in the year.

Depreciation of tangible fixed assets
Tangible fixed assets are depreciated to their residual values on a straight-line basis over their estimated useful lives at the following rates applied to original cost.

Freehold land	Nil
Freehold buildings	2 to 2.5%
Leasehold properties	Over the period of the lease
Plant and machinery	7 to 35%
Computer software systems	10 to 25%

Impairment of tangible fixed assets and goodwill
Impairment reviews are undertaken if there are indications that fixed asset carrying values may not be recoverable. The discount rate used is the Group's pre-tax weighted average cost of capital, as adjusted for the particular risks associated with the income-generating unit concerned.

Leased assets
Assets held under finance leases are capitalised and included in tangible fixed assets at fair value. Each asset is depreciated over the shorter of the lease term or its useful life. Obligations related to finance leases, net of finance charges in respect of future periods, are included as appropriate within creditors. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the profit and loss account on a straight-line basis.

Investments in subsidiary undertakings
Investments in subsidiary undertakings are held at cost less provisions for impairment.

Stocks
Stocks and work in progress are valued at the lower of cost and estimated net realisable value. Cost comprises the cost of raw materials and an appropriate proportion of labour and overheads. Provision is made for obsolete and slow moving items and for unrealised profits on items of inter-company manufacture.

The net realisable value of long-term contracts has been arrived at having regard to estimated cost to completion. A prudent level of profit attributable to the contract activity is taken up if the final outcome of such contracts can be reliably assessed. On all contracts, full provision is made for any losses in the year in which they are first foreseen.

Accounting policies continued

Cash and borrowings
Cash and short-term deposits at the balance sheet date are deducted from bank loans and overdrafts where formal rights of set-off exist.

Taxation
Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more or a right to pay less or to receive more tax, with the following exceptions:

(i) Provision is made for tax on gains arising from fair value adjustments of fixed assets or gains on disposal of fixed assets, that have been rolled over into replacement assets only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold.

(ii) Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable.

(iii) Deferred tax assets are recognised only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Derivative instruments
The Group primarily uses forward foreign currency contracts and interest rate swaps to manage its exposures to fluctuations in interest and foreign exchange rates. These instruments are accounted for as hedges when designated as hedges at the inception of the contract. As a result, gains and losses on foreign exchange contracts are offset against the foreign exchange gains and losses on the related financial assets and liabilities. Where the instrument is used to hedge against future transactions, gains and losses are not recognised until the transaction occurs. Where the instrument is used to adjust the currency profile of net borrowings which are matched to net assets of subsidiaries, any gains and losses are recorded in reserves. Interest rate swaps are disclosed in the fair value table in note 29, and are not revalued or otherwise required to be shown in the Group balance sheet at the year end. Interest differentials are recognised by accruing the net interest payable. Gains or losses arising on hedging instruments which are cancelled due to the termination of underlying exposure are taken to the profit and loss account immediately.

Notes to the accounts

1 Segmental analysis

	Turnover 2003 £m	Turnover 2002 £m	Operating profit* 2003 £m	Operating profit* 2002 £m	Net operating assets 2003 £m	Net operating assets 2002 £m
Business division						
Production Management	**1,449**	1,584	**28**	33	**267**	323
Energy Management	**2,054**	2,341	**170**	237	**729**	956
Development	**755**	698	**52**	42	**297**	299
Continuing operations	**4,258**	4,623	**250**	312	**1,293**	1,578
Discontinued operations	**760**	2,349	**80**	237	**–**	772
	5,018	6,972	**330**	549	**1,293**	2,350
Operating exceptional items			**(119)**	(299)		
Goodwill amortisation			**(122)**	(124)		
Goodwill impairment			**(585)**	–		
Share of operating profits of associated undertakings			**–**	2		
Corporate exceptional items			**(782)**	(816)		
Loss on ordinary activities before interest and taxation			**(1,278)**	(688)		
Geographical analysis by origin						
United Kingdom	**450**	443	**27**	39	**62**	102
Rest of Europe	**992**	1,000	**29**	84	**203**	175
North America	**2,069**	2,340	**184**	152	**638**	843
South America	**100**	158	**(2)**	8	**46**	83
Asia Pacific	**588**	630	**9**	28	**327**	365
Africa and Middle East	**59**	52	**3**	1	**17**	10
Continuing operations	**4,258**	4,623	**250**	312	**1,293**	1,578
Discontinued operations	**760**	2,349	**80**	237	**–**	772
	5,018	6,972	**330**	549	**1,293**	2,350
Operating exceptional items			**(119)**	(299)		
Goodwill amortisation			**(122)**	(124)		
Goodwill impairment			**(585)**	–		
Share of operating profits of associated undertakings			**–**	2		
Corporate exceptional items			**(782)**	(816)		
Loss on ordinary activities before interest and taxation			**(1,278)**	(688)		
Borrowings					**(1,921)**	(3,522)
Cash and short-term deposits					**365**	506
Deferred tax					**(109)**	(177)
Taxation					**(291)**	(244)
Dividends					**–**	(35)
Goodwill					**746**	1,512
Net assets per consolidated balance sheet					**83**	390

Geographical analysis of turnover by destination		
United Kingdom	**406**	422
Rest of Europe	**1,020**	1,022
North America	**1,943**	2,203
South America	**124**	174
Asia Pacific	**643**	680
Africa and Middle East	**122**	122
Continuing operations	**4,258**	4,623
Discontinued operations	**760**	2,349
	5,018	6,972

*Before exceptional items, goodwill amortisation and goodwill impairment.

Notes to the accounts continued

1 Segmental analysis continued

	Turnover 2003 £m	Turnover 2002 £m	**Operating profit* 2003 £m**	Operating profit* 2002 £m	**Net operating assets 2003 £m**	Net operating assets 2002 £m
Geographical analysis by origin for discontinued operations						
United Kingdom	**34**	227	**7**	2	**–**	33
Rest of Europe	**128**	624	**4**	39	**–**	72
North America	**562**	1,276	**70**	176	**–**	577
South America	**4**	12	**–**	1	**–**	8
Asia Pacific	**30**	201	**(1)**	19	**–**	81
Africa and Middle East	**2**	9	**–**	–	**–**	1
	760	2,349	**80**	237	**–**	772

The analysis of turnover by destination for discontinued operations is not materially different from the analysis of turnover by origin shown above.

Analysis of operating exceptional items, goodwill amortisation and net book value of goodwill

	Operating exceptional items 2003 £m	Operating exceptional items 2002 £m	**Goodwill amortisation 2003 £m**	Goodwill amortisation 2002 £m	**Net book value of goodwill 2003 £m**	Net book value of goodwill 2002 £m
Business division						
Production Management	**68**	120	**92**	90	**386**	974
Energy Management	**42**	99	**18**	18	**255**	289
Development	**9**	40	**8**	8	**105**	135
Continuing operations	**119**	259	**118**	116	**746**	1,398
Discontinued operations	**–**	40	**4**	8	**–**	114
	119	299	**122**	124	**746**	1,512
Geographical analysis						
United Kingdom	**9**	17	**18**	18	**198**	248
Rest of Europe	**44**	58	**26**	25	**67**	271
North America	**58**	141	**57**	57	**353**	657
South America	**2**	2	**3**	2	**11**	29
Asia Pacific	**6**	41	**14**	14	**117**	193
Africa and Middle East	**–**	–	**–**	–	**–**	–
Continuing operations	**119**	259	**118**	116	**746**	1,398
Discontinued operations	**–**	40	**4**	8	**–**	114
	119	299	**122**	124	**746**	1,512

*Before exceptional items, goodwill amortisation and goodwill impairment.

2 Exceptional items and goodwill impairment

	2003 £m	2002 £m
Operating exceptional items		
Restructuring costs	**(119)**	(223)
Market related write downs	**–**	(76)
Total operating exceptional items	**(119)**	(299)
Goodwill impairment	**(585)**	–
Corporate exceptional items		
Fundamental reorganisation costs within continuing operations	**–**	(172)
Costs of closure		
Within continuing operations	**(4)**	–
Within discontinued operations	**(25)**	(45)
	(29)	(45)
(Loss)/profit on sale of fixed assets		
Within continuing operations	**(13)**	(25)
Within discontinued operations	**1**	(9)
	(12)	(34)
Profit/(loss) on disposal of discontinued operations		
Rexnord	**259**	–
Flow Control	**125**	–
Sensor Systems	**155**	–
Fasco Motors	**111**	–
Drive Systems	**62**	–
Other	**(132)**	(86)
	580	(86)
Goodwill charged on sale of discontinued operations	**(1,321)**	(479)
Loss on disposal of operations	**(741)**	(565)
Total corporate exceptional items	**(782)**	(816)
Total exceptional items and goodwill impairment	**(1,486)**	(1,115)

Restructuring costs of £119 million (2002 £223 million) include £nil in respect of asset write-downs (2002 £37 million) associated with the strategic review in the prior year, and £64 million (2002 £73 million) of redundancy and severance costs.

The Group has undertaken a review of the carrying value of goodwill capitalised on the balance sheet. This review has led to a £585 million impairment charge, principally related to Baan, being recorded in the accounts. A discount rate of 9.0% has been applied.

Goodwill charged on the disposal of discontinued operations comprises Rexnord £554 million, Flow Control £98 million, Sensor Systems £136 million, Fasco Motors £354 million, Drive Systems £101 million and Other £78 million.

Notes to the accounts continued

2 Exceptional items continued

The disposals are further analysed as follows:

	2003 £m
Fixed assets	**472**
Cash	**19**
Working capital	**429**
Finance leases	**(1)**
Provisions	**(115)**
Minority interests	**(3)**
Net assets divested	**801**
Advisor and professional fees	**52**
Other directly related costs	**176**
Goodwill on disposals	**1,321**
Loss on disposal	**(741)**
Sale consideration	**1,609**

The sale consideration was wholly satisfied by cash.

3 Total operating (loss)/profit

	Continuing operations 2003 £m	Discontinued operations 2003 £m	Total 2003 £m	Continuing operations 2002 £m	Discontinued operations 2002 £m	Total 2002 £m
Turnover	**4,258**	**760**	**5,018**	4,623	2,349	6,972
Cost of sales	**(3,138)**	**(567)**	**(3,705)**	(3,386)	(1,679)	(5,065)
Gross profit	**1,120**	**193**	**1,313**	1,237	670	1,907
Distribution costs	**(30)**	**(20)**	**(50)**	(28)	(67)	(95)
Administrative costs	**(840)**	**(93)**	**(933)**	(897)	(366)	(1,263)
Operating profit*	**250**	**80**	**330**	312	237	549
Operating exceptional items	**(119)**	**–**	**(119)**	(259)	(40)	(299)
Goodwill amortisation	**(118)**	**(4)**	**(122)**	(116)	(8)	(124)
Goodwill impairment	**(585)**	–	**(585)**	–	–	–
Share of operating profits of associated undertakings	–	–	–	–	2	2
Total operating (loss)/profit	**(572)**	**76**	**(496)**	(63)	191	128

*Before operating exceptional items, goodwill amortisation and goodwill impairment.

The total restructuring costs of £119 million (2002 £223 million) together with £nil (2002 £27 million) of market related write downs, £585 million (2002 £nil) of goodwill impairment plus £122 million (2002 £124 million) of goodwill amortisation are classified as administrative costs, which therefore total £1,759 million (2002 £1,637 million). Market related write downs of £nil (2002 £49 million) are classified as cost of sales which therefore total £3,705 million (2002 £5,114 million).

4 Loss on ordinary activities before taxation

Loss on ordinary activities before taxation is stated after charging the following:

	2003 £m	2002 £m
Depreciation of tangible fixed assets		
Owned	**157**	258
Held under finance leases	**2**	2
Provision for impairment of goodwill and tangible fixed assets	**585**	95
Amortisation of goodwill	**122**	124
Operating lease rentals		
Hire of plant and machinery	**49**	63
Other	**62**	70
Research and development	**222**	265

4 Loss on ordinary activities before taxation continued

Auditors' fees

Fees in respect of the audit during the year ended 31 March 2003 were £6 million (2002 £6 million). Fees paid in respect of other services provided by Ernst & Young were: to UK group companies £10 million (2002 £15 million) and non-UK group companies £5 million (2002 £4 million). Fees paid in respect of these other services are analysed as follows:

	2003 £m	2002 £m
Transaction support relating to acquisitions and disposals	**5**	9
Provision of services relating to Group financing and working capital management	**4**	3
Taxation advisory services	**4**	3
Public company reporting on overseas regulated markets	**1**	2
Other local reporting and statutory audits	**1**	1
Other risk management and assurance services	**–**	1
	15	19

5 Staff numbers and costs

The average number of people employed by the Group (including directors) during the year was as follows:

	2003	2002
Marketing and distribution	**9,157**	11,809
Production	**45,501**	59,534
Technical	**4,552**	6,527
Finance and administration	**4,173**	5,810
	63,383	83,680

The aggregate payroll costs of these people were as follows:

	2003 £m	2002 £m
Wages and salaries	**1,330**	1,810
Social security costs	**144**	203
Pension, post-retirement and other payroll costs	**93**	114
	1,567	2,127

Details of directors' emoluments are included in the remuneration report on pages 22 to 28.

6 Pensions and post-retirement benefits

The Group has continued to account for pensions and post-retirement benefits in accordance with Statement of Standard Accounting Practice No 24: Pension Costs (SSAP 24) and the disclosures given in notes (i) and (ii) below respectively, are those required by this standard. Financial Reporting Standard No 17: Retirement Benefits (FRS 17) was issued in November 2000 and will ultimately replace SSAP 24. The transitional disclosures required by FRS 17 are set out in note (iii) below. The Group intends to adopt FRS 17 effective from 1 April 2003.

(i) Pensions

The Group operates many defined contribution and funded defined benefit pension schemes. Contributions to the defined benefit schemes are made in accordance with the recommendations of the independent actuary of the relevant scheme. Complete disclosure of all pension scheme details is not practicable within this report. The most pertinent factors affecting the Group's pension arrangements are discussed below.

The principal Group scheme covering the majority of UK employees is the Invensys Pension Scheme.

The Invensys Pension Scheme is a funded defined benefit scheme. The last valuation of the Scheme was carried out as at 5 April 2000 by independent actuaries using the projected unit method. The assumptions that have the most effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions in payment. The triennial actuarial review of the main UK pension scheme, with a valuation date of 5 April 2003, has recently commenced and we expect a report to be available by September 2003.

6 Pensions and post-retirement benefits continued

(i) Pensions continued

A market related approach was taken to assessing these assumptions. The principal assumption was that the discount rate to measure the Scheme's liabilities would be 5.75% which was 1% over the return available on Government debt; 1.75% per annum higher than the rate of salary inflation; and 2.5% per annum higher than the rate of increase in pensions.

At the date of the last valuation the market value of the assets, excluding members' additional voluntary contributions, was £4,152 million and was sufficient to cover 118% of the benefits that had accrued to members, after allowing for future increases in salaries. The actuarial surplus is being spread over the average remaining service lives of the current employees (twelve years at the valuation date) by the straight-line method.

There are numerous schemes operated by overseas subsidiaries. Of these the largest US scheme is assessed annually, and the other overseas defined benefit schemes are normally assessed triennially by independent actuaries in accordance with local practice. Where the requirements of SSAP 24 should be fulfilled, the appropriate cost has been recognised, otherwise local practice has been adopted.

Pension costs for the Group in the year were £nil (2002 £3 million), based on a normal cost of £42 million (2002 £57 million) and an actuarial variation of £42 million (2002 £54 million).

Debtors falling due within one year, debtors falling due after more than one year, creditors falling due within one year, creditors falling due after more than one year and provisions include £1 million, £400 million, £6 million, £61 million and £84 million respectively for pension prepayments, accruals and provisions (2002 £1 million, £373 million, £5 million, £63 million and £98 million respectively).

(ii) Post-retirement benefits

The Group also operates a number of non-pension post-retirement benefit plans, under which 13,300 employees are eligible to receive benefits after retirement, the majority of which relate to the provision of medical benefits to retired former employees of the Group's subsidiaries in the US. These schemes are generally unfunded. The latest valuations of the principal schemes, covering retiree medical and life insurance plans in certain US subsidiaries, were performed between 1 April 2002 and 31 March 2003. The assessment was carried out by independent actuaries. The method of accounting for these is similar to that used for defined benefit pension schemes. The gross liability of £109 million (2002 £196 million) at 31 March 2003 is included in provisions for liabilities and charges (note 22). The principal assumptions used were: 6.5% discount rate and medical trend rates for beneficiaries of 13.0% per annum falling to an ultimate rate of 5.0% in 2013. The cost of these schemes for the Group in the year was £6 million (2002 £5 million).

In addition, the Group makes payments to various former employees under medical and workers' compensation agreements.

(iii) FRS 17

The Group operates both funded and unfunded pension and post-retirement schemes. There are no separate funds or assets to support the unfunded schemes but provisions are included on the balance sheet in respect of these liabilities. The major assumptions made when valuing the assets and liabilities of funded and unfunded schemes under FRS 17 are as follows:

For March 2003 the major assumptions are:

	Funded schemes			Unfunded schemes	
	Invensys Pension Scheme (UK) %	Invensys Pension Plan (US) %	Other %	US healthcare %	Other %
Major assumptions					
Rates of increase in salaries	3.75	4.00	2.80	–	3.00
Rate of increase to pensions in payment	3.05	–	1.60	–	1.80
Discount rate for scheme liabilities	5.50	6.50	5.40	6.50	5.90
Inflation rate	2.50	2.50	2.10	–	2.10

For March 2002 the major assumptions were:

	Funded schemes			Unfunded schemes	
	Invensys Pension Scheme (UK) %	Invensys Pension Plan (US) %	Other %	US healthcare %	Other %
Major assumptions					
Rates of increase in salaries	4.00	3.95	4.00	–	3.40
Rate of increase to pensions in payment	3.15	–	–	–	–
Discount rate for scheme liabilities	6.00	7.50	6.00	7.50	6.40
Inflation rate	2.50	3.50	2.90	–	2.30

6 Pensions and post-retirement benefits continued

(iii) FRS 17 continued

Funded schemes

There are two main funded defined benefit schemes in the UK and US, together with other smaller schemes in the rest of the world, which have a net deficit of £753 million after deferred taxation of £16 million.

The expected long-term rate of return and market value of funded defined benefit schemes at 31 March 2003 are:

	Invensys Pension Scheme (UK)		Invensys Pension Plan (US)		Other		Total
	Expected long-term rate of return %	Market value £m	Expected long-term rate of return %	Market value £m	Expected long-term rate of return %	Market value £m	Market value £m
Equities	8.0	1,180	9.6	264	7.6	105	1,549
Bonds	5.0	1,932	4.4	233	3.2	54	2,219
Other	8.0	150	2.6	13	4.9	33	196
Total market value of assets		3,262		510		192	3,964
Present value of scheme liabilities		(3,701)		(801)		(231)	(4,733)
Deficit in the scheme		(439)		(291)		(39)	(769)
Related deferred tax asset		2		7		7	16
Net pension liability		(437)		(284)		(32)	(753)

The expected long-term rate of return and market value of funded defined benefit schemes at 31 March 2002 were:

	Invensys Pension Scheme (UK)		Invensys Pension Plan (US)		Other		Total
	Expected long-term rate of return %	Market value £m	Expected long-term rate of return %	Market value £m	Expected long-term rate of return %	Market value £m	Market value £m
Equities	8.00	1,778	9.4	506	8.3	113	2,397
Bonds	5.65	1,855	6.5	275	6.0	42	2,172
Other	8.00	156	4.0	17	6.5	42	215
Total market value of assets		3,789		798		197	4,784
Present value of scheme liabilities		(3,524)		(948)		(175)	(4,647)
Surplus/(deficit) in the scheme		265		(150)		22	137
Related deferred tax (liability)/asset		(79)		53		–	(26)
Net pension asset/(liability)		186		(97)		22	111

The amounts that would have been charged to the consolidated profit & loss account and consolidated statement of total recognised gains and losses under FRS 17 for the year ended 31 March 2003 are set out below:

	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	Total £m
Analysis of amounts that would be charged to operating profit				
Current service cost	19	21	7	47
Past service cost	2	1	–	3
Total operating charge	21	22	7	50

In addition, cash contributions of £11 million were made to other pension plans, nearly all of which are defined contribution in nature.

	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	Total £m
Analysis of amounts that would be credited/(charged) to other finance income				
Expected return on pension scheme assets	253	52	12	317
Interest on pension scheme liabilities	(206)	(57)	(11)	(274)
Net return	47	(5)	1	43

Notes to the accounts continued

6 Pensions and post-retirement benefits continued
(iii) FRS 17 continued
Funded schemes continued

	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	Total £m
Analysis of amounts that would be recognised in the statement of total recognised gains and losses				
Actual return less expected return on scheme assets	(592)	(125)	(9)	(726)
Experience gains and losses arising on the scheme liabilities	67	8	(23)	52
Changes in assumptions underlying the present value of the plan liabilities	(221)	(94)	(22)	(337)
Actuarial loss recognised in the statement of total recognised gains and losses	(746)	(211)	(54)	(1,011)

The movement in the surplus/(deficit) in the plans over the year to 31 March 2003 is analysed below:

	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	Total £m
Surplus/(deficit) in scheme at beginning of year	265	(150)	22	137
Transfers to/(from) other schemes	–	30	(19)	11
Current service cost	(19)	(21)	(7)	(47)
Contributions	8	–	6	14
Past service cost	(2)	(1)	–	(3)
Other finance income/(charges)	47	(5)	1	43
Settlement and curtailments	8	51	–	59
Net liabilities transferred on disposal	–	–	15	15
Actuarial loss	(746)	(211)	(54)	(1,011)
Exchange adjustments	–	16	(3)	13
Deficit in scheme at end of year	(439)	(291)	(39)	(769)

The amounts that would have been charged to the consolidated statement of total recognised gains and losses in relation to the funded schemes under FRS 17 for the year ended 31 March 2003 are set out below:

	Invensys Pension Scheme (UK)	Invensys Pension Plan (US)	Other	Total
Difference between the expected and actual return on scheme assets:				
– Amount (£m)	(592)	(125)	(9)	(726)
– Percentage of scheme assets	(18)%	(25)%	(5)%	(18)%
Experience gains and losses on scheme liabilities:				
– Amount (£m)	67	8	(23)	52
– Percentage of scheme liabilities	2%	1%	(10)%	1%
Total amount recognised in the statement of total recognised gains and losses:				
– Amount (£m)	(746)	(211)	(54)	(1,011)
– Percentage of scheme liabilities	(20)%	(26)%	(23)%	(21)%

Unfunded schemes

The Group's overseas subsidiaries also operate certain unfunded schemes, including a number of non-pension post-retirement healthcare plans in the US. Provisions are currently held in the accounts for these liabilities.

The present value of unfunded scheme liabilities at 31 March 2003 is:

	US healthcare £m	Other £m	Total £m
Present value of liabilities	(74)	(88)	(162)
Related deferred tax asset	26	4	30
Net pension/post-retirement liability (under FRS 17)	(48)	(84)	(132)
Less provisions and accruals net of deferred tax (under SSAP 24)	68	69	137
	20	(15)	5

6 Pensions and post-retirement benefits continued

(iii) FRS 17 continued

The present value of unfunded scheme liabilities at 31 March 2002 was:

	US healthcare £m	Other £m	Total £m
Present value of liabilities	(135)	(112)	(247)
Related deferred tax asset	39	–	39
Net pension/post-retirement liability (under FRS 17)	(96)	(112)	(208)
Less provisions and accruals net of deferred tax (under SSAP 24)	136	140	276
	40	28	68

The amounts that would have been charged to the consolidated profit & loss account and consolidated statement of total recognised gains and losses under FRS 17 for the year ended 31 March 2003 are set out below:

	US healthcare £m	Other £m	Total £m
Analysis of amounts that would be charged/(credited) to operating profit			
Current service cost	1	3	4
Past service cost	(21)	1	(20)
Total operating (credit)/charge	(20)	4	(16)
Analysis of amounts that would be charged to other finance charges			
Interest on pension scheme liabilities	(8)	(5)	(13)
Analysis of amounts that would be recognised in the statement of total recognised gains and losses			
Experience gains and losses arising on the scheme liabilities	(5)	(13)	(18)
Changes in assumptions underlying the present value of the plan liabilities	(10)	1	(9)
Actuarial loss recognised in the statement of total recognised gains and losses	(15)	(12)	(27)

The movement in the liabilities in the plans over the year to 31 March 2003 is analysed below:

	US healthcare £m	Other £m	Total £m
Liabilities in scheme at beginning of year	(135)	(112)	(247)
Transfers from funded schemes	–	(11)	(11)
Current service cost	(1)	(3)	(4)
Past service costs	21	(1)	20
Other finance charges	(8)	(5)	(13)
Benefit payments	10	6	16
Liabilities transferred on disposal of businesses	42	56	98
Actuarial loss	(15)	(12)	(27)
Exchange adjustments	12	(6)	6
Liabilities in scheme at end of year	(74)	(88)	(162)

The amounts that would have been charged to the consolidated statement of total recognised gains and losses under FRS 17 for the year ended 31 March 2003 are set out below:

	US Healthcare	Other	Total
Experience gains and losses on scheme liabilities:			
– Amount (£m)	(5)	(13)	(18)
– Percentage of scheme liabilities	(7)%	(15)%	(11)%
Total amount recognised in statement of total recognised gains and losses:			
– Amount (£m)	(15)	(12)	(27)
– Percentage of scheme liabilities	(20)%	(14)%	(17)%

Notes to the accounts continued

6 Pensions and post-retirement benefits continued
(iii) FRS 17 continued
Overall impact of FRS 17

If the above amounts had been recognised in the accounts, the effect on the Group's net assets would have been as follows:

	2003 £m	2002 £m
SSAP 24 pension/post-retirement balances (net of deferred tax)	**(77)**	22
FRS 17 pension/post-retirement balances (net of deferred tax)		
Funded	**(753)**	111
Unfunded	**(132)**	(208)
	(885)	(97)
Displacement of deferred tax assets	**(22)**	(37)
Impact on net assets	**(984)**	(112)

With regard to the funding of the UK and US defined benefit pension schemes it is the intention that employer contributions will be resumed.

The rights of third parties to terminate the principal schemes and thereby crystallise termination deficits greater than those calculated under FRS 17 have been considered. On the basis of legal and actuarial advice and a detailed analysis of the alternative options available to the third parties and the Group, the exercise of such powers is considered very unlikely.

There is a consequential impact on the Group's deferred tax position as the net deferred tax assets which would be recognised under FRS 17 would displace £22 million (2002 £37 million) of deferred tax assets currently recognised in respect of tax losses which are not pension related. This is a result of the current tax loss position of the Group in certain territories.

A deferred tax asset has not been recognised on the net liability for schemes, both funded and unfunded, where the extent to which such an asset could be used is currently uncertain as defined by FRS 19.

7 Share of profits of associated undertakings
The share of profits of associated undertakings attributable to the Group's interest is £nil (2002 £2 million), less a tax charge of £nil (2002 £2 million) and less dividends receivable of £nil (2002 £1 million).

8 Net interest payable and similar charges

	2003 £m	2002 £m
Interest payable on bank loans and overdrafts	**(65)**	(107)
Interest payable on other loans	**(43)**	(78)
Other	**(21)**	(13)
	(129)	(198)
Interest receivable	**16**	28
	(113)	(170)

9 Tax on loss on ordinary activities
(i) Analysis of tax charge

	2003 £m	2002 £m
UK corporation tax		
Current tax on income for the year	**7**	23
Adjustments in respect of prior years	**(8)**	(30)
	(1)	(7)
Double taxation relief	**(7)**	(23)
	(8)	(30)
Foreign tax		
Current tax on income for the year	**51**	63
Adjustments in respect of prior years	**9**	(20)
	60	43
Total current tax	**52**	13

9 Tax on loss on ordinary activities continued

(i) Analysis of tax charge continued

	2003 £m	2002 £m
Deferred tax		
Origination and reversal of timing differences	**7**	(17)
Adjustments to estimated recoverable deferred tax assets arising in prior years	**(2)**	11
	5	(6)
Share of associated undertakings' tax	**–**	2
Tax on loss on ordinary activities	**57**	9

UK current year corporation tax of £7 million (2002 £23 million) includes tax of £7 million (2002 £23 million) on dividends receivable from overseas subsidiary undertakings.

The tax charge on corporate exceptional items is £9 million (2002 credit of £15 million). The charge represents a £9 million current foreign tax charge on disposal of businesses in the year.

(ii) Factors affecting the tax charge

	2003 £m	2002 £m
Loss on ordinary activities before tax	**(1,391)**	(858)
Tax credit on ordinary activities at 30%	**(417)**	(257)
Adjustments in respect of prior years	**1**	(50)
Exceptional items after the impact of tax losses and exempt capital gains/losses	**244**	250
Current year tax losses and other timing differences not tax effected	**23**	44
Utilisation of tax losses brought forward	**(9)**	(14)
Overseas rate differences	**14**	10
Deferred tax provided	**(5)**	6
Impairment of goodwill	**176**	–
Other including non-deductible goodwill amortisation	**25**	24
Total current tax	**52**	13

(iii) Factors that may affect future tax charges

No provision has been made for deferred tax where potentially taxable gains have been rolled over into replacement assets, except where there is a commitment to dispose of these assets. Such gains would only become taxable if the assets were sold without it being possible to claim rollover relief or offset existing capital losses. The Group does not expect any tax to become payable in the foreseeable future.

No deferred tax has been recognised in respect of the earnings of overseas subsidiaries as no dividends have been accrued out of those earnings. Tax losses with a value of £400 million (2002 £200 million) have not been recognised as their use is uncertain or is not currently anticipated.

A deferred tax asset of £21 million (2002 £26 million) has not been recognised on timing differences relating to intangible fixed assets as the reversal of these timing differences is expected to increase tax losses.

10 Loss attributable to the parent company

The loss dealt with in the accounts of the parent company, Invensys plc, is £4,194 million (2002 profit of £241 million). In accordance with the exemption granted under section 230 of the Companies Act 1985, a separate profit and loss account for the Company has not been presented.

11 Dividends

	2003 £m	2002 £m
Interim	**35**	35
Final	**–**	35
	35	70

Notes to the accounts continued

12 (Loss)/earnings per share

	2003	2002
(Loss)/earnings per share		
Basic	**(41.2)p**	(24.8)p
Continuing operations*	**2.2p**	2.8p
Diluted	**(41.2)p**	(24.8)p
Average number of shares (millions)		
Basic	**3,500**	3,500
(Loss)/profit (£ millions)		
Basic	**(1,442)**	(869)
Continuing operations		
Continuing operations operating profit*	**250**	312
Net interest payable	**(113)**	(170)
	137	142
Tax at Group's effective rate of 49.0% (2002 29.0%)	**(67)**	(41)
Minority interest	**6**	(2)
	76	99

*Before exceptional items, goodwill amortisation and goodwill impairment.

The basic loss per share has been calculated using 3,500 million shares (2002 3,500 million), being the weighted average number of shares in issue during the year, and the loss after taxation and minority interests of £1,442 million (2002 £869 million).

Earnings per share is also calculated by reference to earnings for continuing operations, before exceptional items, goodwill amortisation and goodwill impairment with an underlying tax charge at the Group's effective rate of 49.0% (2002 29.0%) since the directors consider that this gives a useful additional indication of underlying performance.

The diluted loss per share has been calculated in accordance with Financial Reporting Standard No 14: Earnings per share (FRS 14), using 3,500 million shares (2002 3,500 million), being the total of the weighted average number of shares in issue and relevant options outstanding during the year, and the loss after taxation and minority interests of £1,442 million (2002 £869 million). In accordance with FRS 14 the diluted loss per share calculations are without reference to adjustments in respect of certain share options which are considered to be anti-dilutive.

13 Intangible fixed assets – goodwill

	£m
Group	
Cost	
At beginning of year	**1,791**
Disposals	**(139)**
Exchange adjustments	**61**
At end of year	**1,713**
Amortisation	
At beginning of year	**279**
Charge for the year	**122**
Provision for impairment	**585**
Disposals	**(31)**
Exchange adjustments	**12**
At end of year	**967**
Net book value	
At end of year	**746**
At beginning of year	1,512

14 Tangible fixed assets

	Group			Company
	Land and buildings £m	Plant and equipment £m	Total £m	Plant and equipment £m
Cost				
At beginning of year	**538**	**2,373**	**2,911**	**4**
Additions	**31**	**108**	**139**	**–**
Disposal of subsidiary undertakings	**(140)**	**(914)**	**(1,054)**	**–**
Disposals	**(24)**	**(87)**	**(111)**	**(2)**
Transfer to current asset investments	**(19)**	**–**	**(19)**	**–**
Exchange adjustments	**(26)**	**(77)**	**(103)**	**–**
At end of year	**360**	**1,403**	**1,763**	**2**
Depreciation				
At beginning of year	**110**	**1,286**	**1,396**	**2**
Charge for the year	**16**	**143**	**159**	**–**
Disposal of subsidiary undertakings	**(39)**	**(550)**	**(589)**	**–**
Disposals	**–**	**(48)**	**(48)**	**–**
Transfer to current asset investments	**(9)**	**–**	**(9)**	**–**
Exchange adjustments	**(7)**	**(19)**	**(26)**	**–**
At end of year	**71**	**812**	**883**	**2**
Net book value				
At end of year	**289**	**591**	**880**	**–**
At beginning of year	428	1,087	1,515	2

Amounts included in respect of assets held under finance leases are:

	Group		
	Land and buildings £m	Plant and equipment £m	**Total £m**
Net book value			
At end of year	**4**	**2**	**6**
At beginning of year	6	5	11
Depreciation			
Charge for the year	1	1	2

The net book value of land and buildings comprises:

	Group 2003 £m	Group 2002 £m
Freehold	**239**	362
Long leasehold	**3**	21
Short leasehold	**39**	45
In the course of construction	**8**	–
	289	428

15 Investments

	Group			Company
	Associated undertakings £m	Other fixed asset investments £m	Current asset investments £m	Subsidiary undertakings £m
Cost				
At beginning of year	**7**	**59**	**33**	**8,839**
Additions	**–**	–	–	**2,107**
Transfers from tangible fixed assets	–	–	**10**	**–**
Transfers to cash	–	**(10)**	**–**	**–**
Disposal of subsidiary undertakings	–	**–**	**(1)**	–
Disposals	**(1)**	**(13)**	**(10)**	**(823)**
Exchange adjustments	**(2)**	**2**	**(1)**	**–**
At end of year	**4**	**38**	**31**	**10,123**
Share of post acquisition reserves				
At beginning of year	**7**	**–**	**–**	–
Disposal of subsidiary undertakings	**(7)**	–	–	–
At end of year	–	–	–	–
Amounts written off				
At beginning of year	**–**	**–**	–	**(100)**
Increase during year	–	**(8)**	**–**	**(5,579)**
Disposals	**–**	**–**	–	**61**
At end of year	–	**(8)**	–	**(5,618)**
Net book value				
At end of year	**4**	**30**	**31**	**4,505**
At beginning of year	14	59	33	8,739

Group investments at net book value comprise:

	Associates 2003 £m	Associates 2002 £m	**Other fixed asset investments 2003 £m**	Other fixed asset investments 2002 £m	**Current asset investments 2003 £m**	Current asset investments 2002 £m
Listed shares						
Overseas	**–**	–	**8**	14	**–**	–
Unlisted shares	**4**	14	**22**	45	–	–
Other	**–**	–	–	–	**31**	33
	4	14	**30**	59	**31**	33

The market value of listed shares was £8 million (2002 £22 million) for other fixed asset investments.

Details of the Group's principal operating subsidiary undertakings have been included on page 64.

16 Stocks

	Group 2003 £m	Group 2002 £m
Raw materials and consumables	**198**	305
Long-term contract work in progress	**37**	36
Other work in progress	**81**	152
Finished goods	**182**	333
	498	826
Progress payments received: long-term contracts	**(9)**	(2)
	489	824

The current replacement cost of stocks does not differ materially from the historical cost stated above.

17 Debtors

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Amounts falling due within one year				
Trade debtors	**583**	835	**–**	–
Amounts recoverable on long-term contracts	**170**	215	**–**	–
Amounts owed by subsidiary undertakings	**–**	–	**11,960**	12,443
Amounts owed by associated undertakings	**1**	4	**–**	–
Corporation tax	**20**	18	**–**	–
Other debtors	**189**	266	**6**	9
Prepayments and accrued income	**91**	152	**7**	7
	1,054	1,490	**11,973**	12,459
Amounts falling due after more than one year				
Deferred tax asset (note 22)	**11**	9	**–**	–
Other debtors	**118**	128	**2**	2
Pension prepayments	**400**	373	**–**	–
	529	510	**2**	2
	1,583	2,000	**11,975**	12,461

Notes to the accounts continued

18 Creditors: amounts falling due within one year

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Bank and other loans (note 20)	**110**	1,002	**27**	626
Bank overdrafts	**24**	57	**289**	226
Finance leases (note 21)	**2**	7	**–**	–
Short-term borrowings	**136**	1,066	**316**	852
Payments received on account	**89**	68	**–**	–
Trade creditors	**552**	695	**–**	–
Bills of exchange	**10**	12	**–**	–
Amounts owed to subsidiary undertakings	**–**	–	**11,404**	11,298
Corporation tax	**311**	262	**–**	–
Sales, social security and payroll taxes	**36**	50	**–**	–
Other creditors	**124**	177	**31**	48
Accruals and deferred income	**361**	449	**1**	1
Dividends payable	**–**	35	**–**	35
Other creditors	**1,483**	1,748	**11,436**	11,382

19 Creditors: amounts falling due after more than one year

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Bank and other loans (note 20)	**1,783**	2,452	**1,741**	2,353
Finance leases (note 21)	**2**	4	**–**	–
Long-term borrowings	**1,785**	2,456	**1,741**	2,353
Amounts owed to subsidiary undertakings	**–**	–	**951**	465
Other creditors	**84**	117	**44**	32
Other creditors	**84**	117	**995**	497

20 Bank and other loans

(i) Bank and other loans falling due after more than one year

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Repayable otherwise than by instalments				
Repayable wholly within five years	**1,652**	2,305	**1,614**	2,212
Repayable wholly beyond five years	**129**	145	**127**	141
Repayable by instalments				
Repayable within five years	**–**	–	**–**	–
Repayable beyond five years	**2**	2	**–**	–
	1,783	2,452	**1,741**	2,353
Repayable over one but not more than two years	**312**	90	**308**	27
Repayable over two but not more than five years	**1,340**	2,215	**1,306**	2,185
Repayable beyond five years	**131**	147	**127**	141
	1,783	2,452	**1,741**	2,353

Certain loans for the Group and Company totalling £1,111 million (2002 £1,689 million) were drawn from committed revolving credit facilities as at 31 March 2003. These are repayable within twelve months of the balance sheet date but have been classified as due after more than one year as the relevant facilities extend beyond one year.

Loans and overdrafts amounting to £20 million (2002 £54 million) are secured by charges, mortgages or liens on certain fixed assets, debtors or stocks, of which £13 million (2002 £43 million) are classified as amounts falling due within one year.

20 Bank and other loans continued

(ii) Loan repayment dates and interest rates

Repayable	Committed facility £m	Interest basis	Interest rate % (if fixed)	**Group 2003 £m**	Group 2002 £m	**Company 2003 £m**	Company 2002 £m
Loans repayable within one year have the following repayment dates:							
Bank loans							
August 2002	–	Floating		–	976	–	624
	–			–	976	–	624
Other loans							
July 2003 (JP¥ 2 billion)[1]	11	Fixed	1.0	**11**	–	**11**	–
July 2003 (JP¥ 3 billion)[1]	16	Floating		**16**	–	**16**	–
August 2003 (US$73 million)[2]	46	Fixed	6.25	**46**	–	–	–
Other	–	Various		**37**	26	–	2
	73			**110**	26	**27**	2
	73			**110**	1,002	**27**	626
Loans repayable beyond one year and within five years have the following repayment dates and interest rates:							
Bank loans							
June 2004	949	Floating		**307**	702	**307**	702
August 2005	924	Floating		**804**	987	**804**	987
	1,873			**1,111**	1,689	**1,111**	1,689
Other loans							
July 2003 (JP¥2 billion)[1]	–	Fixed	1.0	–	11	–	11
July 2003 (JP¥3 billion)[1]	–	Floating		–	16	–	16
August 2003 (US$73 million)[2]	–	Fixed	6.25	–	51	–	–
April 2005 (€500 million)[1]	345	Fixed	5.5	**345**	307	**345**	307
July 2005 (€20 million)[1]	–	Floating		–	12	–	12
August 2005 (US$37 million)[2]	23	Fixed	6.4	**23**	26	–	–
January 2007 (US$250 million)[3]	158	Fixed	7.125	**158**	176	**158**	176
Other	–	Various		**15**	17	–	1
	526			**541**	616	**503**	523
	2,399			**1,652**	2,305	**1,614**	2,212
Other loans repayable beyond five years have the following repayment dates and interest rates:							
January 2010 (US$200 million)[3]	127	Fixed	6.5	**127**	141	**127**	141
Other	–	Various		**4**	6	–	–
	127			**131**	147	**127**	141
Total of bank and other loans	2,599			**1,893**	3,454	**1,768**	2,979

[1]Issued under the Company's medium-term note programme.
[2]Privately placed senior notes.
[3]Senior notes issued in the United States under Rule 144A of the Securities Act of 1933.

Bank and other loans includes amounts of £56 million drawn from other than committed facilities.

Notes to the accounts continued

20 Bank and other loans continued

(iii) Undrawn committed facilities

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Expiring within one year	–	126	–	126
Expiring in more than one year but not more than two years	**642**	–	**642**	–
Expiring in more than two years	**120**	396	**120**	396
	762	522	**762**	522

As at 31 March 2003, the committed revolving loan facilities available to the Group include (a) a £949 million (US$1,500 million) syndicated revolving multi-currency loan facility which ceases to be available in June 2004; and (b) a £924 million (US$1,460 million) syndicated revolving multi-currency loan facility which ceases to be available in August 2005.

21 Finance lease commitments

At 31 March 2003 future minimum payments under finance leases and similar hire purchase arrangements are as follows:

	Group 2003 £m	Group 2002 £m
Payable within one year	**2**	7
Payable between one and two years	**2**	3
Payable between two and five years	–	2
Total gross payments	**4**	12
Less finance charges included above	–	(1)
	4	11

22 Provisions for liabilities and charges

	Pensions £m	Post-retirement benefits £m	Warranties £m	Restructuring £m	Other £m	Deferred taxation £m	Total £m
Group							
At beginning of year	**98**	**196**	**16**	**5**	**185**	**186**	**686**
Disposal of subsidiary undertakings	**(38)**	**(64)**	**(2)**	–	–	**(11)**	**(115)**
Transferred to corporation tax creditor	–	–	–	–	–	**(63)**	**(63)**
Charged in year	**24**	**11**	**11**	**11**	**77**	**7**	**141**
Released in year	**(1)**	**(2)**	–	–	**(12)**	–	**(15)**
Utilised in year	**(10)**	**(15)**	**(11)**	**(5)**	**(38)**	–	**(79)**
Exchange adjustments	**11**	**(17)**	–	–	**7**	**1**	**2**
At end of year	**84**	**109**	**14**	**11**	**219**	**120**	**557**

Pensions largely represent unfunded liabilities on pension schemes in Continental Europe. The Group's main pension schemes based in the United Kingdom and the United States are held in separately administered funds and are described in note 6.

Post-retirement benefits are largely US-based retirement medical schemes.

Warranties are provided in the normal course of business based on an assessment of future claims with reference to past claims. Such costs are generally incurred over the product life cycle.

Other provisions principally relate to onerous lease rentals in respect of vacant property, other onerous contracts, legal claims and environmental liabilities. These liabilities are anticipated largely to crystallise within the next five years.

22 Provisions for liabilities and charges continued

Deferred taxation

The movement for the year in the net deferred tax provision is as follows:

	£m
At beginning of year	**177**
Disposal of subsidiary undertakings	**(11)**
Transferred to corporation tax creditor	**(63)**
Charged in year	**5**
Exchange adjustments	**1**
At end of year	**109**

The net deferred tax provision is included within:

	2003 £m	2002 £m
Debtors (note 17)	**(11)**	(9)
Provisions for liabilities and charges	**120**	186
	109	177

Deferred tax assets and liabilities are analysed as follows:

	Amount provided 2003 £m	Amount provided 2002 £m
Group		
Accelerated capital allowances	**80**	108
Tax losses	**(11)**	(9)
Other timing differences	**40**	78
	109	177

Company

The Company's deferred tax provision is £nil (2002 £nil).

23 Called up share capital

Authorised and issued share capital

The authorised share capital of the Company at 31 March 2003 was 5,600 million (2002 5,600 million) ordinary shares of 25p each.
The issued, allotted and fully paid share capital was as follows:

	Group and Company 2003		Group and Company 2002	
	Number of shares millions	£m	Number of shares millions	£m
Ordinary shares of 25p each	**3,500**	**875**	3,500	875

A reconciliation of the authorised and issued share capital at 31 March 2003 and at 31 March 2002 for the Group and the Company is as follows:

	Authorised	Issued, allotted and fully paid	Authorised	Issued, allotted and fully paid
	Number of shares millions	Number of shares millions	Share capital £m	Share capital £m
At beginning of year	**5,600**	**3,500**	**1,400**	**875**
At end of year	**5,600**	**3,500**	**1,400**	**875**

Notes to the accounts continued

23 Called up share capital continued

Employee share plans

During the year no shares were issued by the Company in consideration for the exercise of options under the various share option schemes operated by the Company.

On 17 June 2002, 1 August 2002, 4 December 2002, 27 January 2003 and 14 March 2003, options over 41,692,200 shares, 676,800 shares, 5,916,050 shares, 1,079,200 shares and 748,000 shares normally exercisable after three years (subject to satisfying performance criteria) at 100.35p, 64.35p, 63.55p, 50.95p and 25.00p respectively were granted under the Invensys 1998 Senior Executive Share Option Scheme. On 21 January 2003, options over 20,773,711 shares normally exercisable after three, five or seven years at 43p were granted under the Invensys Savings Related Share Option Scheme. On 17 February 2003, options over 6,804,850 shares normally exercisable after three or five years at 43p were granted under the Invensys Overseas Savings Related Share Option Scheme.

On 4 December 2002 a conditional award over 428,500 shares was granted under the Invensys 1998 Senior Executive Long Term Incentive Plan. The award is subject to a performance period from 4 December 2002 to 3 December 2005, after which, if the performance requirement is met, the shares will be released and will be subject to a further two year retention period.

Outstanding options under the Company's various executive share option schemes at 31 March 2003, exercisable at various dates between 2003 and 2013 at various prices between 25p and 711.07p per ordinary share, and at an average price of 190.21p per ordinary share, were 157,400,651 (2002 109,023,424).

Outstanding options under the Company's savings related share option schemes at 31 March 2003, exercisable at various dates between 2003 and 2010 and at various prices between 43p and 484.052p per ordinary share, and at an average price of 94.02p per ordinary share, were 61,400,473 (2002 42,615,895).

In addition, as at 31 March 2003 options over 2,685,310 (2002 5,866,333) BTR ordinary shares remained outstanding under the BTR Savings Related Share Option Scheme. Subject to the rules of the scheme, these options remain exercisable during their normal exercise period following maturity. Upon exercise the BTR ordinary shares which are issued are automatically transferred to the Company in consideration of the issue of new Invensys ordinary shares on the basis of 0.533 for every BTR ordinary share.

24 Reserves

	Share premium account £m	Capital redemption reserve £m	Capital reserve £m	Exchange variation reserve £m	Profit and loss account £m
Group					
At beginning of year	**15**	**83**	**210**	**(417)**	**(622)**
Loss for the financial year	–	–	–	–	**(1,442)**
Dividends	–	–	–	–	**(35)**
Goodwill written back on disposals	–	–	**1,213**	–	–
Transfer in respect of prior period	–	–	**447**	–	**(447)**
Exchange on goodwill	–	–	**177**	**(177)**	–
Exchange realised on disposals	–	–	–	**76**	**(76)**
Exchange adjustments	–	–	–	**17**	–
At end of year	**15**	**83**	**2,047**	**(501)**	**(2,622)**

Exchange movements include a transfer of £177 million from the exchange variation reserve to the capital reserve due to the re-translation of goodwill denominated in the local currencies of acquisitions made.

The goodwill written back on disposals of £1,213 million is the goodwill attributable to disposals made during the year which has been charged through the profit and loss account.

The cumulative amount of goodwill resulting from acquisitions which has been written off between 1 April 1984 and 4 April 1998, and which remains in reserves, is £2,340 million which has been charged to the capital reserve.

24 Reserves continued

	Share premium account £m	Capital redemption reserve £m	Merger reserve £m	Profit and loss account £m
Company				
At beginning of year	**15**	**83**	**4,984**	**280**
Loss for the financial year	–	–	–	**(4,194)**
Dividends	–	–	–	**(35)**
Transfer on impairment of investments	–	–	**(4,057)**	**4,057**
At end of year	**15**	**83**	**927**	**108**

During the year £4,057 million was transferred from the merger reserve to the profit and loss account as a result of impairment in the carrying value of investments in certain subsidiary undertakings, to the extent that the merger reserve had been created on the acquisition of these investments. The total charge to the profit and loss account in respect of this impairment is £5,579 million.

The directors consider that £1,343 million of the profit and loss account of Invensys plc is non-distributable, as it arises from the profit on transfer of Group companies to other Group companies where there was no qualifying consideration.

25 Minority interests

	2003 £m	2002 £m
Equity interests: minorities' share of net assets of subsidiaries	**184**	244
Non-equity interests	**2**	2
	186	246

During the year to 31 March 2003, £49 million of outstanding shares in Baan Company NV (in liquidatie) were acquired, bringing the Group's holding to 91.7%.

26 Commitments

Capital expenditure

Capital expenditure contracted at the balance sheet date but for which no provision has been made in the accounts amounted to £38 million (2002 £9 million).

Operating leases

As at 31 March 2003, the Group had annual commitments under non-cancellable operating leases as follows:

	Land and buildings 2003 £m	Other 2003 £m	Total 2003 £m	Land and buildings 2002 £m	Other 2002 £m	Total 2002 £m
Group						
Leases expiring						
Within one year	**10**	**8**	**18**	15	16	31
Between two and five years	**24**	**21**	**45**	25	30	55
More than five years	**38**	**1**	**39**	35	6	41
	72	**30**	**102**	75	52	127

The Company has no operating lease obligations.

27 Contingent liabilities

Group

The Group has contingent liabilities arising in the ordinary course of business from which it is anticipated that the likelihood of any material liabilities arising is remote.

Company

The Company has contingent liabilities in respect of guarantees of subsidiary undertakings, bank loans and overdrafts and bank indemnities totalling £242 million (2002 £573 million).

Notes to the accounts continued

28 Cash flow statement

	2003 £m	2002 £m
Reconciliation of operating (loss)/profit before interest and tax to net cash inflow from operating activities		
Total operating (loss)/profit	**(496)**	128
Depreciation charge	**159**	260
Provision for impairment charged to operating profit	**585**	5
Amortisation of goodwill	**122**	124
Profit in associated undertakings	**–**	(1)
Cash costs of fundamental reorganisation	**–**	(45)
Cash costs of closures	**(14)**	(25)
Decrease in stocks	**4**	216
Decrease in debtors	**90**	257
Decrease in creditors and provisions	**(240)**	(383)
Net cash inflow from operating activities	**210**	536

Analysis of cash flows for headings netted in the cash flow statement

	2003 £m	2002 £m
Returns on investments and servicing of finance		
Interest received	**19**	32
Interest paid	**(131)**	(199)
Interest element of finance lease rental payments	**(1)**	–
Dividends paid to minority interests	**(2)**	(3)
Net cash outflow for returns on investments and servicing of finance	**(115)**	(170)
Taxation		
UK corporation tax (paid)/received	**(5)**	32
Overseas tax paid	**(57)**	(75)
Net cash outflow for tax paid	**(62)**	(43)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	**(139)**	(210)
Sale of tangible fixed assets	**36**	112
Purchase of trade investments	**–**	(32)
Sale of trade investments	**27**	1
Net cash outflow for capital expenditure and financial investment	**(76)**	(129)
Acquisitions and disposals		
Purchase of subsidiary undertakings	**–**	(40)
Sale of subsidiary undertakings*	**1,512**	262
Net cash disposed of on sale of subsidiary undertakings	**(19)**	(7)
Sale of associated undertakings	**2**	–
Purchase of minority interests	**(49)**	(6)
Net cash inflow for acquisitions and disposals	**1,446**	209

*In 2003, the disposal proceeds received comprised cash of £1,626 million less £114 million of other directly related cash costs (including advisor and professional fees). The proceeds included £17 million that was repaid following the year end in respect of a pensions adjustment on disposals.

28 Cash flow statement continued

	2003 £m	2002 £m
Management of liquid resources*		
Short-term deposits withdrawn/(made)	**69**	(104)
Net cash inflow/(outflow) from management of liquid resources	**69**	(104)
Financing		
Debt due within one year		
Increase in short-term borrowings	**2,208**	3,275
Repayment of short-term borrowings	**(3,081)**	(4,817)
Debt due beyond one year		
Increase in long-term borrowings	**41**	1,560
Repayment of long-term borrowings	**(578)**	(14)
Capital element of finance lease rental payments	**(7)**	(4)
	(1,417)	–
Net cash outflow from financing	**(1,417)**	–

	At 1 April 2002 £m	Cash flow £m	Acquisitions/ disposals (excluding cash and overdrafts) £m	Other movements £m	Exchange movement £m	At 31 March 2003 £m
Analysis of changes to net debt						
Cash at bank and in hand	**304**	**(50)**	**–**	**–**	**(10)**	**244**
Overdrafts	**(57)**	**34**	**–**	**–**	**(1)**	**(24)**
		(16)				
Debt due within one year	**(1,002)**	**873**	**11**	**(73)**	**81**	**(110)**
Debt due after one year	**(2,452)**	**537**	**3**	**73**	**56**	**(1,783)**
Finance leases	**(11)**	**7**	**1**	**–**	**(1)**	**(4)**
		1,417				
Short-term deposits	**202**	**(69)**	**–**	**–**	**(12)**	**121**
Total	**(3,016)**	**1,332**	**15**	**–**	**113**	**(1,556)**
Cash at bank and in hand	**304**					**244**
Short-term deposits	**202**					**121**
Cash and short-term deposits	**506**					**365**

*Liquid resources are current asset investments which are readily convertible into cash or traded in an active market and may be disposed of without disrupting the running of the business.

29 Financial risk management

Disclosures on financial risk management, treasury policies and use of derivatives are also included in the financial review within the management discussion and analysis section.

Short-term debtors and creditors that meet the definition under FRS 13 have been excluded from all numerical disclosures in this note except for the analysis of net currency exposure.

(i) Fair values of financial instruments used for risk management

The fair value is defined as the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest rates translated at year end exchange rates, except for unlisted fixed asset investments which are given a fair value as book value. The book value of unlisted fixed asset investments at 31 March 2003 is £22 million (2002 £45 million).

The fair value of financial instruments at 31 March was:

	Book value 2003 £m	**Fair value 2003 £m**	Book value 2002 £m	Fair value 2002 £m
Primary financial instruments held or issued to finance the Group's operations				
Short-term borrowings and current portion of long-term borrowings	**(136)**	**(136)**	(1,066)	(1,066)
Long-term borrowings	**(1,785)**	**(1,667)**	(2,456)	(2,477)
Cash and short-term deposits	**365**	**365**	506	506
Derivative financial instruments held to manage the interest rate and currency profile				
Interest rate swaps and similar instruments	**–**	**(21)**	–	(2)
Derivative financial instruments held or issued to hedge the currency exposure on expected future sales				
Forward foreign currency contracts	**2**	**2**	1	–
Other financial assets/liabilities				
Fixed asset investments	**30**	**30**	59	59
Other assets	**65**	**65**	112	112
Other creditors	**(3)**	**(3)**	(8)	(8)

The Group has, in the ordinary course of business, provided indemnities to banks in respect of performance guarantees issued to customers. It is not practical to estimate the fair value of such indemnities as the likelihood of any material liability arising from them is considered remote.

29 Financial risk management continued

(ii) Interest rate exposure of financial assets and liabilities

After taking into account the various interest rate and cross currency swaps, forward foreign exchange contracts and other derivative financial instruments entered into by the Group, the currency and interest rate exposure of the financial assets and liabilities of the Group as at 31 March was:

	Financial assets 2003				Financial liabilities 2003				
	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m	Net financial assets/ (liabilities) 2003 £m
Sterling	**–**	**19**	**14**	**33**	**(1)**	**(98)**	**–**	**(99)**	**(66)**
Euro	**–**	**70**	**12**	**82**	**(348)**	**(110)**	**(1)**	**(459)**	**(377)**
United States dollar	**58**	**207**	**12**	**277**	**(635)**	**(319)**	**–**	**(954)**	**(677)**
Australian dollar	**–**	**21**	**–**	**21**	**–**	**(42)**	**–**	**(42)**	**(21)**
Japanese yen	**–**	**85**	**10**	**95**	**(10)**	**(414)**	**(1)**	**(425)**	**(330)**
Other	**5**	**75**	**3**	**83**	**(3)**	**(72)**	**(1)**	**(76)**	**7**
	63	**477**	**51**	**591**	**(997)**	**(1,055)**	**(3)**	**(2,055)**	**(1,464)**
Of which:									
Cash and deposits				**365**				**–**	**365**
Gross borrowings				**–**				**(1,921)**	**(1,921)**
Derivative financial instruments				**131**				**(131)**	**–**
Trade investments				**30**				**–**	**30**
Other financial assets				**65**				**–**	**65**
Other financial liabilities				**–**				**(3)**	**(3)**
				591				**(2,055)**	**(1,464)**

	Financial assets 2002				Financial liabilities 2002				
	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m	Net financial assets/ (liabilities) 2002 £m
Sterling	1	156	3	160	–	(227)	(5)	(232)	(72)
Euro	14	68	4	86	(2)	(684)	(3)	(689)	(603)
United States dollar	101	217	4	322	(708)	(1,427)	–	(2,135)	(1,813)
Australian dollar	–	14	–	14	(1)	(74)	–	(75)	(61)
Japanese yen	–	74	41	115	(48)	(409)	–	(457)	(342)
Other	9	118	6	133	(4)	(90)	(1)	(95)	38
	125	647	58	830	(763)	(2,911)	(9)	(3,683)	(2,853)
Of which:									
Cash and deposits				506				–	506
Gross borrowings				–				(3,522)	(3,522)
Derivative financial instruments				153				(153)	–
Trade investments				59				–	59
Other financial assets				112				–	112
Other financial liabilities				–				(8)	(8)
				830				(3,683)	(2,853)

Floating rate financial assets attract interest based on relevant national LIBID equivalent. At 31 March 2003 fixed asset trade investments of £30 million (2002 £59 million) were held on a long-term basis. Cash and deposits include deposits on money markets at daily and monthly rates.

Notes to the accounts continued

29 Financial risk management continued

(ii) Interest rate exposure of financial assets and liabilities continued

Included in the above interest rate exposure analysis of financial assets and liabilities are floating rate derivative financial instruments, comprising forward foreign exchange contracts and cross currency swaps, entered into by the Group to adjust the currency profile of borrowings used to hedge underlying net assets of foreign subsidiary undertakings. These contracts have created currency assets and liabilities as follows:

	Assets 2003 £m	Liabilities 2003 £m	Net 2003 £m	Assets 2002 £m	Liabilities 2002 £m	Net 2002 £m
Sterling	**–**	**(70)**	**(70)**	137	–	137
Euro	**–**	**(8)**	**(8)**	–	(14)	(14)
United States dollar	**108**	**–**	**108**	–	(38)	(38)
Australian dollar	**17**	**–**	**17**	–	(15)	(15)
Japanese yen	**–**	**(53)**	**(53)**	–	(86)	(86)
Other	**6**	**–**	**6**	16	–	16
	131	**(131)**	**–**	153	(153)	–

The interest rate profile of fixed rate financial assets and liabilities is analysed below:

	Weighted average interest rate (%) of fixed rate assets 2003	Weighted average years to maturity of fixed rate assets 2003	Weighted average interest rate (%) of fixed rate liabilities 2003	Weighted average years to maturity of fixed rate liabilities 2003	Weighted average interest rate (%) of fixed rate assets 2002	Weighted average years to maturity of fixed rate assets 2002	Weighted average interest rate (%) of fixed rate liabilities 2002	Weighted average years to maturity of fixed rate liabilities 2002
Sterling	**–**	**–**	**–**	**–**	3.6	0.1	–	–
Euro	**3.5**	**–**	**5.5**	**2.0**	4.5	2.9	5.5	3.0
United States dollar	**2.9**	**6.7**	**5.9**	**3.9**	5.4	5.1	5.8	4.9
Australian dollar	**3.8**	**0.1**	**–**	**–**	–	–	–	–
Japanese yen	**–**	**–**	**1.1**	**1.4**	0.2	0.7	1.1	1.5
Other	**2.5**	**0.2**	**8.5**	**0.4**	4.3	0.3	8.2	0.8
Weighted average	**2.9**	**6.1**	**5.7**	**3.2**	4.7	3.4	5.5	4.3

The floating rate borrowings bear interest at relevant national LIBOR equivalents.

(iii) Currency exposure of financial assets and liabilities

The tables below show the net unhedged monetary assets and liabilities of Group companies that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the profit and loss account. At 31 March, these exposures were as follows:

	Net foreign currency monetary assets/(liabilities)						
Functional currency of Group operations	Sterling 2003 £m	Euro 2003 £m	US dollar 2003 £m	Australian dollar 2003 £m	Japanese yen 2003 £m	Other 2003 £m	Total 2003 £m
Sterling	**–**	**(20)**	**(29)**	**(1)**	**2**	**1**	**(47)**
Euro	**(5)**	**–**	**32**	**–**	**1**	**(4)**	**24**
United States dollar	**(5)**	**(1)**	**–**	**–**	**–**	**(22)**	**(28)**
Australian dollar	**(10)**	**(1)**	**(12)**	**–**	**–**	**1**	**(22)**
Japanese yen	**–**	**–**	**8**	**–**	**–**	**7**	**15**
Other	**(5)**	**1**	**(27)**	**(2)**	**–**	**4**	**(29)**
	(25)	**(21)**	**(28)**	**(3)**	**3**	**(13)**	**(87)**

29 Financial risk management continued
(iii) Currency exposure of financial assets and liabilities continued

	Net foreign currency monetary assets/(liabilities)						
Functional currency of Group operations	Sterling 2002 £m	Euro 2002 £m	US dollar 2002 £m	Australian dollar 2002 £m	Japanese yen 2002 £m	Other 2002 £m	Total 2002 £m
Sterling	–	7	(3)	–	–	(7)	(3)
Euro	(8)	–	49	–	(1)	(6)	34
United States dollar	2	12	–	–	–	10	24
Australian dollar	4	(1)	(6)	–	(1)	–	(4)
Japanese yen	–	–	9	–	–	8	17
Other	(4)	(6)	45	(5)	6	(7)	29
	(6)	12	94	(5)	4	(2)	97

(iv) Hedges
Unrecognised gains and losses on hedges:

	Gains 2003 £m	**Losses 2003 £m**	**Total net losses 2003 £m**	Gains 2002 £m	Losses 2002 £m	Total net losses 2002 £m
At beginning of year	**4**	**(5)**	**(1)**	2	(4)	(2)
Arising in previous years that were recognised in the year	**–**	**7**	**7**	(2)	3	1
Arising before beginning of year that were not recognised in the year	**4**	**2**	**6**	–	(1)	(1)
Arising in the year that were not recognised in the year	**(2)**	**(23)**	**(25)**	4	(4)	–
At end of year	**2**	**(21)**	**(19)**	4	(5)	(1)
Expected to be recognised:						
In one year or less	**–**	**(6)**	**(6)**	1	(2)	(1)
In later years	**2**	**(15)**	**(13)**	3	(3)	–
	2	**(21)**	**(19)**	4	(5)	(1)

The instruments used for hedging Group exposure to movements in interest rates and exchange rates are detailed in the financial review within the management discussion and analysis section. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures.

The disclosure also includes forward contracts taken out by the Group to hedge expected future foreign currency sales and purchases.

(v) Maturity of financial liabilities
The maturity profile of the Group's financial liabilities at 31 March was as follows:

	Gross borrowings		Other liabilities		Financial liabilities	
	2003 £m	2002 £m	**2003 £m**	2002 £m	**2003 £m**	2002 £m
In one year or less, or on demand	**136**	1,066	**134**	153	**270**	1,219
In more than one year but not more than two years	**314**	92	**–**	8	**314**	100
In more than two years but not more than five years	**1,340**	2,217	**–**	–	**1,340**	2,217
In more than five years	**131**	147	**–**	–	**131**	147
	1,921	3,522	**134**	161	**2,055**	3,683

As at 31 March 2003 the Group has £2,599 million of bank facilities to meet the maturity of these financial liabilities as they fall due (see note 20).

Principal subsidiaries as at 31 March 2003

As permitted by section 231(5) of the Companies Act 1985, only principal undertakings and their country of incorporation are shown. A complete list of all subsidiary undertakings is filed with the Company's annual return.

Holding companies	
BTR Industries Ltd	UK
Invensys International Holdings Ltd*	UK
Invensys Australia Ltd	Australia
Invensys Holdings Ltd	UK
Invensys Inc	USA
Invensys Luxembourg SARL	Luxembourg
Production Management	
APV North America Inc	USA
Eurotherm Holdings Ltd*	UK
Invensys International BV	Netherlands
Invensys Process Systems AS	Denmark
Invensys Systems Inc	USA
Energy Management	
Invensys Building Systems Inc	USA
Invensys Metering Systems – North America Inc	USA
Powerware Corporation	USA
Ranco Japan Ltd (71% owned)	Japan
Ranco North America LP**	USA
Robertshaw Controls Company	USA
Smith-Blair Inc	USA
Development	
Densei-Lambda KK (58.2% owned)	Japan
Dimetronic SA	Spain
Safetran Systems Corporation	USA
Westinghouse Brake and Signal Holdings Ltd	UK

All subsidiaries are 100% owned unless stated otherwise.
* Directly owned by Invensys plc.
** Limited Partnership: principal place of business 8115 US Rt 42 North, Plain City, Ohio 43064, USA.

The following names mentioned in this report are trademarks and/or service marks of Invensys plc, its subsidiaries or affiliated companies:

Invensys, APV, APV Baker, ArchestrA, Baan, BTR, Burco, Densei-Lambda, Eurotherm, Foxboro, Foxboro A², Hansen Transmissions, IMServ, Powerware, Ranco, Robertshaw, Safetran, Smith-Blair, Teccor and Westinghouse Brake and Signal.

All other brands mentioned in this report may be trademarks of their respective owners.

Financial summary

	2003 £m	2002 £m	2001 £m	2000 £m	1999 £m
Profit and loss account					
Turnover					
Continuing operations	**4,258**	4,623	5,099	4,438	4,000
Discontinued operations	**760**	2,349	2,764	4,596	5,414
	5,018	6,972	7,863	9,034	9,414
Operating profit before exceptional items, goodwill amortisation and goodwill impairment					
Continuing operations	**250**	312	582	669	623
Discontinued operations	**80**	237	352	479	601
	330	549	934	1,148	1,224
Operating exceptional items	**(119)**	(299)	(292)	(276)	(221)
Goodwill amortisation	**(122)**	(124)	(98)	(38)	(20)
Goodwill impairment	**(585)**	–	–	–	–
Share of operating profits/(losses) of associated undertakings	**–**	2	(5)	–	6
Total operating (loss)/profit					
Continuing operations	**(572)**	(63)	247	447	461
Discontinued operations	**76**	191	292	387	528
Total operating (loss)/profit	**(496)**	128	539	834	989
Corporate exceptional items	**(782)**	(816)	(162)	(661)	(530)
(Loss)/profit before interest and taxation	**(1,278)**	(688)	377	173	459
Net interest payable	**(113)**	(170)	(227)	(162)	(183)
(Loss)/profit before taxation	**(1,391)**	(858)	150	11	276
Taxation	**(57)**	(9)	(74)	(296)	(388)
(Loss)/profit after taxation	**(1,448)**	(867)	76	(285)	(112)
Minority interests	**6**	(2)	(6)	(6)	(10)
(Loss)/profit for the financial year	**(1,442)**	(869)	70	(291)	(122)
Dividends	**(35)**	(70)	(268)	(275)	(374)
Retained loss for the financial year	**(1,477)**	(939)	(198)	(566)	(496)
Balance sheet					
Intangible fixed assets – goodwill	**746**	1,512	1,635	780	461
Tangible fixed assets and investments	**914**	1,588	2,170	2,242	3,324
Current assets	**2,468**	3,363	4,238	4,124	4,732
Total assets	**4,128**	6,463	8,043	7,146	8,517
Long-term borrowings	**(1,785)**	(2,456)	(1,568)	(716)	(1,019)
Creditors	**(1,703)**	(2,931)	(4,699)	(4,555)	(4,391)
Provisions	**(557)**	(686)	(827)	(859)	(924)
Net assets	**83**	390	949	1,016	2,183
Shareholders' (deficit)/funds	**(103)**	144	688	784	1,947
Minority interests	**186**	246	261	232	236
	83	390	949	1,016	2,183

Financial summary continued

	2003 £m	2002 £m	2001 £m	2000 £m	1999 £m
Summary free cash flow					
Operating profit*	**330**	550	934	1,148	1,227
Depreciation	**159**	260	265	355	368
Working capital movement	**(56)**	8	(462)	(141)	(71)
Interest paid	**(113)**	(167)	(210)	(175)	(210)
Taxation paid	**(62)**	(43)	(135)	(60)	(292)
Net capital expenditure	**(76)**	(130)	(243)	(396)	(555)
Free cash flow before restructuring	**182**	478	149	731	467
Acquisition provision and restructuring cash spend	**(95)**	(212)	(390)	(305)	(245)
Free cash flow	**87**	266	(241)	426	222
Dividends paid	**(73)**	(220)	(276)	(330)	(452)
Net cash inflow/(outflow) from acquisitions, disposals, fundamental reorganisation costs and closure costs	**1,333**	141	(379)	745	3,045
Merger transaction costs	**–**	–	–	(17)	(32)
Share issues	**–**	–	4	10	4
Return of capital	**–**	–	–	(1,000)	(1,600)
Currency movement	**113**	15	(194)	10	(45)
Movement in net debt	**1,460**	202	(1,086)	(156)	1,142
Opening net debt	**(3,016)**	(3,218)	(2,132)	(1,976)	(3,118)
Closing net debt	**(1,556)**	(3,016)	(3,218)	(2,132)	(1,976)

*Operating profit includes cash dividends received from associated undertakings of £nil (2002 £1 million, 2001 £nil, 2000 £nil, 1999 £3 million).

The table above summarises the Group's free cash flow and movement in net debt and is based on the consolidated cash flow statement included in the financial statements.

	2003	2002	2001	2000	1999
Other key data					
(Loss)/earnings per share (basic) (pence)	**(41.2)**	(24.8)	2.0	(7.8)	(3.1)
Earnings per share (continuing operations, before exceptional items, goodwill amortisation and goodwill impairment) (pence)	**2.2**	2.8	6.9	9.1	7.6
Diluted (loss)/earnings per share (pence)	**(41.2)**	(24.8)	2.0	(7.8)	(3.1)
Dividends per share (pence)	**1.0**	2.0	7.7	7.7	7.0**
Interest cover (times)***	**4.3**	4.8	5.3	9.3	8.7
Gearing (based on net assets with previously written off goodwill, added back) (%)	**64**	73	63	42	30
Free cash flow/sales (%)	**1.7**	3.8	(3.1)	4.7	2.4
Gross capital expenditure/sales (continuing operations) (%)	**2.8**	3.0	3.0	3.5	5.6
Trade working capital/sales (continuing operations) (%)	**14**	16	22	20	20
Number of employees at year end (number)	**48,867**	73,005	89,922	96,260	129,504
Share price – high (pence)	**122**	153	311	356	384
Share price – low (pence)	**10**	33	116	240	180
Share price – at year end (pence)	**11**	124	134	279	273
Number of shares in issue at year end (million)	**3,500**	3,500	3,500	3,498	3,825

**Proforma dividend per share.
***Based on EBITDA (pre-exceptionals), comparatives restated to reflect change in covenants.

The analysis of consolidated turnover and operating profit before exceptional items, goodwill amortisation and goodwill impairment by historic business division in note 1 to the accounts is the most appropriate presentation for the annual accounts of the Group. However, as announced in our recent trading update in April 2003, the Group will be narrowing its focus from two main divisions to one, Production Management. It will also continue to develop its Rail System business. The rest of the businesses will be managed as an expanded Development division.

For information, an analysis of sales and operating profit before exceptional items, goodwill amortisation and goodwill impairment by new business segment for each of the last two financial years is shown below. For the sake of clarity, the Group will present the costs of corporate centres and also pension costs as separate segments within the segmental analysis by business division.

	Turnover 2003 £m	Turnover 2002 £m	**Operating profit* 2003 £m**	Operating profit* 2002 £m
Business division				
Production Management	**1,276**	1,367	**87**	61
Rail Systems	**404**	350	**60**	47
Development	**2,578**	2,906	**200**	269
Corporate costs	**–**	–	**(101)**	(69)
Pension costs	**–**	–	**4**	4
Continuing operations	**4,258**	4,623	**250**	312
Discontinued operations	**760**	2,349	**84**	244
Pension costs	**–**	–	**(4)**	(7)
Total discontinued operations	**760**	2,349	**80**	237
	5,018	6,972	**330**	549
Operating exceptional items			**(119)**	(299)
Goodwill amortisation			**(122)**	(124)
Goodwill impairment			**(585)**	–
Share of operating profits of associated undertakings			**–**	2
Corporate exceptional items			**(782)**	(816)
Loss on ordinary activities before interest and taxation			**(1,278)**	(688)

*Before exceptional items, goodwill amortisation and goodwill impairment.

Shareholder information

Registered office
Invensys plc
Invensys House
Carlisle Place
London SW1P 1BX
Telephone +44 (0)20 7834 3848
Facsimile +44 (0)20 7834 3879

Registered in England and Wales number 166023

Stock Exchange listing
The Company's ordinary shares are listed on the London Stock Exchange.

Internet
If you have access to the internet, you are welcome to visit Invensys' website at: www.invensys.com. The annual report and accounts 2003 can be obtained from the Invensys Investor Relations website on: www.invensys.com/investors/index.html

American Depositary Receipts (ADRs)
The Company has a sponsored Level 1 ADR programme for which the Deutsche Bank Trust Company Americas acts as Depositary. Each ADR represents two (2) ordinary shares of the Company. The ADRs trade on the Over-The-Counter (OTC) market under the ticker symbol IVNSY. For enquiries, beneficial ADR holders may contact the Deutsche Bank Trust Company Americas Broker Service Desk on +44 (0)20 7547 6500 or +1 212 602 3761. Registered ADR holders may contact the dedicated Invensys plc ADR shareholder services line on +1 888 778 1318 (toll free for US residents only). Further information is also available at http://www.adr.db.com

Registrars
For all shareholder enquiries and changes of name and address, please contact:

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone +44 (0)870 600 3963
Facsimile +44 (0)870 600 3980
http://www.lloydstsb-registrars.co.uk

Electronic communications
Shareholders can also view up-to-date information about their shareholding and register to receive future electronic communications from the Company by visiting the shareholders' website at www.shareview.co.uk (shareholder reference number, shown on share certificates and tax vouchers, will be required).

Invensys nominee service
The Company has a nominee service under which shareholders can hold their shares electronically rather than in certificate form. Through the service, shareholders can also take advantage of streamlined dealing arrangements. Details of the service are contained in the Invensys Nominee Service brochure which is available from Lloyds TSB Registrars.

Sharegift
Sales of very small holdings of shares may suffer commission that is disproportionate to the sale price. Some sellers may wish to consider donating them to charity through Sharegift, a registered charity administered by The Orr Mackintosh Foundation. A Sharegift donation form is available from the Company's registrars. Further information about Sharegift is available at www.sharegift.org or from The Orr Mackintosh Foundation, 24 Grosvenor Gardens, London SW1W 0DH (telephone +44 (0)20 7337 0501).

Capital gains tax
For the purpose of capital gains tax, the market value on 31 March 1982 of an Invensys ordinary share, adjusted for capitalisation issues, was 35.15016p. Shareholders who are in any doubt as to their tax position should seek specific advice from their financial advisers. Further information in relation to capitalisation issues and other matters affecting the base cost of Invensys ordinary shares may be obtained from the Company Secretary.

Financial calendar

Financial year end 2002/03	31 March 2003
Results for 2002/03 announced	29 May 2003
Annual general meeting	23 July 2003
Interim results for 2003/04 announced	November 2003

Final dates and any changes will be announced and notified as appropriate.

Forward-looking statements
This report includes forward-looking statements, within the meaning of the US Private Securities Litigation Reform Act 1995, which are based on market projections, forecasts and expectations. Forward-looking statements are by their nature subject to uncertainties and external factors that may affect the actual outcomes compared with those anticipated.

Designed and produced
by Fishburn Hedges
Printed in the UK

This report is printed on paper
from sustainable forests using an
elemental chlorine free process.

Group office Invensys plc, Invensys House, Carlisle Place, London SW1P 1BX, United Kingdom
Telephone +44 (0)20 7834 3848 Facsimile +44 (0)20 7834 3879

For latest investor information, news and downloads, visit our website at www.invensys.com

SEC No 82 - 2142


invensys

Summary financial statement 2003

Results overview

- Continuing operations[1] operating profit[2] £250 million
- Continuing operations margin 5.9%
  - Production Management[3] 4.2% (2002 2.1%)
  - Energy Management 8.3% (2002 10.1%)
  - Development 6.9% (2002 6.0%)
- Restructuring charges 2.4% of sales
- Operating cash flow £433 million
  - Free cash flow £87 million
- Disposals proceeds £1.6 billion for the year and £1.8 billion in total
  - Net debt reduced from £3.0 billion to £1.6 billion

Results overview	2003	2002
Continuing operations[1] sales (£m)	4,258	4,623
Continuing operations sales at CER[4] (£m)	4,258	4,420
Continuing operations operating profit (£m)	250	312
Continuing operations operating profit at CER (£m)	250	301
Continuing operations operating profit margin (%)	5.9%	6.7%
Operating cash flow (£m)	433	818
Free cash flow (£m)	87	266
Dividend (pence)	1.0	2.0

(1) Production Management, Energy Management & Development Division
(2) All references to operating profit throughout are stated before exceptional items, goodwill amortisation and goodwill impairment
(3) Production Management excluding Baan
(4) CER = constant exchange rates

Chairman's statement

In future, Invensys will be focusing on Production Management and Rail Systems. We will be disposing of all other businesses. On completion of these actions, your Board believes that Invensys will offer investors a smaller Group possessing higher quality growth prospects, financed by a stronger balance sheet.



Lord Marshall of Knightsbridge, Chairman

Dear Shareholder,

At the time of our interim results in November, there were clear indications that our transformation programme was starting to work in areas where management had focused its resource. Since then, our disposal of designated non-core businesses has been completed, banking covenants have been consistently met and margin improvement has been achieved in a number of businesses, most notably in Production Management. However, a minority of under-performing businesses have reported disappointing results with trading conditions continuing to weaken. As a consequence, your Board recognises the need to secure a greater level of financial stability for the Group.

In April, we announced that we will be disposing of further businesses and focusing on Production Management. We will also continue to develop our Rail Systems business. The remaining businesses in the Group will be divested, either partially or wholly, by seeking suitable equity partners or new owners, as appropriate to the development needs of each business. A structured and phased process to achieve this is already underway. Proceeds raised from asset sales will be used to satisfy the cash requirements of the Group, including reduction of indebtedness and funding of pension schemes, as well as the investment required to grow market share in Production Management and Rail Systems and return the Group to overall profitability and earnings per share growth.

On completion of these actions, your Board believes that Invensys will offer investors a smaller Group possessing higher quality growth prospects and leading competitive positions, financed by a stronger balance sheet. In seeking to create value for shareholders, the priority will be to establish stability, to provide assurance for customers and employees and to achieve margin improvement. More information on the new structure of the Group going forward is provided in the Chief Executive's review.

Results summary and dividend

Group sales were down 28% at £5,018 million (2002 £6,972 million), principally due to the sale of non-core businesses that last year contributed sales of £2,349 million. Group operating profit before exceptional items, goodwill amortisation and goodwill impairment fell by 40% to £330 million (2002 £549 million). Corporate and operating exceptional items, including a write off of goodwill associated with disposals of £1,321 million and goodwill impairment of £585 million, have resulted in the Group recording a loss of £1,442 million for the year (2002 loss of £869 million). The underlying earnings per share for continuing operations were 2.2p (2002 2.8p). Free cash flow of £87 million was £179 million lower than the previous year, mainly due to a reduction in operating profit of £219 million. Net debt at the year end was down to £1,556 million.

In the context of the Group's performance, the Board is recommending that no final dividend be paid. Given the interim dividend of 1.0p, this makes a total for the year of 1.0p (2002 2.0p).

Disposals
We successfully completed the disposal programme announced in February 2002, ahead of schedule and with proceeds exceeding the target of £1.5 billion. It was a significant achievement to have realised sale proceeds of £1.8 billion in total for this programme.

On 15 April, we announced the creation of a newly enlarged Development Division for whose businesses we will seek new owners or equity investors. We expect this transition process to take 18 to 24 months and we are not, at this early stage, putting a precise target on disposal proceeds, for two reasons. Firstly, if we are able to manage liabilities down from their current level, we may opt to retain an equity stake in some businesses to retain exposure to an eventual market rebound. Secondly, the sale of multiple businesses is complex and involves numerous decisions regarding the retention or inclusion of various liabilities on sale.

Sustainable development
We have made sound progress this year on our commitment to broaden social responsibility and sustainability based on our statement of guiding principles, the Invensys Intent. We participated in Business in the Community's 1st Corporate Responsibility Index and were pleased to be placed towards the top of the third quintile of companies who took part. We have also taken a number of further steps to implement the principles of the United Nations Global Compact. A full report on our progress in this area is contained in the Sustainable development section.

Customers and suppliers
The performance initiatives focusing on Customer Development and Lean Supply Chain have produced real improvements for many of our customers and suppliers. We appreciate their support in the past and give them our commitment to maintain and build our relationships as we go forward.

Employees
I thank all our employees for their loyalty, professionalism and hard work in what has been a particularly difficult year. It is very disappointing that, despite the best efforts and commitment of our people, we have not been able to continue with the full strategy that we announced in February 2002. I believe that the revised course of action we have now set out will offer the best prospects for the future of the Group.

Board
There have been a number of changes to the Board in the past year. We have seen the retirement of Bob Bauman, Kathleen O'Donovan and Sir Graham Hearne, all of whom contributed significantly to your Company – in the case of Kathleen O'Donovan, over twelve often challenging years as Finance Director of BTR, then Invensys. I thank them, as I do the continuing directors, and I wish them well.

Adrian Hennah was recruited in October, and became Chief Financial Officer on 1 January 2003. Martin Jay and Jean-Claude Guez joined the Board as non-executive directors in January 2003, and Andrew Macfarlane in March 2003. Each of them will bring their different expertise and experience to the benefit of the Group.

Sir Philip Beck, who has been a valued colleague on the Board at Siebe and then Invensys, will retire at this year's AGM. I thank Philip for his contribution over twelve years.

This year also marks the end of my five-year tenure. As I look back on my time as Chairman, initially of Siebe, then Invensys, I would not want the decline in our performance to overshadow totally the positive achievements of management and employees of the Group during that period. When we created Invensys through the merger of Siebe and BTR in 1999, it was against a backdrop of almost a decade of sustained world economic growth, and considerable optimism for it to continue. Subsequent events proved that to be unfounded, thereby causing a major downturn in many of our markets at a time when management was striving to deliver synergies from the merger. Mistakes have been made and lessons learned which will benefit future decisions.

Martin Jay will take over as your Chairman following the AGM. Martin has first-hand experience of the demands of steering a business through a period of significant transition. In Rick Haythornthwaite, Adrian Hennah and their colleagues I believe your Company has an extremely competent executive management which, together with your Board, is fully prepared to face the challenges ahead.

Outlook
At this moment, it remains difficult to predict the timing of a recovery in our markets. The focus for the coming year will remain the achievement of further progress in Invensys' own productivity, in order to mitigate any factors outside our control. The Production Management team last year delivered a margin improvement of over two percentage points, excluding Baan, and expects to deliver further improvement in the coming year, whether or not trading conditions begin to strengthen. At the same time, the Group has a major disposal programme underway and a detailed process to actively manage the reduction of its liabilities.

Lord Marshall of Knightsbridge, Chairman
28 May 2003

Chief Executive's review

Tougher trading conditions than we anticipated were compounded by continuing weak financial markets. Further actions had to be taken for the good of Invensys and its investors.



Rick Haythornthwaite, Chief Executive

It has been a demanding and disappointing year.

In February 2002, we outlined plans to simplify our Group's structure by creating two core divisions, Production Management and Energy Management, secure its financial position and rebuild underlying performance. It was a difficult task, but one to which our management was committed and in which we achieved real progress.

In the end, this has not been enough. Tougher trading conditions than we anticipated were compounded by continuing weak financial markets. Despite completing our disposal programme ahead of target, and achieving significant performance improvements, it became clear that we could not afford to develop both core divisions and reduce our liabilities to an acceptable level. Further actions had to be taken for the good of Invensys and its investors.

- Focusing our efforts on Production Management and Rail Systems
- All other businesses to be divested in a structured and phased process

15 April announcement

This was the background to our announcement on 15 April, that we had made the decision to move from two core divisions to focus our efforts on the Production Management and Rail Systems businesses.

All other businesses were moved into an enlarged Development Division and the process begun at once to divest all or part of our interest in these businesses.

In addition to Baan, the businesses impacted are the largely product-based Appliance Controls, Climate Controls, Metering Systems and Powerware from the Energy Management Division, APV Baker from Production Management and Lambda, Teccor and Hansen Transmissions. For the year ended 31 March 2003, the expanded Development Division would have had combined revenues of £2.6 billion. IMServ and certain data management technologies that were formerly within Energy Management have been incorporated into Production Management.

Successful completion of the disposal programme over the next 18 to 24 months should result in a smaller, more agile and focused Group, with higher growth potential and above all greater financial stability.

Performance

In the year to 31 March 2003, sales of the continuing operations, Production Management, Energy Management and Development divisions, were down 8% to £4,258 million or 4% at constant exchange rates. Operating profit was down 20% to £250 million, which meant that the operating margin for the continuing operations fell almost one percentage point to 5.9%.

The Development Division improved profits by £10 million, driven by Rail Systems, where margins remained at 12.6%. Energy Management Division's margins, however, fell almost two percentage points.

At Production Management, excluding Baan, margins rose more than two percentage points. An apparent weaker second half performance reflected adjustments on a small number of problem contracts within a particular business. Excluding the impact of these adjustments, second half margins would have been stable.

Restructuring charges were lower than last year at 2.4% of sales, but slightly above our target of 2%. Free cash flow before dividends was £87 million: not what we had hoped for but a partial recovery from the working capital outflow in the first half.

Overall, we reduced our net debt from £3.0 billion to £1.6 billion through our successful divestment programme.

We announced in our update on 15 April that, in the circumstances, the Board would not be recommending payment of a final dividend.

Assessment of progress

These are certainly not the headline numbers that we had hoped for when we announced our plans in February 2002. These plans looked to remove the complexities and historic issues inherent within the merger of two conglomerates; meet our customers' needs for solutions to productivity and energy problems; reduce debt by selling non-core businesses; and reposition the business for the eventual upturn in our markets.

These plans have been only partially successful. Most of our businesses have shown measurable productivity gains, but our failure to turn around a minority of under-performing businesses as quickly as we anticipated has given away those gains, and impacted on our final figures.

For our plans to be successful, we also needed to generate sufficient cash flow to deal with mainly pre-existing financial obligations such as tax, legal settlements and above all, debt.

The one liability that we could not have foreseen in late 2001 was the dramatic decline in the financial markets and the resulting impact on our pension funding obligations, where we calculate that the total deficit on an FRS 17 basis was £931 million at 31 March 2003.

All of this left us no room for slippage in either performance improvement or market recovery and certainly no headroom to invest. It has always been clear that we had to strengthen our balance sheet and at no time have I felt it reasonable or feasible to do so other than by selling businesses. This meant that further choices had to be made.

Rationale to 15 April announcement

The decision announced on 15 April may appear radical, but it was driven by a simple truth: we did not have the financial resources to resolve the Group's liabilities and to continue to invest in both the Production Management and Energy Management divisions at the same time. So we have narrowed the focus of Invensys down to Production Management and Rail Systems.

We chose Production Management for several key reasons. The management team, led by Chief Operating Officer Leo Quinn, has been in place longer and has made significant progress in gross margin improvement, controlling costs, maximising cash flow and translating operational improvements into bottom line success. We believe that, as a more service and solutions-based business, the underlying growth prospects and return on capital for Production Management are higher.

It is also the business that addresses more critical issues for our customers, and a business in which we have stronger overall market position. Invensys technology is


Future Invensys
Production Management
Process Systems
APV
Eurotherm
M & I
Wonderware
ArchestrA
IMServ
Rail Systems
Westinghouse
Safetran
Dimetronic
Burco
New Development
Climate Controls
Powerware
Appliance Controls
Metering Systems
Lambda
Baan
APV Baker
Hansen Transmissions
Teccor



currently installed at over 50,000 customer sites worldwide. These factors, combined with the launch of innovative technologies such as ArchestrA, Foxboro A² and Digital Coriolis, provide exciting long-term growth prospects.

The drive towards integration and growth amongst the Production Management businesses will continue and, we anticipate, will accelerate as we manage down the financial constraints to our growth.

Rail Systems, which has enjoyed strong growth over the last year, has extremely good prospects. We believe Rail Systems represents an exciting opportunity for Invensys investors.

We have already begun the work to reduce or divest our holdings in all other businesses. Proceeds from this programme will be used to deal with our financial obligations, most notably debt and pension funding, enabling us to remove the constraints of financial instability and invest in the growth opportunities of Production Management and Rail Systems.

Signalling faster and safer journeys on London Underground

When Bombardier Transportation, part of the Metronet consortium working for the London Underground, was looking for a supplier to design, supply, install, test and commission new signalling and train control equipment on two key projects, it selected Westinghouse Rail Systems, part of Invensys' Rail Systems business. The contract is worth over £850 million and will run from 2003 to 2014. **This is the largest mass transit, signalling and train control contract ever awarded in Invensys' history; a contract that will enable the operators to manage the system more efficiently and more safely, improving journey times for passengers and ensuring a much smoother ride overall.**



Future Invensys

Our plans for the next two years prompt a number of questions: how will we maximise value from the expanded Development Division? Will this value be sufficient to restore the balance sheet? Will Invensys eventually offer investors higher quality growth prospects?

Our last disposal programme yielded proceeds totalling £1.8 billion, above target, and was completed early. We will follow the same formula for our new disposal programme, securing strong, independent, entrepreneurial leaders; incentivising management to maintain performance and maximise sale proceeds; and sufficient financing to ensure flexibility and manoeuvrability on timing and process.

Currently in the market there is a range of estimates for net proceeds from the sale of these businesses of up to £1.8 billion. Given our track record, we are comfortable that we can substantially exceed this. We are not, however, placing a precise target value on this programme. This is because, if we find that we are able to manage total liabilities down from their current level, we may opt to keep some equity in businesses where we feel there is still value to be achieved through the continued growth of the business or an eventual market rebound. Furthermore, setting a publicly declared target for such a complicated process may potentially constrain us and limit our options.

There is also the issue of timing. Our financial obligations do not crystallise immediately, so the pace of the disposal programme can be timed to achieve maximum value. We have the flexibility to balance our desire to get the right value for investors with the need for funds to grow our retained businesses and meet our financial obligations over the next two years.

So will a smaller, more focused Invensys offer investors higher quality growth prospects?

Rail Systems is an attractive business in a high growth sector with strong market positions in the UK, Spain, Portugal, the US and Asia. Operating margins were maintained over the last year and it has recently been awarded a £850 million contract under the London Underground PPP initiative.

Production Management has a strong competitive position with a large customer base and, excluding Baan, showed clear margin improvement in 2003. There have also been concrete achievements in the development of our customer relationships over the last twelve months. We are learning to deploy the combination of a deep understanding of customers' industries with our unique spread of technologies in order to regain market share.

We have strengthened our technology offering over the last 18 months, filling gaps with interfaces like Hart and Foundation Fieldbus. We have taken technology already in our portfolio and created Foxboro A² to increase our reach at the smaller end of the distributed control systems spectrum. We have also launched ArchestrA and Digital Coriolis, which is opening a new market to us. Internally, we have appointed a Chief Technology Officer and are now following a single Invensys technology roadmap.

The biggest challenge is of course to predict the return of market growth; but in the meantime, there is no shortage of opportunity from technical innovation, the development of new productivity solutions for customers, and the ongoing improvement in customer satisfaction.

The second challenge lies in continuing the performance improvements to increase margins, cash flow and return on capital. We remain committed to building on the progress already made in areas of supply chain, project and contract management, engineering and manufacturing excellence, technology innovation and knowledge management. We will balance this objective with the need to invest in order to drive the future growth of this business. Our objective of improving the conversion of profit into free cash flow also remains a key target.

The third challenge rests in the successful creation of an integrated, efficient business. First we need to get the structure right. We need high-calibre people with the skills and experience to profitably marry customer needs with Invensys' capabilities. At an underlying level it is also about adequate investment to ensure flawless execution with one face to the customer.

Summary

The issues facing Invensys are clear and substantial. There is no escaping the difficult task that lies ahead. However, the problems have been recognised, and decisive action taken. Behind the headlines is a group where solid performance improvements have been achieved, and where the execution of a major disposal programme has already begun. The key thing is to maintain a steady focus on the need to build on the progress already achieved and to continue to increase the operating performance and financial stability of Invensys.

Rick Haythornthwaite, Chief Executive

Record production for Aracruz Celulose

With a relationship with Aracruz Celulose that can be traced back nearly 30 years, Invensys continues to deliver sophisticated control systems that enable its client to get the most out of its pulp production facilities. Its latest success involves a third pulp production unit, Fiberline C, at its mill in Brazil that has set a new world record for the speed taken to achieve full production capacity. Within six months of commissioning, the plant achieved daily average production of 1,984 tons, higher than the 1,978 average that had been targeted. **Aracruz cited the achievement as being down to the intelligence, competence, commitment, motivation and the engagement of all those involved in the process, "and by choosing the best technology providers to be the suppliers".**





Management discussion & analysis This statement combines reviews of the operational and financial performance of Invensys for the year to 31 March 2003.

Operating results

Invensys' operating results include the performance of continuing and discontinued operations. Continuing operations encompass the three main divisions in existence during the year ended 31 March 2003: Production Management, Energy Management and Development. Discontinued operations are those businesses that were sold during the year including Rexnord, Flow Control, Sensor Systems, Fasco Motors and Drive Systems.

Sales from continuing operations were £4,258 million (2002 £4,623 million) down 8% in absolute terms and reflecting a decline of 4% at constant exchange rates (CER). Total Group sales for the year were £5,018 million (2002 £6,972 million) reflecting the disposal of businesses during the year.

Operating profit for continuing operations was £250 million (2002 £312 million) in line with our trading update in April. Total Group operating profit was £330 million overall (2002 £549 million). Total Group operating margin was 6.6% (2002 7.9%), while operating margin for continuing operations was 5.9% (2002 6.7%), primarily due to the under-performance in a minority of businesses.

These results include a £203 million negative currency translation impact on continuing operations' sales and £11 million on operating profit due to substantial movement in US dollar to sterling exchange rates over the year.

Production Management

Production Management sales were £1,449 million (2002 £1,584 million). Sales were 9% lower than the prior year (5% CER). Sales in Europe were significantly affected by the decline in the software market served by Baan. Sales in North America were 5% lower (CER), reflecting the continued lower spending by organisations served by the industrial automation businesses, while South America, Asia Pacific and the Middle East and Africa all grew. Operating profit was £28 million (2002 £33 million) and operating margin was 1.9% (2002 2.1%). Sales for the year excluding Baan were 6% lower at £1,261 million (2002 £1,342 million).

Excluding Baan, Production Management achieved strong underlying improvements with a rise in operating profits from £28 million to £53 million and in operating margin from 2.1% to 4.2%. This underlying performance improvement was the result of aggressive management actions to control contracts, project management and supply chain costs.

While costs were tightly controlled, the Division continued to invest in new technologies. ArchestrA, the future platform for all Invensys technology, was launched commercially and customer feedback has been positive. Foxboro A^2, an ArchestrA-based, smaller scale complement to the I/A series, and Digital Coriolis, our award-winning flow meter and transmitter, were also successfully introduced to the market.

Process Systems manufactures process automation systems, advanced process control solutions, safety and critical control technologies and software focusing on the management and control of information flow, in addition to providing project management and services to the process automation industry.

Process Systems achieved a significant increase in operating profit from £8 million to £21 million, despite a slight decline in sales to £713 million (2002 £768 million). Increases in plant intelligence software sales, including growth associated with Triconex, were offset by lower process systems sales in Europe, Middle East and Asia. Operating margin increased from 1.0% to 2.9%, after including significant investments in technologies including ArchestrA, through improved portfolio management and project execution and the positive impact of performance initiatives.

APV provides process equipment, project management and services to food, beverage and pharmaceutical producers in North America and Europe, Middle East and Asia.

APV saw sales reduced from £303 million last year to £291 million. Lower sales in certain markets were more than offset by operational improvements and a closer integration between the Products, Solutions & Services businesses, contributing to an operating profit of £11 million compared to a £1 million loss last year. Operating margin was 3.8%.

- Sales from continuing operations down 8% to £4,258 million
- Operating profit for continuing operations of £250 million
- Continuing operations operating margin 5.9%
- Production Management operating margins, excluding Baan, increased to 4.2%

Eurotherm manufactures control and measurement instrumentation for a wide range of industrial and process markets.

Eurotherm successfully maintained operating profits at £17 million (2002 £20 million) as sales dipped from £127 million to £119 million in difficult trading conditions impacted by overcapacity in the semiconductor, steel and plastic processing industries. Operating margin fell to 14.3% (2002 15.7%).

Baan is a provider of enterprise application software and related services.

Sales for Baan reduced to £188 million (2002 £242 million). Significant cost and headcount reductions were not able to offset a decline in high margin licence sales, resulting in an operating loss of £25 million, compared with an operating profit of £5 million last year.

Baan's performance had a significant impact on the performance of Production Management as a whole, reducing operating margin from 4.2% to 1.9%.

APV Baker is a leading manufacturer of process equipment specifically for the dry food industry.

APV Baker maintained sales at £78 million (2002 £77 million) with contract wins in the US bakery industry. Operating profit remained at £2 million and operating margin at 2.6%.

M&I manufactures measurement tools and instrumentation primarily for the process industries.

M&I experienced a steady decline in markets resulting in a decline in sales to £60 million (2002 £67 million). Despite this, the positive impact of prior year restructuring and cost containment programmes resulted in an operating profit of £2 million compared to an operating loss of £1 million the previous year.

- Energy Management operating profit down 28% to £170 million
- Energy Management operating margin down to 8.3%

Energy Management

Sales were 12% lower than the prior year (7% CER) at £2,054 million (2002 £2,341 million) as the continued weaknesses in IT/Telecoms affected Powerware and a sharp decline in the commercial buildings markets impacted sales in Climate Controls. Actions have been taken to reduce costs and stabilise profits, including closing down loss-making operations. Appliance Controls and Metering Systems, the other key businesses in the Division, performed well in flat markets.

Operating profit for the year was down from £237 million in the prior year to £170 million, with an operating margin of 8.3%. A decline in operating profit at Climate Controls was the key factor in the Division's performance. While businesses targeting the US and European consumer markets, such as MapleChase, performed steadily, Building Systems, Ranco Japan and Energy Services reported significant declines in operating profit driven by depressed end markets. Appliance Controls and Metering Systems continued to deliver double digit operating margins and Powerware showed overall improvement in both margin and operating profit.

Development Division

The Division continued to perform strongly with sales for the year up 8% on prior year (11% CER) at £755 million (2002 £698 million), driven by growth in the rail and wind turbine markets, which more than offset continued weakness in IT hardware and semiconductor devices. Operating profit for the Division was £52 million, with an operating margin of 6.9%.

Sales in Rail Systems were up 15% to £404 million (2002 £350 million) for the year with growth in the UK, Spain and the US. Operating profit increased 16% to £51 million (2002 £44 million), with an operating margin of 12.6%. Its combination of proven technology and engineering expertise resulted in the Westinghouse business winning a contract worth over £850 million to improve signalling, safety and train operation on the London Underground. Other notable current projects are the UK West Coast Route modernisation, the Channel Tunnel Rail Link and a US$50 million (£32 million) per annum maintenance logistics contract with Burlington Northern Santa Fe Railroad in North America.

Although demand for its products remained strong, Hansen Transmissions continued to be impacted by undercapacity. The construction and commissioning of its new factory in Lommel, Belgium is progressing on schedule and will alleviate this situation.

Strong cost management in difficult markets allowed Teccor and Lambda to control cash flows and minimise losses.

- Development Division operating margin up to 6.9%
- Rail Systems operating profit up to £51 million
- Rail Systems operating margin remains at 12.6%

Sustainable development
We are committed to delivering long-term growth for our investors in a manner compatible with the interests of our employees, customers, business partners, governments and local communities.

Invensys is committed to acting in a socially responsible manner. In last year's report, we said we were developing a set of guiding principles, the Invensys Intent, on those issues that affect all our stakeholders. Our purpose this year has been to create a greater understanding of, and a higher level of engagement with, these issues throughout the Group, as the foundation for our business, financial and social relations.

Significant advances have been made over the last twelve months in fulfilling the commitments embodied in the Invensys Intent, despite the difficult trading conditions and turnaround pressure: advances in governance structure and management systems; improvements in environmental, health and safety; delivery of new 'resource productivity' solutions to customers; and specific initiatives to take forward our dialogue with key stakeholders. In this Sustainable development section, we report on these advances against each of the commitments in the Invensys Intent.

Although we have now decided to narrow our focus to our Production Management and Rail Systems businesses, our commitment to sustainable development is unaltered. In current trading conditions, it would be tempting to give these issues lower priority. We think this would be short-sighted and we have made selective investments in health and safety and training and development and will continue to do so.

During the year, we have reviewed the options for future reporting on our environmental and social performance and impacts. We believe it is important to have an objective framework, against which we and others can measure our progress. Based on emerging best practice in this field, we have decided to work towards compliance with the requirements of the Global Reporting Initiative (GRI). While the Group's risk profile will change over the next 18 to 24 months, as we divest the businesses in the expanded Development Division, the GRI will provide a consistent reporting framework for our environmental and social performance and a roadmap for improvement.

As a measure of our progress, we were pleased to be placed in the third quintile of companies participating in the 1st Business in the Community Corporate Responsibility Index. For the first time, this Index offers companies a means of benchmarking their social responsibility performance against others in their sector.

Governance structure and management systems

The Board is responsible for the Group's overall environmental, health and safety and social policies and procedures and holds the Chief Executive accountable for their implementation. The risks associated with these areas are identified, considered and managed through the Audit Committee and Risk Committee, which report regularly to the Board.

In the environment, health and safety (EH&S) arena, a new EH&S Council has been established to provide leadership and direction to the Group's programme. The newly-appointed Vice President, Environment, Health & Safety is responsible for implementing this programme, for establishing best practice standards and for the monitoring and reporting of performance. Invensys has well-developed environmental management and reporting systems, which are described in the new EH&S area on our website launched during the year. For further details please visit www.invensys.com/about/ehs02/policy.html

Corporate Responsibility Index

This year, we made a detailed submission to Business in the Community's 1st Corporate Responsibility Index. The results of the Index, published in March 2003, placed Invensys towards the top of the third quintile of 122 participating companies. The Index is a valuable benchmark of the Group's achievements to date, as well as an indicator of areas for further focus in the coming year.

BUSINESS *in the*

COMMUNITY



BUSINESS *in the*
ENVIRONMENT

Environment

During the year, we have continued to work hard to minimise any detrimental impact from our operations on the environment or public health. Detailed performance data for 2002/03 is currently being collected and verified and will be published on the EH&S page of invensys.com in September.

For three years now, we have benchmarked our performance using the annual Business in the Environment (BiE) Index of Corporate Environmental Engagement. In this year's seventh Index, we again improved our overall score from 90% to 93%.

We have also continued to work closely with our customers, to help them minimise the use of materials and natural resources and reduce their production of waste and harmful emissions. Enabling customers to achieve more output with fewer resources remains central to our offering.

There were two instances of environmental non-compliance during the year. In Long Beach, California, an inspection by the local Air Quality Management authority found degreasers utilising percholorethylene to be non-compliant, resulting in a fine of US$2,500 (£1,582). An alternative cleaning process that does not use percholorethylene was found and production resumed.

We aim to make the optimal use of natural resources and minimise environmental impact, through both the solutions we provide to our customers and the management of our own facilities.

In China, a fine of RMB153,600 (£11,743) resulted from noise levels at the boundary of the site exceeding those set for a residential area. An acceptable solution has been found and will shortly be completed.

We have made good progress towards our commitment to achieve Industria Limpia certification at all our Mexican facilities by 2005. Five sites in Mexico have started the process and one has already completed all the actions identified during the audit phase and is awaiting its certificate. One site in Brazil has also decided to follow the same process and in February received an award for their progress so far from a representative of the Mexican Federal Enforcement Agency for the Environment (PROFEPA).

Health and safety

As part of our commitment to excellence in health and safety, a new Incident Reporting System is now in operation. In simple terms, the system uses an intranet based system to enable employees to report all incidents (near misses as well as injuries) in a consistent manner. The objective is to achieve a major shift in our health and safety culture, encouraging openness in reporting unsafe conditions, promoting a thorough investigation, and tracking resulting actions through to completion.

By adopting a uniform approach worldwide, a strong signal is being sent that EH&S is just as important as our other financial and operational key performance initiatives and metrics. This 'best in class' reporting system will help us create a safer workplace by targeting specific reductions in the number of accidents and days lost on the basis of better information.

There were two employee fatalities during the year. The first involved a truck driver in Canada, killed whilst unloading railway sleepers; the second was a supervisor in the US, killed in a car accident whilst returning from a customer's site. Both deaths are deeply regrettable, and we continue to review our health and safety procedures.

In the US, the Occupational Safety and Health Authority (OSHA) carried out four inspections, two of which resulted in fines of US$1,120 (£709) and US$750 (£475). Elsewhere, no reports have been received of any fines or other action from breaches of health and safety regulations.

We regard the health and safety of our employees in the workplace and the protection of all visitors to our facilities as vital and we allow no compromise on safety standards.

Our employees

We stated last year that our strategy depends on building a strong customer-focused culture and on developing the skills of our people. Considerable progress has been made on both counts during the past year.

In January 2003, we conducted our first Group-wide employee survey, which prompted nearly 32,000 replies (a response rate of approaching 70%). Overall satisfaction, based on answers to all questions, was 69%, with Environmental and Social Responsibility (80%) and Job Satisfaction (76%) attracting the highest scores. Less encouraging were the results for Training and Career Development (62%) and Pay, Benefits and Working Conditions (58%).

One of the most significant developments during the year was the rationalisation of our disparate, fragmented training and development programme under the auspices of the Invensys University. The ultimate aim of the University is to offer a full range of training tools, from instructor-led training sessions to e-learning courses, giving our employees the opportunity to expand their skills, whatever their role in the organisation. Initially there are four colleges covering Sales, Leadership, Lean Supply Chain Management and Change Management, and the first 200 students have enrolled. Further colleges, including Project Management and EH&S, are being planned. To be a successful Group, it is vital that we share knowledge and ensure that everyone has the necessary skills to grow and deliver high performance.

Group-wide employee survey


Invensys Direct
Employee Survey 2003

The first ever Group-wide employee survey, Invensys Direct, achieved a response rate of approaching 70%, an excellent result, which confirmed employees' desire to give their views on how to improve the business. The survey covered areas such as how employees felt about working for Invensys, whether they understood the company strategy, and whether they felt they were being properly rewarded for their work. The survey underlined the Group's commitment to dialogue with employees, made in the Invensys Intent, and has established a baseline of employee attitudes from which we will develop programmes to address the problems identified.

We ensure that employees are recruited and assessed on the basis of their skills and suitability for the work performed. No employee receives less favourable treatment on grounds of colour, religion, ethnic origin, gender, marital status, disability, age or sexual orientation.

The INVEST performance improvement programme provided a focus for employee engagement during the year, with a range of training courses, ideas generation workshops and other communications tools encouraging and supporting employees to play their part in our drive for Group-wide productivity improvements.

One in three of our employees has been involved in either an INVEST project or an INVEST ideas generation workshop so far and we plan to increase this level of participation as INVEST continues to be a key part of our Group performance improvement activities.

We continue to give strong support to the Invensys European Employees' Forum, which is now in its fourth year. It remains an important channel for debating major issues that affect the well-being of our European employees.

We made further enhancements to our Group-wide employee communications programme, including the creation of a Site Communicators Network to ensure employees at our 400 sites are kept fully informed about the Group's progress. Research among employees has shown, in particular, that there is a great desire for more information about progress and development at a local site level. By having a network of Communications Co-ordinators at all sites, we aim to ensure that the differing information needs of our employees in different locations are met. This network has also been a valuable feedback mechanism, enabling us to gauge employee response to and concerns resulting from major Group announcements.

As a global Group, we are committed to universal principles of human rights, respect local laws and customs wherever we operate and expect our employees to operate on this basis.

In 2001 Invensys signed up to the United Nations Global Compact. To collect data that is relevant to implementation of Principles 3,5,6,7 and 8, our annual environmental questionnaire was extended to include questions on health and safety and social responsibility. This has helped to raise awareness of the issues at site level as well as providing valuable information at the centre as a means of identifying potential issues.

Additionally, a high level risk assessment was undertaken by independent consultants to identify specific countries and critical social responsibility issues so as to prioritise areas for further attention. As a result, audits were commissioned by independent experts of two sites in China and one each in India and Mexico. These focused on the accuracy of the answers to the questionnaire as well as the overall management of human rights and labour issues, as embraced in Principles 1 to 6. As well as identifying some specific items to be addressed at each site, the results of the audits have been used to modify the questionnaire to provide improved data.

As an example of our response to Principles 7 and 8, a case study was submitted to the UN Global Compact in October 2002 and is published on their website: www.unglobalcompact.org

Mexicali environmental workbook

To spread environmental awareness and engender a sense of responsibility among local children, Invensys Climate Controls' Mexicali plant in Mexico sponsored the production and distribution of an environmental workbook which employees then used in local primary schools. The workbook helps educate children in different aspects of environmental concern, such as water pollution and recycling, and demonstrates the Group's commitment to engaging local communities in dialogue about subjects of mutual importance.


invensys
cuidemos el mundo

Community relations

We made donations of £1.0 million to a range of charitable causes during the year, the majority being made by our operating businesses to support their local communities.

In addition to the donations we make as a Group, we actively encourage and support employees to become involved in charitable activities. For example, in August 2002, a group of 20 Safetran employees entered a charity fund-raiser benefiting the Special Olympics. The objective was to pull a 100 ton UPS Boeing 757 a distance of twelve feet. The Safetran Team finished in first place for the second consecutive year, covering the distance in 6.51 seconds. The funds raised have been used to support sports training and competition for athletes in Kentucky with mental disabilities.
In November 2002, two Climate Control employees from Plymouth, England trekked across Cuba in a fundraising event for the NCH children's charity, which was sponsored by a major Invensys customer, Plumb Center, part of Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products.

We recognise our responsibilities towards the communities in which we work. We support the development and well-being of these communities through charitable donations to a wide range of health, educational and social causes.

Board of directors

Lord Marshall of Knightsbridge
Chairman
Joined the Siebe plc Board in January 1998 and appointed Chairman in June 1998. Chairman of British Airways Plc and non-executive director of HSBC Holdings plc. Formerly President of the Confederation of British Industry. (aged 69)
Chairman of Nominating Committee.

Richard Haythornthwaite
Chief Executive
Joined the Invensys plc Board in July 2001 and appointed Chief Executive in October 2001. Non-executive director of Imperial Chemical Industries PLC and, until 30 June 2003, Lafarge SA. Formerly Chief Executive Officer of Blue Circle Industries plc (until the company was acquired by Lafarge SA), formerly non-executive director of Cookson Group plc and held senior positions with BP and Premier Oil. (aged 46)

Adrian Hennah
Chief Financial Officer
Joined Invensys plc as Senior Vice President, Finance in October 2002, appointed to the Board in October 2002 and became Chief Financial Officer on 1 January 2003. Formerly Senior Vice President, Finance and Operations with GlaxoSmithKline Plc, R&D. Prior to this he was the Chief Financial Officer for Glaxo Wellcome Inc USA. (aged 45)

Sir Philip Beck
Non-executive director
Appointed to the Siebe plc Board in October 1991. Non-executive director of Delta plc. Formerly Chairman of Railtrack PLC, Chairman of John Mowlem and Company PLC and non-executive director of Kitigawa Europe Limited. (aged 68)
Member of Nominating Committee and Remuneration Committee.

Rolf Börjesson
Non-executive director
Appointed to the Siebe plc Board in July 1998. Chief Executive and Managing Director of Rexam PLC. Non-executive director of Svenska Cellulosa Aktiebolaget SCA and Copenhagen Airports A/S. Formerly Chief Executive of PLM AB. (aged 60)
Senior Independent Director.
Chairman of Remuneration Committee and member of Audit Committee.

Larry Farmer
Non-executive director
Appointed non-executive director of Invensys plc in March 2002. Non-executive director of Digital Steps Energy Limited and Digital Steps Limited. Formerly Chief Executive of Halliburton Brown & Root Limited. (aged 63)
Member of Audit Committee and Remuneration Committee.

Jean-Claude Guez
Non-executive director
Appointed non-executive director of Invensys plc in January 2003. Non-executive director of Exel plc and Eurostar Group Ltd and a former management consulting partner at Accenture, where he remains as a part-time adviser to senior management. Advisory partner with Rocket Ventures LP. (aged 59)
Member of Remuneration Committee.

Martin Jay
Non-executive director
Appointed non-executive director of Invensys plc in January 2003. Chairman of VT Group plc and prior to that Chief Executive for 13 years. Previously held a range of leadership positions at GEC and was a member of the GEC Management Board. Mr Jay will succeed Lord Marshall of Knightsbridge as Chairman of Invensys plc at the annual general meeting in July 2003. (aged 63)
Member of Nominating Committee.

Andrew Macfarlane
Non-executive director
Appointed non-executive director of Invensys plc in March 2003. Group Finance Director of Land Securities Group plc and previously Chief Financial Officer of the hotels division of Bass plc (subsequently Six Continents). Prior to this, Director of Corporate Finance of Bass plc. (aged 46)
Chairman of Audit Committee.

Simon Robertson
Non-executive director
Appointed non-executive director of Invensys plc in February 1999, having joined the BTR plc Board in 1997. Managing Director of Goldman Sachs International and President of Goldman Sachs Europe Ltd. Non-executive director of Inchcape plc and Berry Bros. & Rudd Limited. Former Chairman of Kleinwort Benson Group plc. (aged 62)

Corporate governance

Principles
The Board is committed to the highest standards of corporate governance. Throughout the year, Invensys has been in full compliance with the provisions of the Combined Code appended to the Listing Rules of the UK Listing Authority ('the Code'). The following describes how the Principles set out in the Code have been applied.

The Board
The Board currently has ten members, comprising eight non-executive directors, including the Chairman, and two executive directors. There is a clear division of responsibility between the Chairman and the Chief Executive, which ensures that there is a balance of power and authority. All the non-executive directors are regarded as independent. Mr Rolf Börjesson is the Senior Independent Director. Biographies of all the directors are presented on page 14. As can be seen, they have a wide range of international business and financial experience relevant to the direction of a global company.

Although all the directors have an equal responsibility for the operations of Invensys, the role of the non-executive directors is particularly important in ensuring that the strategies proposed by the executive management team are fully discussed and examined to ensure that they meet the long-term interests of shareholders and also take account of issues affecting employees, customers, suppliers and the many communities in which Invensys conducts its business.

The Board meets at least eight times during the course of a year with additional meetings convened as necessary; in the financial year under review, the Board met on nine occasions. It is exceptional for any director to be absent from any meeting. There is a formal schedule of matters reserved for the decision of the Board that includes all major strategic and financial decisions; other decision-making is delegated through structured procedures to committees and senior management. To enable the Board to perform its duties, all directors have full and timely access to all relevant information. Each director is required to retire by rotation no later than the third annual general meeting following their appointment or re-appointment.

The Board Committees
The Board has three standing committees:

The Nominating Committee is responsible for monitoring the performance of directors, reviewing induction and training requirements for individual directors and/or the Board as a whole and making recommendations to the Board for the appointment or re-appointment and removal of directors. Its current members are: Lord Marshall (who chairs the Committee), Sir Philip Beck and Mr Martin Jay. Mr Robert Bauman (until 24 July 2002) and Sir Graham Hearne (14 June 2002 to 31 March 2003) also served on the Committee during the year.

The Audit Committee is composed of three independent non-executive directors: Mr Andrew Macfarlane (Chairman of the Committee from 1 April 2003), Mr Rolf Börjesson and Mr Larry Farmer. Sir Graham Hearne was Chairman of the Committee from 1 April 2002 until his retirement on 31 March 2003. It meets at least three times a year to review the published financial information and the effectiveness of both external and internal audit and of the Group's internal controls and risk management procedures. The external auditors normally attend all the meetings and there is a meeting at least once a year between the Committee and the external auditors at which management is not present. At the invitation of the Committee, the Chief Executive and Chief Financial Officer regularly attend meetings of the Committee. On occasions, the other non-executive directors attend meetings of the Committee to obtain a fuller briefing on significant issues and this forum is particularly valuable in providing a direct line of communication between the external auditors and the non-executive directors.

The Audit Committee reviews the work undertaken by the external auditors going beyond the scope of the audit itself in order to ensure that the independence of the auditors is not impaired. This review covers the nature of the work, the method of appointment and the fees paid. This work generally falls into two categories as follows:

- Audit and assurance: this includes work that in their role as auditor they are best placed to undertake. This comprises formal reporting and other work related to borrowings, shareholder and other circulars, various regulatory reports and work in respect of acquisitions and disposals; and
- Taxation: the auditors are used in cases where they are best suited, such as tax provision and statutory work. Other significant tax advisory projects are put out to competitive tender.

In 2000, Ernst & Young disposed of its management consulting business and as a result the auditors do not carry out such work for the Group. The payments made to Ernst & Young LLP are detailed in note 4 on page 41 in the full annual report and accounts.

The Audit Committee also reviews the work undertaken by the Risk Committee and by Group Internal Audit as described in more detail in the section of this report dealing with internal control.

The Remuneration Committee's constitution and role are described in the Board's Remuneration report on page 18.

Communication with shareholders
Communication with all shareholders is given a high priority and a number of means are used to promote greater understanding and dialogue with investment audiences.

The summary financial statement provides shareholders with the material information concerning Invensys in a form more readily assimilated than the full annual report and accounts. Shareholders can also request the full report. At the half year an interim report is published. All of these documents are available online through the Invensys website (www.invensys.com), together with details of all announcements, investor presentations and share price information.

During the year, shareholders are kept informed of the progress of the Company through trading statements and other announcements of significant developments that are released through the London Stock Exchange and other news services. There is regular dialogue with institutional shareholders and participation in sector conferences. Shareholders can also raise questions directly with the Company at any time of the year through a facility on the website.

Additionally, there is an opportunity at the annual general meeting for individual shareholders to question the Chairman and the chairmen of the Audit, Remuneration and Nominating Committees. The report and accounts are sent to shareholders at least 20 working days prior to the annual general meeting. The results of all polls held at general meetings are announced to the London Stock Exchange.

Corporate governance continued

Internal control
In accordance with the Guidance for Directors on Internal Control, the Board reports on its reviews of internal control which includes consideration of the effectiveness of identification, evaluation and management of all significant risks affecting Invensys.

The Board has ultimate responsibility for the system of internal control. Each division is individually accountable to the Chief Executive and is managed by a Chief Operating Officer who, with his senior management team, provides day-to-day control over the division's operations within the strategic guidelines and delegated authorities adopted by the Board.

The internal control system is designed to meet the Group's particular needs and the risks to which it is exposed but it should be appreciated that, however effective a system of internal control is, it can provide only reasonable and not absolute assurance against material misstatement or loss. In the following paragraphs the directors consider the key components of the Group's system of internal control and the process by which they have reviewed the effectiveness of such controls.

Overall strategy on risk and control – The Risk Committee comprises the Chief Financial Officer (chairman), the Chief Executive, the General Counsel, the Group Financial Controller, the Group Treasurer, the Vice President Risk Management, the Director of Internal Audit, the Vice President Litigation and the Company Secretary. Its principal purpose is to provide further assurance to the Audit Committee and the Board. During the year, its activities have included reviewing the Group's risk framework and its monitoring functions and assessing all major risks together with their related risk management responses and, where appropriate, corrective programmes. The risk management strategy is determined and monitored by the Board with the objective of setting clear guidelines in relation to the levels of retained risk acceptable to the Group. Procedures for the Group-wide assessment of all business risks are subject to continuous review, monitoring and improvement.

Risk management – The internal risk management function reports to the Chief Financial Officer and is responsible for assessing the Group's exposure to risk in areas such as product liability, for making appropriate policy recommendations to the Board and for monitoring compliance with policies adopted by the Board. Responsibility for health, safety, the environment and property rests with the Senior Vice President Human Resources and Group Services, who reports to the Chief Executive. More details regarding this area are included on pages 10 to 13. The legal function, which reports to the Chief Executive, also monitors and acts on specific legal issues, legal claims and litigation.

Operating controls – Controls are detailed in formal procedures, instructions and manuals and compliance is verified by the Group's internal auditors and, to the extent necessary to form their opinion on the truth and fairness of the annual accounts, by the external auditors. Senior managers are required annually to certify compliance with the Group's financial and operational procedures and controls, including environmental and health and safety matters, and in relation to compliance with the Group's legal and ethical conduct policy.

Internal audit – The scope of the internal audit function encompasses the examination and evaluation of the adequacy and effectiveness of the Group's system of internal financial control and the quality of performance in carrying out assigned responsibilities, reporting to the Audit Committee as necessary.

Audit Committee and Main Board review of Internal Control – The Audit Committee reviews reports from internal and external auditors, executive management and the Risk Committee to obtain reasonable assurance that appropriate control procedures are in place and being adhered to and reports on all these matters to the Board. The Board is satisfied that the information that it has received for its annual review (and throughout the year) together with the procedural framework that is in place are sufficient to enable it to review the effectiveness of the Group's system of internal control in accordance with the Guidance for Directors on Internal Control.

Sustainability and social, environmental and ethical matters
The Board attaches high importance to sustainable development and the Invensys Intent that is the foundation of our corporate behaviour as described on pages 10 to 13. The risks inherent in these matters are assessed as part of the Group's overall risk management processes described above. Accordingly, the Board, through the Audit and Risk Committees, receives regular information and reports to enable it to make appropriate assessments in these areas. Performance management, incentivisation and training procedures are being continuously developed so as to reflect more fully the Invensys Intent. The processes required to achieve appropriate assurance and verification across all aspects of these matters continue to be developed and it is the policy of Invensys that over time its success in meeting the Invensys Intent should be increasingly measurable and transparent.

Summary directors' report

The full directors' report is set out on page 20 of the Group's annual report and accounts 2003.

Activities and review for the year

The principal activities and review for the year are contained on pages 2 to 7.

Dividends

The directors do not recommend a final dividend (2002 1.0p). An interim dividend of 1.0p was paid on 4 March 2003 making a total for the year of 1.0p (2002 2.0p).

Board of directors

The current directors of the company and their biographical details are given on page 14. A statement of their remuneration and interests in the ordinary shares of the Company are set out in the remuneration report on pages 18 to 24. Mr R P Bauman, Ms K A O'Donovan and Sir Graham Hearne retired from the Board of directors on 24 July 2002, 31 December 2002 and 31 March 2003 respectively. In addition, Mr P Scaroni joined the Board on 1 May 2002, and subsequently resigned on 14 June 2002, following his appointment as Chief Executive of ENEL SpA in Italy. Lord Marshall has announced that he will retire at the Company's annual general meeting in July, to be succeeded as Chairman of the Company by Mr M Jay, when Sir Philip Beck will also retire from the Board. Mr A N Hennah, Mr J-C Guez, Mr Jay and Mr A E Macfarlane joined the Board on 23 October 2002, 21 January 2003 (Mr Guez and Mr Jay) and 19 March 2003 respectively. All other directors served throughout the year.

In accordance with the Articles of Association, Mr R L Börjesson retires by rotation and, being eligible, offers himself for re-election at the annual general meeting. In addition, Mr Guez, Mr Jay, Mr Macfarlane and Mr Hennah, who were appointed during the year, retire in accordance with the Articles of Association and offer themselves for election at the annual general meeting.

Mr Hennah has a service contract, details of which are given on pages 19 and 20. Mr Guez, Mr Jay and Mr Macfarlane are non-executive directors and as such do not have service contracts. Mr Jay's letter of appointment is described on page 20.

Substantial shareholders

As at 28 May 2003 the Company had been notified of the following interests in its ordinary shares:

Name	Number of ordinary shares	% of issued share capital
Aviva plc	175,173,461	5.01
Brandes Investment Partners, LP	485,131,884	13.86
Legal & General Group plc	110,482,897	3.16
The Capital Group Companies, Inc	240,432,923	6.87

Employee policy and development

Information concerning employees and their remuneration is given in note 5 to the accounts on page 41 of the full annual report and accounts. The Group seeks to ensure that fair consideration is given to applications for employment received from disabled persons and to ensure continued employment, training and advancement where possible of employees who are, or become, temporarily or permanently disabled.

The Company also recognises the need to provide information on matters of concern to employees and, to satisfy that need, the Company provides employees with published financial and economic information through its consultative procedures.

General information

Group donations to charities and community causes world-wide were £1.0 million (2002 £1.6 million) with UK charities receiving £0.3 million (2002 £0.4 million). No donations were made to political parties (2002 £nil). The Group carries out research and development in support of its activities. During the year expenditure on the development of new products and processes amounted to £222 million (2002 £265 million).

Auditors

Ernst & Young LLP have expressed their willingness to continue in office as auditors and resolutions proposing their reappointment and to authorise the directors to determine their remuneration will be proposed at the forthcoming annual general meeting.

Annual general meeting

The annual general meeting of the Company will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Wednesday 23 July 2003 at 11am. The separate circular including the notice of meeting sent to all shareholders gives full details of the meeting and the resolutions to be proposed.

By order of the Board
J R W Clayton
Company Secretary
28 May 2003

Remuneration report

This report is presented to shareholders by the Board and sets out the Board's remuneration policy and details of the remuneration of each director. The Remuneration Committee ('the Committee') is responsible for developing policy on executive remuneration and for approving the remuneration packages of individual executive directors. The members of the Committee during the period under review were Mr R L Börjesson (Committee Chairman), Sir Philip Beck, Mr L E Farmer and Mr J-C Guez (appointed on 21 January 2003). They are all independent non-executive directors.

The Committee takes advice, as appropriate, from independent remuneration consultants and internally from relevant executives and human resources professionals. Specifically, the Committee has taken advice internally from the Chairman, the Chief Executive, the Senior Vice President Human Resources and Group Services (Regina Hitchery), the Vice President Compensation and Benefits (John Reed) and the Company Secretary. Externally, following a review, the Committee has during the year appointed and taken remuneration consultancy advice from New Bridge Street Consultants. This firm now provides the principal source of external advice to the Committee on issues relating to the remuneration of the executive directors. Prior to the appointment of New Bridge Street Consultants, the Committee received advice on such issues from Mercer HR Consulting. The Committee has also received advice from Freshfields Bruckhaus Deringer and previously from Linklaters (in their capacity as lawyers to the Company) on such issues and from Punter Southall & Co Limited which provided advice in relation to executive directors' pensions and actuarial advice to the Company generally. New Bridge Street Consultants provided no other services to the Company. Mercer HR Consulting also acts as actuary to certain of the Group's overseas pensions schemes.

No non-Committee member may attend other than by invitation of the Committee Chairman. No director is involved in deciding their own remuneration.

Remuneration Policy for Executive Directors

The Invensys Group operates world-wide and will be focusing its operations within the production management industry with a high proportion of executives in the US. The markets for executives and staff within which it will operate are therefore the electronic, software and related industries. It is the objective of the remuneration policy with respect to the current year and, subject to any changes of circumstances, future years to provide a remuneration package which is competitive and performance-linked whilst attracting, motivating and retaining the highest calibre executive directors and senior executives. The Committee has established a remuneration package for the executive directors after taking proper account of the specific requirements of the business including the international spread of the business, the remuneration applicable at other levels within the Group and developments in UK best practice. The main components of the remuneration package are as follows:

1 Salary

The Committee determines the level of salary for each executive director annually. Base salaries are set at a level to take account of personal performance and salaries in comparable companies. In establishing individual levels the Committee is conscious that it should pay no more than is necessary to retain the executive whilst ensuring business objectives are fulfilled. There is no automatic adjustment in respect of inflation.

The Chief Executive's salary is currently £660,000 (which was last increased on 1 April 2002) and the Chief Financial Officer's is £400,000 (which took effect on 1 January 2003, being the date of his appointment as Chief Financial Officer). No increase will be awarded to either director in respect of the 2003/04 financial year and the next review date will be 1 April 2004.

In view of the restructuring of the Group explained in the Chairman's statement on page 2 of this report, the Committee considers it appropriate to ensure that the executive directors are properly incentivised to undertake the restructuring in the interests of all shareholders. Accordingly, the Committee is satisfied that the arrangements explained in the following pages represent an appropriate balance between fixed and performance linked pay.

2 Executive Bonus Plan

The main objectives of the Executive Bonus Plan ('the Plan') for the executive directors are to encourage executives to achieve defined annual financial objectives and focus on the most important measures of business success whilst rewarding them for outstanding performance. In this way the Plan seeks to align the interests of shareholders and those participating in the Plan. In designing the Plan, the Committee has followed the provisions set out in Schedule A to the Combined Code appended to the Listing Rules of the UK Listing Authority.

As described in last year's report, the targets for the Chief Executive for the year ended 31 March 2003 were set to reflect profit and cash flow targets and a number of measurable operational targets reflecting the key areas of targeted performance improvement. No bonuses were paid under the Plan to executive directors in respect of that year except a guaranteed bonus of £88,125 due to the Chief Financial Officer. This was negotiated as a term of his recruitment. He has no such guarantee in respect of 2003/04 or subsequent years.

For the forthcoming year 2003/04, the performance targets, for both the Chief Executive and the Chief Financial Officer, have been set to reflect targets related to operating profit before interest and tax, with a range of supplemental measures. The achievement of all targets would produce a payment of 50% of annual base salary and the maximum bonus achievable in respect of performance in excess of targets is 100% of annual base salary.

The Committee considers these targets to be fully appropriate as they provide an effective blend of measures reflecting the need both to develop the ongoing operations and to dispose of non-core activities on as favourable terms to shareholders as possible. The Committee confirms that it is not its policy to pay transaction-related bonuses.

Shareholder approval has been given for the operation of a Deferred Share Bonus Plan. In the current circumstances, the Committee has concluded that it will not be appropriate to operate this plan for the foreseeable future.

3 Long Term Incentive and Option Schemes

(i) Long Term Incentive Plan ('LTIP')

The Committee has decided that in future the LTIP will be operated as the principal vehicle for long-term incentivisation for the executive directors. Under the LTIP, awards may be made subject to a performance condition under which the Company's Total Shareholder Return ('TSR') will be ranked over a fixed three year period against the TSR of the constituents (as at the date of grant) of the FTSE Mid 250. The Company's TSR must rank at the median position for 25% of an award to be available (subject to a retention period of, generally, two years), rising to all of the shares being available if the upper decile position is achieved. Intermediate awards between those points are assessed on a straight-line basis. If at least the median position is not achieved, the whole award lapses. In addition to satisfying the TSR test, awards will only vest to the extent that the Committee is satisfied that there has been sustained delivery, over the performance period, regarding the trading performance of continuing operations, disposal proceeds and reduction in Group indebtedness.

TSR was selected as an effective means of determining the Company's performance relative to that of other companies of comparable size. The Committee selected the supplemental tests as being appropriate to the strategy and scale of the Company following the recently announced new strategic direction and because they would be capable of being measured by reference to the progress achieved in implementing that strategy.

The TSR calculation will be periodically undertaken by New Bridge Street Consultants using data supplied by Datastream and reported to the Committee. The Committee will monitor performance against budget and other objectives set by the Board in considering whether the other tests have been met.

The level of awards to executive directors is determined by the Committee according to the prevailing market practice and within the overriding limit of two times salary.

For the forthcoming year 2003/04, each executive director will receive an award of shares worth one times salary. This reflects an award in respect of broadly 50% of the value of shares awarded in previous years. The Committee considers this to be an effective, but not excessive, award in light of the current circumstances that is likely to be sufficient to cover both the 2003/04 and 2004/05 financial years; it is not currently intended that a further award be made before June 2005 as the awards were structured to incentivise the executive directors through the principal phase of restructuring.

(ii) Executive Share Option Scheme

The Company does not propose to operate the Executive Share Option Scheme in relation to executive directors except by exception, in the case of recruitment situations, where it may be considered appropriate.

(iii) Savings Related Share Option Scheme ('SRSOS')

The Company has an established SRSOS that operates in the UK, together with a related SRSOS that operates in approximately 20 overseas countries. It is based on a three, five or seven year (UK only) savings plan and offered to eligible full and part-time employees. Options may be granted at up to a 20% discount to the market price of the Company's shares immediately preceding the date of invitation. Executive directors are eligible to participate in the SRSOS.

4 Pensions

Details of the individual executive directors' pension arrangements are set out on page 24. Pensionable pay is defined as base salary only; bonuses are not pensionable.

Typical pension and life assurance benefits are provided to the executive directors, comprising participation in the Company's final salary pension on salaries up to the Inland Revenue's earnings cap (currently £99,000) with appropriate top-up arrangements.

5 Other benefits

Other benefits provided for executive directors comprise the provision of a company car or the use of a pool car and health care.

6 Service contracts

(i) Policy

The Combined Code and the latest guidelines issued by institutional investors recommend that notice periods of no more than one year be set as an objective for executive directors and that any payments to a departing executive director should be determined having full regard to the duty of mitigation. It is the Company's policy to achieve these objectives, wherever possible.

(ii) Specific contracts

Mr R N Haythornthwaite and Mr A N Hennah are employed under service contracts with the Company dated 24 July 2001 and 29 July 2002 respectively.

The following summary sets out certain provisions that applied during the year. Certain modifications have been made following the year end as explained below.

Both contracts terminate automatically on the executive director's 60th birthday.

Both contracts can be terminated by either party giving the other not less than twelve months' written notice and do not contain any pay in lieu of notice provisions. Accordingly, if either of the executive directors' contracts is terminated other than for cause, any termination payment will be negotiated subject to mitigation and offset.

In certain change of control circumstances, each contract could be terminated by the director giving the Company 30 days' written notice provided two conditions are satisfied. First, a change of control must occur (defined to include: (i) the acquisition of shares carrying more than 50% of voting rights of the Company; (ii) the approval by shareholders of a merger or consolidation of the Company; (iii) a compromise or scheme of arrangement between the Company and its members under section 425 of the Companies Act 1985 or a resolution for the voluntary winding up of the Company; or (iv) the sale or disposition of 50% or more of the Company's assets). Secondly, the director's title, responsibilities, status or place of work must be materially and adversely changed or diminished without the director's prior consent.

Where a director terminates his service contract by giving 30 days' written notice under the provisions set out above, the Company is required to pay him an amount in cash equal to: (i) one year's annual base salary; plus (ii) the amount (if any) of his expected award (calculated at the target bonus level) under the Executive Bonus Plan for the preceding fiscal year if such award has not already been paid; plus (iii) a pro rata share (calculated at the target bonus level whether or not performance is at target level at the termination date) of his expected award under the Executive Bonus Plan calculated in respect of the period from the beginning of the fiscal year in which his employment terminates to the date his employment terminates; plus (iv) in the case of Mr Hennah only, the amount, if any, of the supplementary cash payments, as described in the next paragraph, that remain to be paid to him. This payment is not subject to any discount or reduction for early payment and the director is not under any duty to mitigate his losses in connection with this payment. In addition, the Company will continue to provide the director with pension and certain other benefits for up to twelve months.

In addition, Mr Hennah is entitled to receive a payment of £250,000 on each of 5 April 2004 and 5 October 2005 provided he remains employed on those dates. This was agreed as a term of his joining the Company reflecting the then value of entitlements from his previous employer that he lost as a result of his decision to join the Company.

Reflecting the developing views of institutional shareholders regarding termination provisions, Mr Haythornthwaite has requested and the Committee has agreed that his contract be amended so that it may be terminated by either party giving one month's notice and with no provision for liquidated damages in any circumstances. Mr Hennah has agreed that he will not give notice with respect to any change of control (as defined) arising by virtue of the disposal and restructuring programme at least until the Committee shall have agreed that such programme is substantially complete.

As explained on page 21, Ms K A O'Donovan retired from the Company on 31 December 2002 and received no compensation in relation to her retirement. Prior to that date she had served under a service contract dated 30 June 1999 that, except in the case of dismissal for cause, required twelve months' notice by either party. On early termination at the request of the Company, any compensation would have been subject to mitigation and offset.

Non-executive directors

The Chairman and other non-executive directors do not have service contracts or contracts for services save that Mr M Jay's letter of appointment dated 28 May 2003 requires, except in the case of dismissal for cause, twelve months' notice by either party; on early termination at the request of the Company any compensation will be subject to mitigation and offset. They are appointed under the Company's Articles of Association under which they are required to seek re-election not later than the third annual general meeting following their last election and are subject to review by the Nominating Committee prior to being considered for election or re-election by shareholders. They do not participate in any bonus plan or any of the Group's share incentive or option or pension schemes. Any director aged 70 or over (there are none currently) is required to be re-elected each year.

Fees for non-executive directors other than the Chairman are determined by a committee of the Board comprising the Chairman and the executive directors. The Chairman's fees are set by a Committee comprising the Senior Independent Director, as chairman of the Committee, two other non-executive directors and the Chief Executive. The fees currently paid to the Chairman and the other non-executive directors, which are subject to the limits set in the Articles of Association, were set in 1999 and have not been increased since that date. The Chairman's fees are set at £250,000 per annum. The basic fees for a non-executive director have been fixed at £28,000 per annum. An additional fee of £5,000 is payable to the chairmen of the Audit and Remuneration Committees and all members of the Board's standing committees receive a fee of £750 for each meeting attended. The fees of each non-executive director for the year are set out in the table on page 21.

External directorships

The executive directors are encouraged to hold non-executive directorships in other companies in order to broaden their experience for the benefit of the Company. Such appointments are subject to approval by the Board and the director may retain any fees paid in respect of such directorships.

Performance graph

Companies are required to include a graph indicating their total shareholder return performance (ie share price growth assuming reinvestment of any dividends) over the last five years relative to a recognised equity index. Accordingly, the following graph shows the Company's performance relative to the FTSE 100, of which the Company has been a constituent during substantially all of that period.

Total Shareholder Return*


120
100
80
60
40
20
0
Value (£)
31-Mar-98
31-Mar-99
31-Mar-00
31-Mar-01
31-Mar-02
31-Mar-03
Invensys
FTSE 100 Index
Source: Datastream
*31 March 1998 = 100

Directors' remuneration

The remuneration of the executive directors for the year ended 31 March 2003 was as follows:

	Note	Salary £	Benefits £	Supplementary pension payment £	Bonuses £	Total 2003 £	Total 2002 £
Current directors							
R N Haythornthwaite	1,2	**660,000**	**24,861**	**105,600**	–	**790,461**	645,276
A N Hennah	3	**162,303**	**23,533**	–	**88,125**	**273,961**	–
Former directors							
K A O'Donovan	4	**354,808**	**30,959**	–	–	**385,767**	455,761
A M Yurko		–	–	–	–	–	727,987
						1,450,189	1,829,024

Notes

1. The 2002 remuneration for R N Haythornthwaite relates to the seven month period 1 September 2001 to 31 March 2002.
2. R N Haythornthwaite received a cash supplementary pension payment of £105,600 in lieu of certain benefits being based on final salary as set out in note 1 following the table headed Directors' pensions entitlements on page 24.
3. A N Hennah was appointed to the Board of Directors on 23 October 2002 and the emoluments disclosed relate to the period from this date to 31 March 2003.
4. K A O'Donovan retired from the Board of Directors on 31 December 2002 and received no compensation in relation to her retirement. The emoluments disclosed relate to the period to 31 December 2002, save that the benefits of £30,959 include an amount of £3,696 being the value attributable to her being allowed to retain the use of her company car until 31 March 2003. In recognition of her service and her remaining with the Company to ensure an efficient transition to her successor, A N Hennah, the Committee determined that her outstanding options should remain exercisable for a period following her cessation as detailed in the Share schemes table on page 22, in accordance with the rules of the various option schemes. She has subsequently been appointed as the Chairman of the Board of the Company's pension company (which is independent to the Company), the annual fees for which are £50,000 (which will be paid directly by the pension fund).
5. The emoluments of the highest paid director, R N Haythornthwaite, excluding pension rights were £790,461 (2002 £727,987 paid to A M Yurko for the period 1 April 2001 to 31 January 2002).

The fees paid to the non-executive directors for the year ended 31 March 2003 were as follows:

	Note	Total 2003 £	Total 2002 £
Current directors			
Sir Philip Beck		**33,250**	43,750
R L Börjesson		**38,250**	30,250
L E Farmer		**33,250**	3,833
J-C Guez	1	**6,120**	–
M Jay	1	**6,120**	–
A E Macfarlane	2	**997**	–
Lord Marshall	3	**250,000**	250,000
S M Robertson		**28,000**	28,000
Former directors			
R P Bauman	4	**9,572**	36,250
H R Collum		–	37,500
Sir Graham Hearne	5	**36,750**	39,750
P Scaroni	6	**3,452**	–
		445,761	469,333

Notes

1. J-C Guez and M Jay were appointed to the Board of Directors on 21 January 2003 and their fees relate to the period from this date to 31 March 2003.
2. A E Macfarlane was appointed to the Board of Directors on 19 March 2003 and his fees relate to the period from this date to 31 March 2003.
3. Lord Marshall also received benefits of £32,828 (2002 £nil) in respect of the provision of a car. His transport arrangements are shared by both the Company and British Airways Plc. Last year the relevant vehicle was leased by British Airways Plc and the benefit was disclosed in the accounts of that Company.
4. R P Bauman retired from the Board of Directors on 24 July 2002 and his fees relate to the period from 1 April 2002 to this date.
5. Sir Graham Hearne retired from the Board of Directors on 31 March 2003.
6. P Scaroni was appointed to the Board of Directors on 1 May 2002 and subsequently resigned on 14 June 2002 following his appointment as Chief Executive of ENEL SpA in Italy. His fees relate to this period.

Remuneration report continued

Directors' interests

Ordinary shares

The interests of the current directors in the ordinary shares of the Company are set out below:

	At 31 March 2003	At 1 April 2002 (or at date of appointment if later)
Sir Philip Beck	**56,152**	48,196
R L Börjesson	**117,672**	15,000
L E Farmer	**2,000**	–
J-C Guez	–	–
R N Haythornthwaite	**250,000**	200,000
A N Hennah	–	–
M Jay	–	–
A E Macfarlane	**7,500**	7,500
Lord Marshall	**78,518**	23,323
S M Robertson	**2,165**	2,165

Notes
1. The mid-market price of an ordinary share on 31 March 2003 was 10.50p. Between 1 April 2002 and 31 March 2003, the highest mid-market price was 122p and the lowest mid-market price was 9.75p.
2. All interests referred to above are beneficial.
3. There have been no changes in the interests of directors over ordinary shares between 31 March 2003 and 28 May 2003.
4. Full details of the directors' interests over the Company's ordinary shares are contained in the Register of Directors' Interests which is kept by the Company and is open to inspection in accordance with the provisions of the Companies Act 1985. This includes rights granted under the Company's various share schemes as detailed on pages 22 to 24.

Share schemes

Share options

Details of options in respect of the Company's ordinary shares for individual directors are set out below:

	Option type	At 1 Apr 2002 (or at date of appointment if later)	Granted	Lapsed	At 31 Mar 2003 (or at date of cessation if earlier)	Exercise price per share p	Date from which first exercisable	Expiry date
Current directors								
R N Haythornthwaite	ISESOS	893,744	–	–	893,744	100.700	25 Jul 2004	24 Jul 2011
	ISESOS	–	1,315,400	–	1,315,400	100.350	17 Jun 2005	16 Jun 2012
	ISRSOS	18,388	–	–	18,388	90.000	1 Apr 2007	30 Sep 2007
		912,132	**1,315,400**	**–**	**2,227,532**			
A N Hennah	ISESOS	–	1,150,700	–	1,150,700	63.550	4 Dec 2005	3 Dec 2012
	ISRSOS	–	20,658	–	20,658	43.000	1 Apr 2006	30 Sep 2006
		–	**1,171,358**	**–**	**1,171,358**			
Former director								
K A O'Donovan	BSESOS	66,625	–	66,625	–	478.424	11 Sep 1995	10 Sep 2002
	BSESOS	53,300	–	–	53,300	674.296	13 Apr 1996	12 Apr 2003
	BSESOS	10,660	–	–	10,660	711.070	14 Apr 1997	30 Jun 2003
	BSESOS	26,650	–	–	26,650	626.642	6 Apr 1998	30 Jun 2003
	BESOS	50,635	–	–	50,635	596.623	3 Apr 1999	30 Jun 2003
	ISESOS	200,000	–	–	200,000	225.550	4 Feb 2002	30 Jun 2003
	ISESOS	202,200	–	–	202,200	289.000	1 Dec 2002	30 Jun 2003
	ISESOS	330,200	–	–	330,200	256.800	1 Jan 2003	8 Feb 2004
	ISESOS	600,000	–	–	600,000	145.250	1 Jan 2003	12 Dec 2004
	ISESOS	–	896,900	–	896,900	100.350	1 Jan 2003	16 Dec 2005
	BSRSOS	2,534	–	2,534	–	461.538	1 Jan 2002	30 Jun 2002
	ISRSOS	7,568	–	7,568	–	128.000	–	1 Jan 2003
		1,550,372	**896,900**	**76,727**	**2,370,545**			

Share schemes continued

Long term incentive awards

Details of awards over ordinary shares in the Company granted under the Long Term Incentive Plan ('LTIP') for individual directors are set out below:

	At 1 Apr 2002 (or at date of appointment if later)	Granted	At 31 Mar 2003	Value per share p	Performance Period
R N Haythornthwaite	254,049	–	254,049	118.0875	25 Jul 2001 – 24 Jul 2004
A N Hennah	–	428,500	428,500	56.89	4 Dec 2002 – 3 Dec 2005

Notes

1. No options were exercised by directors or shares released under the LTIP during the years ended 31 March 2002 and 31 March 2003.
2. The details of the share schemes, including performance conditions which apply (if any), are set out below.
3. There have been no changes in the interests of directors over share options or LTIP awards between 31 March 2003 and 28 May 2003 other than in respect of R N Haythornthwaite whose option granted under the ISRSOS over 18,388 ordinary shares lapsed on 1 April 2003.

BSESOS – BTR Senior Executive Share Option Scheme 1985. Options granted under this scheme are normally exercisable between the third and tenth anniversaries of the date of grant. Consistent with the then prevailing practice at many companies no performance conditions apply to grants made under this scheme. Grants made under this scheme have been rolled over into options over Invensys plc shares. No further options can be granted under this scheme.

BESOS – BTR Executive Share Option Scheme (1995). Options granted under this scheme are normally exercisable between the third and tenth anniversaries of the date of grant. Grants made under this scheme have been rolled over into options over Invensys plc shares and any performance conditions have ceased to apply. No further options can be granted under this scheme.

ISESOS – Invensys 1998 Senior Executive Share Option Scheme. Options granted under this scheme are normally exercisable between the third and tenth anniversaries of the date of grant provided that the relevant performance condition has been met. The performance condition which applies to grants made under this scheme are as follows:

(i) grants made between 30 July 1998 and 24 July 2001, no options may be exercised unless, over any consecutive three year period prior to exercise, earnings per share ('EPS') growth is equal or in excess of the Retail Price Index ('RPI') plus 12%;

(ii) grants made between 25 July 2001 and 16 June 2002, no options may be exercised unless, over the measurement period commencing with the financial year in which the options were granted, EPS growth is equal or in excess of RPI plus 12% over three years, RPI plus 16% over four years and RPI plus 20% over five years. If not achieved after five years, the options will lapse;

(iii) grant made on or after 17 June 2002, no option may be exercised unless a performance condition based on Total Shareholder Return ('TSR') is met. TSR is calculated as the percentage variance in the price of shares and the value of re-invested net dividend payments over the performance period compared to that of a group of comparator companies ('Peer Group') selected at the discretion of the Committee. The performance period will be the period of three, four or five years commencing on the date of grant of the option. On the third anniversary of the date of grant, each constituent of the Peer Group will be ranked in descending order of TSR. The TSR ranking of Invensys against the TSR of the Peer Group will determine the number of shares awarded. Invensys must rank at the median position in order for 40% of the shares under option to become exercisable, rising to all of the shares if the upper quartile position is achieved. Between these positions, the shares under option will vest on a straight-line basis. If the Company does not meet the performance condition in full at the first measurement, then it will be re-tested, from a fixed base, in years four and five. If the median position has not been achieved by the end of the fifth year, the option will lapse. The Peer Groups for the grants made on or after 17 June 2002 are the companies that comprise the FTSE 100 Index on the dealing day preceding the date of grant.

BSRSOS – BTR Savings Related Share Option Scheme. These options are not subject to a performance condition as this is an all-employee share scheme governed by specific tax legislation.

ISRSOS – Invensys Savings Related Share Option Scheme. These options are not subject to a performance condition as this is an all-employee share scheme governed by specific tax legislation.

Remuneration report continued

Share schemes continued

***LTIP* – Long Term Incentive Plan.** The vesting of the awards is generally subject to the Company's Total Shareholder Return ('TSR') being ranked, against a group of comparator companies (the 'Peer Group') selected at the discretion of the Committee, at least at the median over a fixed three year period (the 'Performance Period') commencing on the date of award (with no re-testing opportunities). Additionally the Committee must determine that the underlying financial performance of the Company over the Performance Period is satisfactory. On completion of the Performance Period, the Company's TSR must rank at the median position (when the Peer Group is ranked in descending order of TSR) in order for 50% of the shares that are subject to the award to be available (subject to a retention period of, generally, two years), rising to all of the shares if the upper quartile position is achieved. Between these positions, the shares that are subject of the award will be available on a straight-line basis. If the Company does not achieve at least the median position the whole award will lapse.

The Peer Groups selected for the above grants are as follows:

R N Haythornthwaite	Award dated 25 July 2001: GKN, Smiths Group, BAE Systems, Marconi, ABB, Schneider Elte, Siemens, Emerson Electric, Honeywell International, Rockwell International, Johnson Controls and Tyco International;
A N Hennah	Award dated 4 December 2002: The companies that comprised the FTSE 100 Index on the dealing day preceding 4 December 2002.

Directors' pension entitlements

Executive directors participate in defined benefit and defined contribution (R N Haythornthwaite only) pension arrangements sponsored by the Company. The defined benefit schemes provide benefits based on earnings at or near retirement and are part externally funded and part reserved for within the Company. No Company contributions were paid to the defined benefit schemes this year.

The following table gives details of the individual directors' pensions values for the year ended 31 March 2003, including the disclosures required by the Listing Rules of the UK Listing Authority.

	Note	Accrued pension at year ended 31 March 2003 (or at date of cessation) £ per annum	Increase during the year in accrued pension £ per annum	Transfer value of accrued pension as at 31 March 2003 £'000	Transfer value of accrued pension at end of previous year £'000	Change in transfer value over year less any contributions made £'000	Increase during the year in accrued pension, excluding inflation (a) £ per annum	Transfer value as at 31 March 2003 of increase (a) less any contributions made £'000
R N Haythornthwaite	1	5,459	3,281	54	20	34	3,244	32
A N Hennah	2	4,098	4,098	38	–	38	4,098	38
K A O'Donovan	2	144,033	15,660	1,355	1,151	204	13,478	127

Notes

1. The benefits shown for R N Haythornthwaite relate to his participation in the approved pension scheme up to the Inland Revenue earnings limit. With respect to his earnings above that limit, £158,400 was paid to an unapproved money purchase scheme together with the supplementary pension payment as set out in the table headed Directors' remuneration on page 21.
2. K A O'Donovan ceased to be employed on 31 December 2002. A N Hennah commenced employment on 5 October 2002.
3. The changes in transfer values over the year reflect any changes in pensionable pay and the service of each director. They also take into account changes in the actuarial assumptions, particularly those related to equity and bond returns. As a result, changes in transfer values may be positive or negative, depending on investment conditions.
4. All benefits are due at age 60.
5. Pensions in payment are guaranteed to increase by the level of inflation subject to a maximum increase of 5% per annum. A minimum increase of 3% per annum applies to K A O'Donovan.
6. For death before retirement a spouse's pension of two-thirds of the member's prospective pension is payable, if applicable, plus a capital sum of four times the member's salary. For death after retirement a spouse's pension of two-thirds of the member's pension is payable plus the balance of a five year guarantee if applicable. In the event of death after leaving service but before commencement of pension a spouse's pension of two-thirds of the accrued preserved pension is payable plus a capital sum of five times the accrued preserved pension. In all circumstances children's allowances are also payable if applicable.

Auditable information

The information in the remuneration report subject to audit pursuant to the Directors' Report Regulations 2002 is that included in the tables and related notes in the sections relating to directors' remuneration, directors' interests (over ordinary shares, share options and long term incentive awards) and directors' pension entitlements.

The directors' remuneration report was approved by the Board of Directors on 28 May 2003 and signed on its behalf by:

R L Börjesson
Chairman of the Remuneration Committee

Summary financial statement for the year ended 31 March 2003

Important note

This summary financial statement, which comprises the summary directors' report on page 17 and the financial information on pages 26 to 29, is a summary of the information in the full annual report and accounts of Invensys plc. It does not contain sufficient information to allow a full understanding of the results of the Group and state of affairs of the Company or of the Group. For further information, the full annual accounts, the auditor's report on those accounts, and the directors' report should be consulted. Copies of the full annual report and accounts for 2003 are available, free of charge, from the Company Secretary, Invensys plc, Invensys House, Carlisle Place, London SW1P 1BX or on our website at www.invensys.com

The auditors have reported on the full annual accounts. Their report was not qualified and did not contain statements under section 237(2) or 237(3) of the Companies Act 1985.

Statement of the independent auditors to the shareholders of Invensys plc (Pursuant to section 251 of the Companies Act 1985)

Auditors' statement to the shareholders of Invensys plc

We have examined the summary financial statement set out on page 25 and the financial information on pages 26 to 29.

This report is made solely to the company's members, as a body, in accordance with section 251 of the Companies Act 1985. To the fullest extent required by the law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the summary financial statement in accordance with applicable law. Our responsibility is to report to you our opinion on its consistency with the full annual accounts, Directors' report and Remuneration report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We have also read the other information contained in this document and have considered the implications for our report if we became aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of opinion

We conducted our examination in accordance with Bulletin 1999/6 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

Opinion

In our opinion the summary financial statement is consistent with the full annual accounts, Directors' report and Remuneration report of Invensys plc for the year ended 31 March 2003 and complies with the applicable requirements of section 251 of the Companies Act 1985, and regulations made thereunder.

Ernst & Young LLP
Registered Auditor
London
28 May 2003

Consolidated profit and loss account

For the year ended 31 March	2003 £m	2002 £m
Turnover		
Continuing operations	**4,258**	4,623
Discontinued operations	**760**	2,349
	5,018	6,972
Operating profit before exceptional items, goodwill amortisation and goodwill impairment		
Continuing operations	**250**	312
Discontinued operations	**80**	237
	330	549
Operating exceptional items		
Restructuring costs	**(119)**	(223)
Market related write downs	**–**	(76)
	(119)	(299)
Operating profit before goodwill amortisation and goodwill impairment	**211**	250
Goodwill amortisation	**(122)**	(124)
Goodwill impairment	**(585)**	–
Operating (loss)/profit	**(496)**	126
Share of operating profits of associated undertakings		
Discontinued operations	–	2
Total operating (loss)/profit		
Continuing operations	**(572)**	(63)
Discontinued operations	**76**	191
	(496)	128
Corporate exceptional items		
Fundamental reorganisation costs	–	(172)
Costs of closure	**(29)**	(45)
Loss on sale of fixed assets	**(12)**	(34)
Loss on disposal of operations	**(741)**	(565)
Loss on ordinary activities before interest and taxation	**(1,278)**	(688)
Net interest payable and similar charges	**(113)**	(170)
Loss on ordinary activities before taxation	**(1,391)**	(858)
Tax on loss on ordinary activities	**(57)**	(9)
Loss on ordinary activities after taxation	**(1,448)**	(867)
Minority interests – equity	**6**	(2)
Loss for the financial year	**(1,442)**	(869)
Dividends	**(35)**	(70)
Retained loss for the financial year	**(1,477)**	(939)
Loss per share (basic and diluted)	**(41.2)p**	(24.8)p
Earnings per share (continuing operations before exceptional items, goodwill amortisation and goodwill impairment)	**2.2p**	2.8p
Average exchange rates for the year		
US$ to £1	**1.54**	1.43
Euro to £1	**1.56**	1.62
Yen to £1	**188.14**	179.68

The results for the financial year have been translated into sterling at the appropriate average exchange rates.

Consolidated balance sheet

At 31 March	2003 £m	2002 £m
Fixed assets		
Intangible assets – goodwill	**746**	1,512
Tangible assets	**880**	1,515
Investments in associated undertakings	**4**	14
Other investments	**30**	59
	1,660	3,100
Current assets		
Stocks	**489**	824
Debtors: amounts falling due within one year	**1,054**	1,490
Debtors: amounts falling due after more than one year	**529**	510
Investments	**31**	33
Cash and short-term deposits	**365**	506
	2,468	3,363
Creditors: amounts falling due within one year		
Short-term borrowings	**(136)**	(1,066)
Other creditors	**(1,483)**	(1,748)
	(1,619)	(2,814)
Net current assets	**849**	549
Total assets less current liabilities	**2,509**	3,649
Creditors: amounts falling due after more than one year		
Long-term borrowings	**(1,785)**	(2,456)
Other creditors	**(84)**	(117)
	(1,869)	(2,573)
Provisions for liabilities and charges	**(557)**	(686)
	83	390
Capital and reserves		
Called up share capital	**875**	875
Share premium account	**15**	15
Capital redemption reserve	**83**	83
Capital reserve	**2,047**	210
Exchange variation reserve	**(501)**	(417)
Profit and loss account	**(2,622)**	(622)
Shareholders' (deficit)/funds – equity	**(103)**	144
Minority interests – including non-equity	**186**	246
	83	390

The summary financial statement on page 25 and the financial information on pages 26 to 29 were approved by the directors on 28 May 2003 and are signed on their behalf by:

Lord Marshall of Knightsbridge
Chairman

R N Haythornthwaite
Chief Executive

A N Hennah
Chief Financial Officer

Year end exchange rates		
US$ to £1	**1.58**	1.42
Euro to £1	**1.45**	1.63
Yen to £1	**187.43**	188.73

The balance sheet has been translated into sterling at appropriate year end exchange rates.

Consolidated cash flow statement

For the year ended 31 March	**2003 £m**	2002 £m
Net cash inflow from operating activities	**210**	536
Returns on investments and servicing of finance	**(115)**	(170)
Taxation	**(62)**	(43)
Capital expenditure and financial investment	**(76)**	(129)
Acquisitions and disposals	**1,446**	209
Equity dividends paid	**(71)**	(217)
Cash inflow before use of liquid resources and financing	**1,332**	186
Management of liquid resources	**69**	(104)
Financing		
Decrease in debt	**(1,417)**	–
(Decrease)/increase in cash in year	**(16)**	82

Reconciliation of net cash flow to movement in net debt

For the year ended 31 March	**2003 £m**	2002 £m
(Decrease)/increase in cash in year	**(16)**	82
Cash outflow from decrease in debt	**1,417**	–
Cash (inflow)/outflow from (decrease)/increase in liquid resources	**(69)**	104
Change in net debt resulting from cash flows	**1,332**	186
Short-term deposits, loans and finance leases acquired/divested in respect of the acquisition/disposal of subsidiary undertakings	**15**	2
New finance leases	**–**	(1)
Exchange movements	**113**	15
Movement in net debt in year	**1,460**	202
Net debt at beginning of year	**(3,016)**	(3,218)
Net debt at end of year	**(1,556)**	(3,016)

Segmental analysis

	Turnover 2003 £m	Turnover 2002 £m	**Operating profit* 2003 £m**	Operating profit* 2002 £m	**Net operating assets 2003 £m**	Net operating assets 2002 £m
Business division						
Production Management	**1,449**	1,584	**28**	33	**267**	323
Energy Management	**2,054**	2,341	**170**	237	**729**	956
Development	**755**	698	**52**	42	**297**	299
Continuing operations	**4,258**	4,623	**250**	312	**1,293**	1,578
Discontinued operations	**760**	2,349	**80**	237	**–**	772
	5,018	6,972	**330**	549	**1,293**	2,350
Operating exceptional items			**(119)**	(299)		
Goodwill amortisation			**(122)**	(124)		
Goodwill impairment			**(585)**	–		
Share of operating profits of associated undertakings			**–**	2		
Corporate exceptional items			**(782)**	(816)		
Loss on ordinary activities before interest and taxation			**(1,278)**	(688)		
Geographical analysis by origin						
United Kingdom	**450**	443	**27**	39	**62**	102
Rest of Europe	**992**	1,000	**29**	84	**203**	175
North America	**2,069**	2,340	**184**	152	**638**	843
South America	**100**	158	**(2)**	8	**46**	83
Asia Pacific	**588**	630	**9**	28	**327**	365
Africa and Middle East	**59**	52	**3**	1	**17**	10
Continuing operations	**4,258**	4,623	**250**	312	**1,293**	1,578
Discontinued operations	**760**	2,349	**80**	237	**–**	772
	5,018	6,972	**330**	549	**1,293**	2,350
Operating exceptional items			**(119)**	(299)		
Goodwill amortisation			**(122)**	(124)		
Goodwill impairment			**(585)**	–		
Share of operating profits of associated undertakings			**–**	2		
Corporate exceptional items			**(782)**	(816)		
Loss on ordinary activities before interest and taxation			**(1,278)**	(688)		
Borrowings					**(1,921)**	(3,522)
Cash and short-term deposits					**365**	506
Deferred tax					**(109)**	(177)
Taxation					**(291)**	(244)
Dividends					**–**	(35)
Goodwill					**746**	1,512
Net assets per consolidated balance sheet					**83**	390

Geographical analysis of turnover by destination	**Turnover 2003 £m**	Turnover 2002 £m
United Kingdom	**406**	422
Rest of Europe	**1,020**	1,022
North America	**1,943**	2,203
South America	**124**	174
Asia Pacific	**643**	680
Africa and Middle East	**122**	122
Continuing operations	**4,258**	4,623
Discontinued operations	**760**	2,349
	5,018	6,972

*Before exceptional items, goodwill amortisation and goodwill impairment.

Shareholder information

Registered office
Invensys plc
Invensys House
Carlisle Place
London SW1P 1BX
Telephone +44 (0)20 7834 3848
Facsimile +44 (0)20 7834 3879

Registered in England and Wales number 166023

Stock Exchange listing
The Company's ordinary shares are listed on the London Stock Exchange.

Internet
If you have access to the internet, you are welcome to visit Invensys' website at: www.invensys.com. The annual report and accounts 2003 can be obtained from the Invensys Investor Relations website on: www.invensys.com/investors/index.html

American Depositary Receipts (ADRs)
The Company has a sponsored Level 1 ADR programme for which the Deutsche Bank Trust Company Americas acts as Depositary. Each ADR represents two (2) ordinary shares of the Company. The ADRs trade on the Over-The-Counter (OTC) market under the ticker symbol IVNSY. For enquiries, beneficial ADR holders may contact the Deutsche Bank Trust Company Americas Broker Service Desk on +44 (0)20 7547 6500 or +1 212 602 3761. Registered ADR holders may contact the dedicated Invensys plc ADR shareholder services line on +1 888 778 1318 (toll free for US residents only). Further information is also available at http://www.adr.db.com

Registrars
For all shareholder enquiries and changes of name and address, please contact:

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone +44 (0)870 600 3963
Facsimile +44 (0)870 600 3980
http://www.lloydstsb-registrars.co.uk

Electronic communications
Shareholders can also view up-to-date information about their shareholding and register to receive future electronic communications from the Company by visiting the shareholders' website at www.shareview.co.uk (shareholder reference number, shown on share certificates and tax vouchers, will be required).

Invensys nominee service
The Company has a nominee service under which shareholders can hold their shares electronically rather than in certificate form. Through the service, shareholders can also take advantage of streamlined dealing arrangements. Details of the service are contained in the Invensys Nominee Service brochure which is available from Lloyds TSB Registrars.

Sharegift
Sales of very small holdings of shares may suffer commission that is disproportionate to the sale price. Some sellers may wish to consider donating them to charity through Sharegift, a registered charity administered by The Orr Mackintosh Foundation. A Sharegift donation form is available from the Company's registrars. Further information about Sharegift is available at www.sharegift.org or from The Orr Mackintosh Foundation, 24 Grosvenor Gardens, London SW1W 0DH (telephone +44 (0)20 7337 0501).

Capital gains tax
For the purpose of capital gains tax, the market value on 31 March 1982 of an Invensys ordinary share, adjusted for capitalisation issues, was 35.15016p. Shareholders who are in any doubt as to their tax position should seek specific advice from their financial advisers. Further information in relation to capitalisation issues and other matters affecting the base cost of Invensys ordinary shares may be obtained from the Company Secretary.

Financial calendar

Financial year end 2002/03	31 March 2003
Results for 2002/03 announced	29 May 2003
Annual general meeting	23 July 2003
Interim results for 2003/04 announced	November 2003

Final dates and any changes will be announced and notified as appropriate.

Forward-looking statements
This report includes forward-looking statements, within the meaning of the US Private Securities Litigation Reform Act 1995, which are based on market projections, forecasts and expectations. Forward-looking statements are by their nature subject to uncertainties and external factors that may affect the actual outcomes compared with those anticipated.

Designed and produced by Eichhorn Hedges

This report is printed on paper from sustainable forests using an

SEC No 82 - 2142



"emailalert@hemscott.co.uk" <emailalert
16/06/2003 15:59

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Doc re. Annual report & acc's

This Email News Alert service is brought to you by Invensys and Hemscott - http://www.hemscott.com

RNS Number:3772M
Invensys PLC
16 June 2003

INVENSYS PLC

DOCUMENTS LODGED WITH THE UK LISTING AUTHORITY

Invensys plc confirms that two copies of the following documents have been lodged with the UK Listing Authority in accordance with paragraphs 9.31 and 9.32 of the Listing Rules:

1. Invensys plc Annual report & accounts 2003;
2. Invensys plc Summary financial statement 2003;
3. Invensys plc Chairman's explanatory letter and notice of annual general meeting 2003; and
4. Invensys plc form of proxy in relation to the annual general meeting 2003.

These documents will be available to the public for inspection at the UK Listing Authority's Document Viewing Facility at:

The UK Listing Authority

25 The North Collonade

Canary Wharf

London E14 5HS

Name of contact and telephone number for queries: Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications 020 78213538

Name of Company official responsible for making notification: Emma Sullivan, Assistant Secretary.

Date of notification: 16 June 2003

END

ACSUNUVRORRNAAR
For more information and to contact AFX: www.afxnews.com and www.afxpress.com

For more information on the online Investor Relations services provided by Hemscott please email investorrelations@hemscott.co.uk

To stop receiving news story alerts, please visit http://hemscott.com/scripts/IRAlert.dll/delete?userid=10091&email=venetia.brown@invensys.com

Invensys

Annual general meeting

The Company's annual general meeting will be held at 11.00am on Wednesday 23 July 2003 at the Queen Elizabeth II Conference Centre, Broad Sanctuary, London SW1P 3EE.

Attendance card

If you wish to attend the meeting, please sign this card and bring it with you for production at the registration desk to authenticate your right to attend. Unless you are able to present the card, or alternatively provide acceptable evidence of identity, you may be refused entry to the meeting. For security reasons all hand baggage will be subject to examination. Briefcases and other bulky items must be deposited in the cloakroom. Please note that cameras, tape recorders and similar recording equipment may not be brought to the meeting.

If you have appointed a person other than the Chairman of the meeting to attend on your behalf, both you and your proxy must sign this card below. A proxy is not entitled to speak or to vote except on a poll.

Shareholder's Signature	Proxy's Signature

Invensys

Intention to attend card

If you plan to attend the the 2003 annual general meeting please insert an X in the box and return this reply paid card to our registrars as we like to establish attendance numbers. ☐

We would also like to ascertain matters of interest to shareholders whether or not you intend coming to the annual general meeting. Please set out below any comments that you wish to make and return this reply paid card to our Registrars.

SEC No 82 - 2142

Invensys

Form of proxy

I/We appoint the Chairman of the meeting or ________________

(see note 1) to act as my/our proxy and, on a poll, to vote for me/us on my/our behalf at the 2003 annual general meeting of the Company to be held at 11.00am on Wednesday 23 July 2003 and any adjournment thereof.
Please indicate your vote by marking the appropriate boxes in black ink like this: ☒

Resolutions	For	Against
1 To receive report and accounts for the year ended 31 March 2003	☐	☐
2 To approve the remuneration report	☐	☐
3 To elect/re-elect the following as directors		
a) Mr R L Börjesson	☐	☐
b) Mr J-C Guez	☐	☐
c) Mr A N Hennah	☐	☐
d) Mr M Jay	☐	☐
e) Mr A E MacFarlane	☐	☐
4 To re-appoint Ernst & Young LLP as auditors	☐	☐
5 To authorise directors to determine the auditors' remuneration	☐	☐
6 To authorise purchase of ordinary shares (special resolution)	☐	☐
7 To authorise EU political expenditure	☐	☐

CANCELLED

03 JUN 24 AM 7:21

Notes

1 If you wish to appoint a proxy other than the Chairman of the meeting please insert their name in the space provided and delete 'the Chairman of the meeting'.
2 In the case of a corporation, the form of proxy should be executed under its common seal or under the hand of an officer, attorney or other authorised persons.
3 In the case of joint holders, the signature of one holder is sufficient, but the names of all the joint holders should be stated; the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes from the other joint holders and for this purpose seniority will be determined by the order in which the names stand in the Register of Members in respect of the joint holding.
4 To be valid, the form of proxy must be lodged at the address overleaf or be lodged electronically (see below) not less than 48 hours before the time appointed for the meeting. For those shareholders who prefer not to use the return card on the reverse, please send in an envelope to FREEPOST SEA 11799, Lloyds TSB Registrars, The Causeway, Worthing, BN99 8XQ.
5 CREST members who wish to appoint a proxy through the CREST electronic proxy appointment service may do so. Full details are set out in the accompanying notice of annual general meeting.
6 A proxy need not be a member of the Company but must attend the meeting in person to represent you.
7 Completion of the form of proxy will not preclude a member from attending and voting at the meeting.
8 Subject to any voting instructions given, the proxy may exercise discretion as to whether and if so how they vote on any resolution, by whomsoever proposed (including, without limitation, any resolution to amend a resolution or adjourn the meeting).

Signature (See notes 2 & 3)

Dated 2003

You can submit your proxy electronically at www.sharevote.co.uk using the numbers below:

Reference number | Card ID | Account number

RESPONSE LICENCE No. SEA11749

2

Lloyds TSB Registrars
The Causeway
WORTHING
BN99 8ZR



RESPONSE LICENCE No. SEA11749

2

Lloyds TSB Registrars
The Causeway
WORTHING
BN99 8ZR

SEC No 82 - 2142



Chairman's explanatory letter and notice of annual general meeting

Annual general meeting Wednesday 23 July 2003 at 11.00am This document is important and requires your immediate attention. When considering what action to take, you are recommended to consult an independent financial adviser authorised under the Financial Services and Markets Act 2000. If you have recently sold or otherwise transferred all of your Invensys shares, please pass this document and the accompanying form of proxy to the purchaser or transferee, or to the agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. The notice of annual general meeting is set out on page 3.

16 June 2003



Invensys plc
Invensys House
Carlisle Place
London SW1P 1BX

Registered in England and Wales
no. 166023

Dear Shareholder

I am writing to inform you that the annual general meeting ('the AGM') of the Company will be held on Wednesday 23 July 2003 at 11.00am at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. Details of the business to be considered are set out in the notice of meeting that follows this letter. I would like to explain a number of the matters to be dealt with.

Corporate governance and remuneration report

The Board is committed to high standards of corporate governance and recognises its accountability to shareholders. As you may be aware, it is this year a requirement for listed companies to submit their remuneration reports, including their remuneration policy, to shareholders for approval. As a matter of best practice, we have put our remuneration policy to shareholders each year since 1996. In anticipation of these new statutory changes, the Board put its remuneration report and our policy to shareholders last year and received your approval and we are of course continuing with that practice this year.

Directors

As previously announced, in accordance with Article 87 of the Articles of Association of the Company, both myself and Sir Philip Beck will retire by rotation at the end of this year's meeting, being the third year since we were last elected. We will not be seeking re-election. Martin Jay, who was appointed to the Board on 21 January 2003, will retire in accordance with Article 92 at the AGM and offer himself for election, following which he will succeed me as Chairman. Martin is Chairman of VT Group plc and was previously Chief Executive for 13 years; prior to that he held a range of leadership positions at GEC and was a member of the GEC Management Board. Rolf Börjesson, our Senior Independent Director will be retiring by rotation this year, it being the third year since he was elected and will be seeking re-election. In addition, Adrian Hennah, our new Chief Financial Officer, and two new non-executive directors, Jean-Claude Guez and Andrew Macfarlane, were all appointed during the year and will also retire in accordance with Article 92 at the AGM and offer themselves for election. All these appointments followed formal recruitment processes conducted by the Nominating Committee on behalf of the Board and their biographical details showing their respective backgrounds and the industry and technical experience that they will bring to the Invensys board are set out on page 17 of the annual report and accounts and page 14 of the summary financial statement.

Authority to allot shares

Shareholders gave authorities at last year's meeting in relation to the allotment of shares that do not expire until 24 July 2007 and therefore no further authority will be sought this year.

Authority to purchase own shares

Under Resolution 6, which will be proposed as a special resolution, the Company seeks to renew the current authority to make purchases in the market of its own ordinary shares subject to specified limits. The directors have no present intention of making any purchases but believe that the Company should retain the flexibility to take action if circumstances changed and future purchases were considered desirable and in the best interests of shareholders, and could be expected to increase earnings per share.

The number of ordinary shares that the Company may purchase pursuant to this authority will be limited to a maximum of 349,000,000 ordinary shares representing approximately 10% of the total share capital of the Company in issue at the date of this letter. This authority will expire at the conclusion of the next annual general meeting.

Political Parties, Elections and Referendums Act 2000 ('the PPER Act')
The Company's policy is that we do not make donations to political parties and we do not intend to change that policy.

The PPER Act came into force in 2001 and covers activities throughout the European Union. It includes very broad definitions of political donations and EU Political Expenditure which may have the effect of covering a number of normal business activities that might not be thought to be political expenditure in the usual sense. These could include sponsorship of industry forums, involvement in marketing activity and seminars and functions to which politicians may be invited and the making of provision for employees to take time off to campaign for and hold public office or to take part in union activities.

Unfortunately, the PPER Act's definitions of these matters involve a number of areas of uncertainty and ambiguity that require guidance and clarification in due course by the Government or the courts. Meanwhile, on a precautionary basis and to avoid contravening the legislation, we and other companies have been advised that it would be prudent to follow the procedure specified in the PPER Act to obtain shareholder approval to incur a reasonable level of expenditure to cover all these normal business activities. Resolution 7 seeks authority to incur total expenditure of up to £200,000 over the period of 4 years expiring on 23 July 2007. The Board emphasises that it will not use this authority to make any political donations as that expression would have been understood before the PPER Act was introduced.

Proxies and voting
We are again providing facilities for proxies to be submitted electronically by those shareholders who wish to do so. Proxies may also be submitted by post as in previous years by shareholders preferring to continue with that method. Details are set out in the notice of meeting and on your proxy card. With your proxy is a card on which you may make comments or ask a question and I will endeavour to provide a response to the most frequently raised matters in my address to the meeting.

Following the practice adopted last year, all substantive resolutions at the meeting will be decided by poll which will allow greater transparency in relation to the votes that have been cast by all our shareholders. Voting on a show of hands will continue to apply to procedural matters in relation to the efficient conduct of the meeting.

Recommendation and action to be taken
The Board considers that the proposed resolutions in the notice of meeting are in the best interests of the Company and its shareholders and recommends that you vote in favour as the directors intend to do in respect of their own beneficial holdings. Whether or not you intend to come to the meeting, please complete and return the accompanying prepaid form of proxy to the Company's registrar or use the electronic proxy facilities by not later than 11.00am on 21 July 2003. By doing so you will not preclude yourself from attending and voting in person at the meeting.

Yours sincerely

Lord Marshall of Knightsbridge
Chairman



Notice of annual general meeting

Notice is hereby given that the 2003 annual general meeting of Invensys plc will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Wednesday 23 July 2003 at 11.00am for the following purposes:

Ordinary business

1 To receive the report of the directors and the audited statement of accounts for the year ended 31 March 2003.

2 To consider as an ordinary resolution: 'That the Board's remuneration report contained in the report and accounts for the year ended 31 March 2003 be and is hereby approved.'

3 To elect or re-elect the following as directors who retire in accordance with the Articles of Association and offer themselves for election or re-election (to be proposed as separate resolutions):

- **a** Mr R L Börjesson
- **b** Mr J-C Guez
- **c** Mr A N Hennah
- **d** Mr M Jay
- **e** Mr A E Macfarlane

4 To re-appoint Ernst & Young LLP as auditors.

5 To authorise the directors to determine the auditors' remuneration.

Special business

6 To consider and, if thought fit, pass the following resolution, which will be proposed as a special resolution: 'That the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of its ordinary shares of 25p each ('ordinary shares') provided always that:

- **a** this authority is limited to a maximum number of 349,000,000 ordinary shares;
- **b** the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary shares are contracted to be purchased (exclusive of expenses);
- **c** the minimum price which may be paid for an ordinary share is 25p (exclusive of expenses); and
- **d** the authority hereby conferred shall, unless renewed prior to such time, expire at the conclusion of the Company's next annual general meeting, save that the Company may before such expiry enter into any contract under which a purchase of ordinary shares may be completed or executed wholly or partly after such expiry and the Company may purchase ordinary shares in pursuance of such contract as if the authority conferred hereby had not expired.'

7 To consider and, if thought fit, pass the following resolution as an ordinary resolution: 'That the Company be and is hereby authorised to make donations to EU Political Organisations and to incur EU Political Expenditure in an aggregate amount not exceeding £200,000 during the period from 23 July 2003 to 23 July 2007; for the purposes of this resolution, 'Donations', 'EU Political Organisation' and 'EU Political Expenditure' have the meanings ascribed thereto in section 347A of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).'

By order of the Board
J R W Clayton
Company Secretary
16 June 2003

Notes:

1 Any member of the Company entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and, upon a poll, to vote on behalf of such member. A proxy need not be a member of the Company.

2 A form of proxy is enclosed. To be effective, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed, or a duly certified copy thereof, must be deposited with the Company's registrar at the address shown on the form of proxy not later than 11.00am on 21 July 2003. Completion of a form of proxy will not preclude a member from attending and voting at the meeting in person.

3 A form of proxy can also be completed via the internet. On the enclosed form of proxy there is a printed Reference number, Card ID and Account number which, together, make up a unique 24-character reference. This number is unique to each member. To complete and lodge a form of proxy, a member can either complete the enclosed form of proxy and return it to the address on the reverse of the form of proxy or log onto www.sharevote.co.uk and complete a proxy on-line.

4 CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the annual general meeting to be held on 23 July 2003 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent, Lloyds TSB Registrars (ID 7RA01) by 11.00am on 21 July 2003. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

5 Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those members registered in the register of members as at 6.00pm on 21 July 2003 shall be entitled to attend and/or vote at the meeting. Changes to entries in the register of members after 6.00pm on 21 July 2003 shall be disregarded in determining the rights of any person to attend and/or vote at the meeting.

6 The following documents will be available for inspection at the registered office of the Company during usual business hours on any weekday from the date of this notice until the annual general meeting and will be available at the annual general meeting from 10.45am until the conclusion of the meeting:

a copies of all contracts of service between the Company and the directors of the Company; and

b the Register of Directors' Interests in the share capital of the Company maintained in accordance with section 325 of the Companies Act 1985.

7 As at 3 June 2003 options over 215,954,927 new ordinary shares representing 6.2% of the current issued share capital were outstanding under all employee share schemes adopted by the Company. This would represent 7.7% of the issued share capital if the maximum number of ordinary shares were purchased under both the existing authority approved at the 2002 annual general meeting and the proposed authority under Resolution 6.

Shareholders with disabilities

The Queen Elizabeth II Conference Centre is wheelchair accessible and the auditorium, which is on the ground floor, is fitted with an induction loop. Some parking spaces are available for disabled drivers. If you have any parking, special access or other needs please contact us on telephone 020 7821 3719, facsimile 020 7821 3884 or e-mail jaime.tham@invensys.com and we will be pleased to provide appropriate help.


invensys

Registered office: Invensys House, Carlisle Place, London SWIP IBX
Registered in England and Wales no. 166023

Invensys plc
Invensys House
Carlisle Place
London SWIP IBX
Telephone +44 (0)20 7834 3848
Facsimile +44 (0)20 7834 3879
www.invensys.com

File No. 82-4406

SCHWARZ PHARMA

Annual Report 2002

This Annual Report is published on the internet: www.schwarzpharma.com

Financial Overview SCHWARZ PHARMA-Group

		1998	1999	2000	2001	2002
From the Consolidated Statement of Income (€ in thousands)						
Net sales		681,644	705,883	736,192	767,728	963,534
Gross margin		458,332	412,072	431,583	466,018	638,469
Selling, general and administrative expense		267,034	293,223	301,012	313,195	378,509
Research and development expense		59,225	77,064	91,482	106,982	124,236
Operating profit		103,925	(29,820)	(3,613)	16,552	74,936
Net income		**60,349**	**8,254**	**13,624**	**40,505**	**48,393**
From the Consolidated Balance Sheet (€ in thousands)						
Cash and cash equivalents		26,533	35,603	23,993	32,282	161,324
Other current assets		234,077	261,295	219,433	258,974	280,802
Property, plant and equipment		132,655	164,867	179,526	193,034	171,997
Goodwill and other intangible assets		399,107	339,178	320,340	348,738	295,240
Long-term investments and other assets		20,785	66,055	73,664	71,921	107,281
Short and long-term debt		159,750	173,851	128,209	174,875	146,306
Other current liabilities		128,792	165,756	153,933	145,492	288,372
Accruals and other long-term liabilities		30,479	38,142	36,165	41,294	51,582
Shareholders' equity		494,136	489,249	498,650	543,288	530,384
Total		**813,156**	**866,999**	**816,957**	**904,949**	**1,016,644**
From the Consolidated Statement of Cash Flow (€ in thousands)						
Cash flow from operating activities		82,450	39,022	103,227	71,176	190,395
Depreciation / amortization (incl. impairment)		61,387	106,388	72,836	62,421	61,535
Cash flow from investing activities		(107,230)	12,125	(41,505)	(95,611)	(11,105)
Investments		(128,973)	(115,962)	(64,007)	(97,120)	(30,183)
Cash flow from financing activities		24,006	(42,637)	(74,364)	31,844	(35,566)
Key Figures						
Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)*	in € million	160.4	76.9	66.8	80.0	140.8
Earnings Before Interest and Taxes (EBIT)*	in € million	99.0	14.2	(3.7)	18.9	82.3
Earnings per share (Basic)	in €	1.34	0.19	0.31	0.92	1.10
Dividend per share	in €	0.64	0.13+0.39	0.28	0.30+0.30	0.60
Cash flow per share**	in €	1.83	0.87	2.35	1.62	4.31
Equity ratio	in %	60.8	56.4	61.0	60.0	52.2
Employees (annual average)	heads	3,101	3,347	3,233	3,428	3,739

* adjusted for one-time effects
** cash flow from operations

Letter to the Shareholders

Dear Shareholders and Friends
of SCHWARZ PHARMA,

The 2002 financial year was a successfull year for us. We not only increased sales and net income significantly, but also achieved an important milestone for the SCHWARZ PHARMA Group with the market launch of generic omeprazole in the U.S. Earnings from this business will help to enhance our transformation into an innovative pharmaceutical company.

In addition, the year 2002 was characterized by decisive progress in the development of our pipeline projects.

The SCHWARZ PHARMA Group increased sales by 25.5% in 2002 to € 963.5 million. The operating result improved significantly by € 58.4 million to € 74.9 million. This development was due to the market introduction of generic omeprazole in December 2002. The net income for the year rose by 19.5%, or by 200.6% on an adjusted basis, to a total of € 48.4 million. We are therefore proposing an annual dividend of € 0.60 per share.

The development pipeline of SCHWARZ PHARMA is focused on the therapeutic areas neurology and urology and now consists of two projects in phase III, three projects in phase II b as well as one project in clinical phase I. We achieved the following milestones in 2002:

The international phase III clinical study program with the Parkinson's patch rotigotine CDS for the treatment of Parkinson's disease is making good progress. The results should be available in the first quarter of 2004.

In a phase II study with rotigotine CDS for the indication of restless legs syndrome (RLS), it was demonstrated that rotigotine CDS produced a dose dependent reduction in symptoms.

In November 2001 we licensed the Japanese development and marketing rights for rotigotine CDS to Otsuka Pharmaceutical Co. of Tokyo, Japan.

The results of the phase II project with harkoseride for the treatment of neuropathic pain are very promising: A study to treat the chronic pain caused by diabetic neuropathy showed a significant reduction of pain symptoms with good tolerability.



The results of a phase II study in epilepsy with harkoseride as adjunctive therapy indicated a reduction of epileptic seizures by more than 50% in a third of all patients as well as good tolerability.

Our compound, fesoterodine, is under development for the indication of overactive bladder/urinary incontinence. Results of the phase IIb study demonstrated a dose-related reduction in symptoms and good tolerability. Consequently, fesoterodine is now entering clinical phase III.

In June 2002, SCHWARZ PHARMA also acquired a new urology project involving the compound pamirosin, an α-receptor-blocker for the treatment of benign prostate hyperplasia, in clinical phase I.

For the fiscal year 2003, we are expecting a significant sales expansion to € 1.9 billion, at current US-Dollar exchange rates. Net income will rise to € 250 million.

Earnings from the sales of generic omeprazole represents a unique opportunity. We plan to use this cash flow within our strategy to assure and expand the earnings potential of SCHWARZ PHARMA on a sustainable basis. We will strengthen and expand our development pipeline and will search for suitable product acquisitions. These activities will be focussed in the U.S. and the preferred therapeutic areas are neurology and urology.

At this point we would like to thank all our employees for their impressive commitment and skills which they use for the benefit of the customers and shareholders of SCHWARZ PHARMA.

We would also like to thank our customers, business partners and shareholders for their confidence and loyalty to SCHWARZ PHARMA.

Patrick Schwarz-Schütte
Jürgen Baumann Prof. Dr. Iris Löw-Friedrich
Detlef Thielgen Dr. Klaus Veitinger

Monheim, March 2003

Report of the Supervisory Board

In the course of five meetings with the Executive Board in the fiscal year 2002, the Supervisory Board received in-depth information on the business development of the SCHWARZ PHARMA-Group. In addition to the most recent sales analysis, the focus of the meetings was on quarterly earnings analysis as well as the net asset and financial position of the company and its subsidiaries. There were also five meetings of the personnel committee of the Supervisory Board, responsible for management staff affairs. The Supervisory Board received a report about these meetings.

Regular reporting by the Executive Board and analysis by the Supervisory Board included: the progress and market introduction status of development projects, especially the further expansion of the development pipeline the improvement of the market position of the affiliates in the key markets of Europe and the U.S., including strategic product sales; development of the lawsuit and the market introduction of the generic version of the gastrointestinal drug omeprazole by KUDCo in the U.S. and the mid-term development strategies of the SCHWARZ PHARMA-Group, on which the Supervisory Board received continuous updates.

The finance, investment and personnel plans submitted by the Executive Board were reviewed and the Supervisory Board examined fundamental questions of corporate planning, which especially included the analysis of developments that deviated from previously reported targets. The Supervisory Board analyzed the corporate cost structure and compared it with industry standards. Last but not least, the examination of the Supervisory Board included the risk management system of the SCHWARZ PHARMA-Group and the associated procedural rules and processes.

Other matters for Supervisory Board resolutions were the Executive Stock Option Program 2000 (3rd tranche) with the associated creation of contingent capital, as well as issuing employee shares. The Supervisory Board suggested resolutions to the Annual Meeting of Shareholders concerning the renewal of the authorization to purchase and utilize its own

The complete report is published on the Internet: www.schwarzpharma.com



shares, the renewal of the authorization to issue convertible and/or warrant-linked bonds and the creation of contingent capital, as well as a restructuring of the share capital (share split 1:2 as of July 15, 2002). A list of transactions and measures that require the prior approval of the Supervisory Board was also ratified, and forms part of the internal regulations. Finally, the Supervisory Board passed a resolution about the Declaration of Conformity pursuant to § 161 of the Stock Corporation Act together with the German Corporate Governance Code.

The financial statements and the management report for SCHWARZ PHARMA AG and the consolidated financial statements for 2002 were audited and given an unqualified audit certificate from the auditors Ernst & Young, Deutsche Allgemeine Treuhand AG, Wirtschaftsprüfungsgesellschaft, Düsseldorf, who were retained by the Supervisory Board in October 2002 to audit the annual accounts with specific focus on defined areas. The financial statements, including the Auditor's Report, were presented to the Supervisory Board for examination in good time. The Supervisory Board acknowledged and approved the results of the audit and the audit conclusions as submitted by the auditor who attended the meeting of the Supervisory Board on March 20, 2003. There were no objections following the Supervisory Board's review of the final results. The Supervisory Board approved the financial statements of SCHWARZ PHARMA AG submitted by the Executive Board and the consolidated financial statements for the 2002 fiscal year and thereby adopted them. It will propose a cash dividend of € 0.60 per share to the Annual Meeting of Shareholders.

The Supervisory Board accepted the resignation of the Executive Board member, Mr. Klaus Langer, effective July 1, 2002. Mr. Detlef Thielgen was appointed as deputy member of the Executive Board on February 1, 2002 and became a full member of the Executive Board with responsibility for Finance, Controlling and Corporate Information Management on October 8, 2002. Mr. Jürgen Baumann and Dr. Klaus Veitinger were reappointed as members of the Executive Board for another three years by a resolution of December 9, 2002.

The Supervisory Board would like to express its gratitude and appreciation to the Executive Board members, Works Council members, senior managers and employees for their efforts during the year 2002.

Dr. Hans-Dietrich Winkhaus
Chairman of the Supervisory Board

Monheim, March 2003

Our Identity – What we stand for

During recent years SCHWARZ PHARMA has changed significantly. This was driven by the international expansion of the company as well as by the focus of SCHWARZ PHARMA on developing innovative products for use in therapeutic areas such as neurology and urology. Therefore, it was important that our strategy and corporate culture were defined in a clear and definitive statement that integrates our existing values and the way we see ourselves.

Our Mission

SCHWARZ PHARMA is a multinational pharmaceutical company.
We strive to serve unmet medical needs by developing and marketing innovative products for specialty markets.
We are committed to providing excellent services to our customers and creating significant value for our investors.

Our Values

Our values are based on our common strengths that have made SCHWARZ PHARMA the company it is today. At the same time these values empower us to live up to the expectations of the future. They also set standards for all our activities and provide consistent guidelines for the fulfillment of our mission.

A characteristic element of our value system – besides our customer orientation – is the freedom for everybody to responsibly work in an entrepreneurial way. This feature clearly differentiates SCHWARZ PHARMA from other corporations, but is also seen by our employees as an important motivating factor. Comparable to athletes, who compete with each other within the framework of a fair competition, other values such as integrity, fairness and respect, are important features of the way we perceive ourselves.

An important requirement for a mutual corporate culture is not only to communicate it verbally but also to find a way to let everybody experience it. We chose the figurative world of sports to illustrate our values in an unmistakable and emotive way. The images and their esthetic impressions are symbols for our values – they are 'ambassadors' mediating between the values and the people who fill them with life every day.

Entrepreneurship

As entrepreneurs we constantly strive for innovation of our products, improvement of services to our customers, and creation of sustainable value for our investors.

We rely on our competence and our commitment to our tasks and to each other.

We have the freedom to act and to take entrepreneurial decisions.

Accordingly we take responsibility for our actions.

We admit mistakes and learn from them.

Like a runner who strives for victories and records, we strive for extraordinary performances for our customers and investors. We enjoy challenging ourselves in a competition, starting successfully, being better than others and working hard for it. Like a runner we know where we want to go – regarding the expansion of our company as well the development of innovative products.

Therefore we chose the image of runners in their starting position as an allegory for our entrepreneurial dynamic. The physical power and dynamic that the photograph expresses is a symbol for our entrepreneurial power and dynamic, which every single person in our company possesses in order to achieve the ambitious objectives we set ourselves.



Customer Orientation

We are dedicated to meeting our customers' needs and expectations.

For each of our customers, we go the extra mile and offer the extra smile.

Our customers are always right.

The handing over of the baton is meant as an allegory for the highest possible customer orientation. A precise hand-over happens within seconds and requires a maximum of concentration and mutual understanding of both parties. Perfect coordination of both partners and mutual trust are indispensable requirements for joint success.

Comparable to runners taking part in a relay race we, too, must do the right thing at the right time in order to fulfill the demands and live up to the expectations of our clients in order to achieve our joint objectives. Therefore we see our customer orientation as a constant pursuit of trust and understanding, but also as a challenge to precisely fulfill the demands of our clients at the right time. As the relay team does, we see passion and teamwork as key elements for success, in contrast to indifference and individual competition.



Integrity

We say what we mean and we do what we say.

We are ethical in what we do.

All that we do could be explained to our families as well as to the public.

For athletes, it goes without saying that not only their performance but also a sense of fairness and compliance with the rules are the requirements for a fair competition. Therefore integrity is the basis for genuine success in sports. The allegory for this sports-value is the referee: He is the middleman between the dynamic course of the game and compliance with the regulations. He controls the game within the set framework which is generated by the sense of fairness and the rules. Nevertheless, he never slows the game down, interferes with it or favors one party while discriminating against another. He can confidently justify his activities and decisions to the sportsmen and the spectators at any time.

Like the referee we also consider integrity to be our cornerstone. As a pharmaceutical company we understand the high level of responsibility associated with all our activities.

Fairness and Respect

We respect the unique personality of every individual and appreciate diversity.

We value the ability to listen and to consider each other's point of view as key to good teamwork and fair relationships.

We build our relationships on mutual trust.

Fairness and respect characterize even the toughest sports-competitions. In most sports and societies it is important that the opponents show their respect and appreciation before or after the competition. This is usually done by symbolic acts. Thus the handshake after a tennis match means a lot more than just an accustomed ritual. It is an expression of mutual appreciation for each other's performance as well as respect for the other person.

The handshake after a competition symbolizes our values 'fairness and respect'. Comparable to ambitious athletes we also base our relationships within the company or with external parties on mutual respect and fair cooperation. It goes without saying that we appreciate the performances of others and meet them in an open and friendly manner.



The new Look of SCHWARZ PHARMA

The change of our company, driven by the international expansion and the transformation to an innovative pharmaceutical company demanded not only a new formulation of the Corporate Identity, but also a revision of the visual appearance, in order to internally and externally express the corporate change. The new visual identity works as a mediator between the company, its customers, partners and the public. It provides orientation in an environment which is often distracting in its confusion. It combines all our various activities by creating one common denominator that integrates them all and enables us to communicate in a clear and consistent way.

In developing the new Corporate Design we deliberately tried to avoid radical or only short-term changes. In fact, we wanted to show the development of the company, while trying to incorporate our visual tradition. Therefore the new Corporate Design expresses both our history as well as our future and thereby communicates reliability and stability as well as authenticity and well-planned evolution.

The main element is the re-designed logotype. It represents the values and the identity of SCHWARZ PHARMA in a symbolic way.

SCHWARZ

PHARMA

in	mm
0.591 in	15.0 mm
0.197 in	5.0 mm
0.099 in	2.5 mm
0.197 in	5.0 mm
0.493 in	12.5 mm

40 mm
1.576 in

100 mm
3.940 in

The Financial Year 2002 in Overview

The SCHWARZ PHARMA Group increased its sales by 25.5% to € 963.5 million.

The net income of SCHWARZ PHARMA rose significantly to € 48.4 million. We propose a dividend of € 0.60 per share.

The development pipeline has made significant advances: it includes now two phase III projects and all phase II projects have demonstrated proof of concept.

Breakdown of sales by region


Asia
3 %
Germany
25 %
U.S.
42 %
Europe
30 %

Sales development 2002

The SCHWARZ PHARMA Group increased sales by 25.5% in 2002 to € 963.5 million. After adjustments for currency fluctuations, the sales increase was 28.6%. The development of sales in the pharmaceutical business was as follows:

Europe

The German marketing organization achieved a 6.0% increase of sales to € 222.7 million. The products with the highest sales contribution were the gastrointestinal agent Rifun® (pantoprazole, € 36.1 million; +7.7%), the anti-asthmatic drug Atmadisc® (salmeterol xinafoate, € 28.0 million; +75.2%) and the anti-hypertensive drug Provas® (valsartan, € 24.5 million; +45.4%).

The complete Financial Statements are published on the internet: www.schwarzpharma.com

In other European markets, sales increased by 3.7% to a total of € 281.6 million. Sales developments varied in different markets: In Italy, sales rose by 3.2% to € 58.9 million. In France, the decline in sales was reduced over the course of the year and fared better than expected with a decline of –1.6% to € 56.2 million. The Spanish market is still under the influence of state-mandated price reductions and SCHWARZ PHARMA sales declined by 5.4% to € 41.9 million. Sales in United Kingdom decreased by 3.3% to € 30.7 million. The Polish affiliate realized a double-digit sales growth of 15.6% to € 27.7 million. Sales in Eastern Europe and export sales expanded by a similar growth rate (+15.4%) with a sales volume of € 66.2 million.

USA

Driven by the launch of the KUDCo's generic omeprazole, U.S. sales expanded by 75.2% to € 404.5 million. In U.S. Dollars, the growth rate was 84%. The generic drug omeprazole attained sales of € 176.3 million. On the branded side, the cardiovascular products Univasc®/Uniretic® (moexipril, € 62.5 million; +9.6%) and Verelan® PM (verapamil HCL, € 36.9 million; +10.2%) were important sales contributors.

Asia

The affiliates in Asia were able to continue their positive sales trend and increased sales by 40.4% to € 24.8 million.

Breakdown of sales by indication


Urology
4%
Central
Nervous System 4%
Others
12%
Cardiovascular
48%
Gastrointestinal
32%

Earnings Development 2002

Gross profit for 2002 rose by 37.0% to € 638.5 million – a faster growth rate than sales. This was due to an improved product mix (higher margin products achieved a larger percentage of sales) driven especially by the introduction of generic omeprazole.

Selling, general and administrative expense increased at a lower pace than sales. The increase by 20.9% to € 378.5 million was driven by legal expenses and licensing fees associated with generic omeprazole, higher personnel costs and increased insurance premiums.

Research and development expense increased by 16.1% to € 124.2 million. This reflects the development activities of the SCHWARZ PHARMA Group in 2002: Almost 3,000 patients were included in clinical studies in more than 400 clinical centers in over 25 countries.

Amortization of intangible assets declined by 10.9% to € 34.2 million, primarily as a result of the discontinuation of amortization of goodwill under US-GAAP since January 2002. In addition, amortization for several product rights have expired. Impairment expense pursuant to FAS 142/144 included depreciation of product rights both in 2001 and 2002 as well as depreciation for investment in a company for 2002.

Other operating income and expenses showed expenditures in the amount of € 23.5 million, after a positive figure of € 10.4 million in the previous year. This is primarily due to third party payments by KUDCo for its omeprazole generic.

The 2002 operating result significantly exceeded the 2001 operating result of € 16.5 million and rose to € 74.9 million.

The financial result in the amount € –9.1 million reflects the normal use of debt in 2002, whereas the 2001 figure contained substantial interest payments from Axcan. Such interest payments will no longer be received, since AXCAN Pharma Inc., Canada fully paid off the remaining purchase price for all shares in the joint venture AXCAN SCHWARZ LLC at the end of June 2001.

Other operating income and expenses fell significantly, as the remaining purchase price in the amount of € 42.9 million for AXCAN SCHWARZ LLC had been reflected in the previous year. Adjusted for these non-recurring earnings, other operating income and expenses increased from € 10.1 million to € 14.6 million. The sale of product rights which are no longer part of the strategic focus of the SCHWARZ PHARMA Group, in Spain, Italy and the U.S., as well as revenues from the sale of marketable securities were the reason for this increase.

The income before taxes in 2002 was € 80.4 million. This is € 15.3 million or 23.5% more than in the previous year. Due to the higher profits which were taxable in the U.S., taxes on income increased by 29.2% to € 32.0 million. Consequently, net income was € 48.4 million, which represents an increase of 19.5%.

Adjusted for the 2001 Axcan non-recurring earnings, which had a net positive effect of € 24.4 million, SCHWARZ PHARMA was able to triple its net income to € 48.4 in 2002 compared to the amount of € 16.1 million in the previous year.

Corresponding earnings per share for 2002 were € 1.10. The proposed dividend is € 0.60 per share.

The number of shares doubled as a result of a stock split on July 15, 2002 (ratio 1:2) to 43.987 million. Additional shares from the stock option program and shares from own holdings were floated. As a result 44.752 million shares are outstanding. The average number of shares outstanding in 2002, used for the calculation of the earnings per share 2002, was 44.172 million shares.

Earnings per share


2001
2002
0.30
+ 0.30
0.92
0.60
1.10
Dividends per Share
Earnings per Share
Dividends per Share
Earnings per Share

Financial Situation in 2002

Cash flow from operating activities increased by 167.5% to € 190.4 million. This was primarily driven by the launch of the generic product omeprazole.

Net cash flow used in investment activities was € 11.1 million, compared to € 95.6 million in the previous year. SCHWARZ PHARMA invested € 21.9 million in property, plant and equipment, compared to € 32.9 million in 2001. Investments for intangible assets were 8.2 million (2001: € 60.7 million) primarily invested in software and product rights. This was compensated by the sale of product rights in Spain, Italy and the U.S., and by the proceeds from the sale of securities amounting to € 19.0 million.

Investments (€ million)	2001	2002
Intangible Assets	60.7	8.2
Property, plant and equipment	32.9	21.9
Investments in Marketable Securities	3.6	0.0
Total	97.2	30.1

Cash flow used in financing activities amounted to € 35.6 million compared to € 31.8 million in the previous year. Cash flow from the base business was used to reduce short-term debt. Compared to the status on January 1, 2002, the liquid funds of the SCHWARZ PHARMA Group on December 31, 2002 had increased by € 161.3 million. The financial structure of the SCHWARZ PHARMA Group has experienced a positive change as of December 31, 2002. Short-term debt has been reduced while long-term debt has been simultaneously increased. Thus, SCHWARZ PHARMA is taking advantage of the current favorable interest rates and has achieved increased planning security for the future. Since the funds from the omeprazole market launch were only received on the financial statement deadline, no other debt has been reduced.

Exchange rate effects have led to a slight equity capital reduction by 2.4%. As a result, the equity ratio was 52.2% compared to 60.0% at the end of 2001. The balance sheet total on December 31, 2002 increased by 12.3% to € 1,016.6 million.

Employees 2002

In addition to the re-definition of our mission and our values we developed new leadership guidelines, which became an important feature of our leadership. The combination of ambitious as well as realistic objectives which can be found in these leadership guidelines will provide orientation and direction. They create an environment where people like to work and want to do their best. They also help to develop and empower individuals and teams.

In 2002, the number of employees increased by 202 to 3,744. The average over the year increased by 311 to 3,739. The new employees were primarily hired in marketing and sales in Germany, Eastern Europe and Asia and in clinical development.

Employees by sectors	
Marketing & Sales	48%
Production	26%
Service	15%
Research & Development	11%

By regions	
Germany	41%
Europe	32%
USA	19%
Asia	8%

Research & Development 2002

In place of cost-intensive basic research which carries a high degree of risk, SCHWARZ PHARMA seeks co-operations with partners at universities and in research companies within the biotechnological and pharmaceutical sectors. All development projects are coordinated globally from bases in Germany, Ireland, USA and Japan. The group undertakes worldwide search activities, as well as pre-clinical, pharmaceutical and clinical drug development. The work focuses on the therapeutic areas of neurology and urology.

Six promising development projects

Four projects are undergoing studies in clinical development in the area of neurology: the project to treat Parkinson's disease with rotigotine CDS is in phase III. In addition, we are working on a phase II project with rotigotine CDS for the indication of Restless Legs Syndrome (RLS) as well as two other phase II projects for the treatment of epilepsy and neuropathic pain with the compound harkoseride.

In urology, fesoterodine for the treatment of overactive bladder and urinary incontinence is now in phase III, while the compound pamirosin for the treatment of benign prostatic hyperplasia is in clinical phase I.

Neurology: Parkinson Project in Phase III; Three Further Projects in Phase IIb

The phase III studies on the treatment of Parkinson's disease with the Parkinson patch rotigotine CDS are making good progress: the studies have already enrolled more than 1,000 patients. Overall, more than 1,200 patients in early and advanced stages of Parkinson's disease are expected to be treated in the double blind and placebo controlled studies. The aim is to demonstrate efficacy and safety of the new dopamine agonist rotigotine CDS, which is applied to the skin once a day as a patch. Parkinson's disease is a functional disorder of the central nervous system. The patients suffer from a lack of dopamine, a messenger substance in the central nervous system, which is responsible for the co-ordination of movement. In contrast to dopaminergic agents in tablet form, transdermal administration of rotigotine results in stable plasma levels which may lead to consistent efficacy and improved tolerance. This could be a milestone in improving the quality of life of patients who suffer from this disabling disease. The results of the phase III studies should be available in the first quarter of 2004. The projected future sales potential is approximately € 350 million per annum.

Otsuka Pharmaceutical Co. Ltd., of Tokyo, Japan acquired the exclusive development and marketing rights for rotigotine CDS in Japan in November 2002. SCHWARZ PHARMA receives milestone payments under this agreement and has established a collaboration with an established and renowned Japanese pharmaceutical company.

In a phase II study with rotigotine CDS for the indication of Restless Legs Syndrome (RLS), it was demonstrated that rotigotine CDS produced an apparent dose-related reduction in symptoms. A double blind, placebo-controlled phase IIb study involving 250 subjects is scheduled to begin in the second quarter of 2003. Up to 9% of the population suffers from this illness which is characterized by an unpleasant hyperkinesia of the legs, occurring primarily in the evening and at night. Dopamine agents are thought to be an effective treatment for the condition. The potential sales potential is € 200 million per annum.

The results of a phase II study for the treatment of epilepsy with the compound harkeroside as a supplementary therapy demonstrated a 50% reduction of epileptic seizures in more than a third of all patients. Harkoseride was well tolerated by the patients. International, double blind and placebo-controlled phase IIb studies are in progress to confirm these results. A study enrolling a total of 500 patients commenced in February 2002. The expected sales potential is € 300 million per annum.

The results of the phase II project with harkeroside for the treatment of neuropathic pain are very promising: a study on diabetic neuropathic pain, a very common chronic pain, has demonstrated a significant reduction of pain symptoms with very good tolerance. Phase IIb trials will start in the fourth quarter of 2003. Currently there is hardly any drug approved for the treatment of neuropathic pain, a serious and underserved disease. However, anti-convulsant drugs are often used by physicians and patients to relieve this pain. The sales potential for harkoseride is estimated to be € 400 million per annum.

Urology: Incontinence Project in Phase III; One Further Project in Phase I

The results of the double blind, placebo-controlled phase IIb study with fesoterodine, the compound for the treatment for overactive bladder/urinary incontinence, demonstrated a significant dose-related reduction of symptoms. Fesoterodine was well tolerated by patients.

Once these promising results became available in February 2003, fesoterodine entered clinical phase III. The anti-muscarinic agent fesoterodine is a patent protected new chemical entity developed by SCHWARZ PHARMA. It is characterized by its known mechanism of action and the expected sales potential is in the magnitude of € 450 million per year.

In June 2002, SCHWARZ PHARMA acquired the development and marketing rights for the new compound pamirosin for the treatment of benign prostatic hyperplasia from the Indian pharmaceutical company Ranbaxy Laboratories Ltd. pamirosin is expected to offer patients fast and effective relief from symptoms and will be developed and marketed by SCHWARZ PHARMA in the U.S., European and Japanese markets. More than 51 million men suffer from the condition in these regions. Pamirosin is a uroselective alpha-blocker, an established compound class for the treatment of benign prostatic hyperplasia. The project is already in clinical phase II in India, but is still in phase I in Europe and the USA. Phase IIb clinical studies involving more than 400 subjects are scheduled to begin in the first quarter of 2004. The projected sales potential is approximately € 450 million p.a.

Development pipeline

	Neurology	Urology
Phase III	*Rotigotine CDS* Parkinson's disease	*Fesoterodine* Overactive bladder/ urinary incontinence
Phase IIb	*Harkoseride* Epilepsy *Harkoseride* Diabetic neuropathic pain *Rotigotine CDS* Restless legs syndrome	
Phase I		*Pamirosin* Benign prostate hyperplasia

Consolidated Statement of Income

SCHWARZ PHARMA AG and Subsidiaries

For the business year from January 1 to December 31 (€ in thousands; except per share amounts)	2000	2001	2002
Net sales	736,192	767,728	963,534
Cost of goods sold	304,609	301,710	325,065
Gross profit	**431,583**	**466,018**	**638,469**
Selling expense	244,209	254,078	293,175
General and administrative expense	56,803	59,117	85,334
Research and development expense	91,482	106,982	124,236
Amortization and depreciation of intangible assets	46,354	38,413	34,236
Impairment loss (according to FAS 142)	2,326	1,329	3,062
Other operating income (expense) – net	5,978	10,453	(23,490)
Operating income (loss)	**(3,613)**	**16,552**	**74,936**
Interest and similar income	15,509	3,613	2,499
Interest expense	8,939	8,036	11,637
Other income (expense) – net	14,820	52,985	14,605
Income before income taxes and minority	**17,777**	**65,114**	**80,403**
Income tax	4,369	24,822	32,032
Minority interest	(216)	(213)	(22)
Net income	**13,624**	**40,505**	**48,393**
Earnings per share (basic) in €	0.31	0.92	1.10
Earnings per share (diluted) in €	0.31	0.92	1.09

The complete Financial Statements are published on the internet: www.schwarzpharma.com

Consolidated Balance Sheets

SCHWARZ PHARMA AG and Subsidiaries

ASSETS		
Current assets December 31 (€ in thousands)	2001	2002
Cash and cash equivalents	32,282	161,324
Marketable securities	12,013	3,712
Accounts receivable, less allowances (2001: 1,874; 2002: 2,208)	125,694	147,998
Inventories	87,267	94,063
Prepaid expenses and other current assets	8,129	9,755
Deferred income taxes	25,871	25,274
Total current assets	**291,256**	**442,126**
Property, plant and equipment		
Land and buildings	132,275	125,946
Machinery and equipment	182,116	185,267
Construction in progress	11,145	2,478
Less accumulated depreciation	132,502	141,694
Total property, plant and equipment	**193,034**	**171,997**
Goodwill and other intangible assets net of accumulated amortization (2001: 275,691; 2002: 286,836)	348,738	295,240
Long-term investments and other assets	47,918	69,918
Deferred income tax – non current	24,003	37,363
	904,949	**1,016,644**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short-term debt	56,289	50,860
Current portion of long-term debt	73,431	11,667
Accounts payable	55,195	53,570
Accrued liabilities and other current liabilities	75,617	185,849
Income and other tax liabilities	14,680	48,953
Total current liabilities	**275,212**	**350,899**
Long-term debt	45,155	83,779
Pensions	19,682	21,089
Other accrued and non-current liabilities	21,199	30,102
Minority interests	413	391
Shareholders' equity		
Common stock (authorized 86,820,000 shares, issued 45,080,000 shares in 2001 and 45,217,580 in 2002)	58,604	58,783
Additional paid-in capital	141,327	144,034
Retained earnings	277,099	299,100
Treasury stock; at cost (1,093,000 shares in 2001 and 493,000 in 2002)	(17,813)	(8,032)
Accumulated other comprehensive income [1]	84,071	36,499
Total shareholders' equity	**543,288**	**530,384**
	904,949	**1,016,644**

[1]) OCI = "Other Comprehensive Income" according to FAS 130 "Reporting Comprehensive Income".

Consolidated Statement of Cash Flows

SCHWARZ PHARMA AG and Subsidiaries

Year ended December 31 (€ in thousands)	2000	2001	2002
Cash Flow from Operating Activities			
Net income	13,624	40,505	48,393
Adjustments to reconcile net income to net cash:			
Depreciation and amortization	70,510	61,092	58,473
Impairment loss	2,326	1,329	3,062
Loss (Gains) on sales of tangible and intangible assets	(605)	1,153	(8,284)
Loss (Gains) on sales of long-term investments	(8,509)	0	(2,053)
Undistributed earnings of affiliates	6,862	3,385	(1,239)
Deferred income taxes	(5,501)	(7,108)	(15,284)
Net changes in assets and liabilities:			
Accounts receivable	(4,230)	(15,139)	(29,163)
Inventories	48,353	(4,669)	(13,475)
Other assets	(2,303)	(2,858)	(25,919)
Accounts payable	(1,606)	(681)	485
Accrued domestic and foreign taxes	(4,573)	(4,408)	37,596
Pensions	(4,282)	554	939
Other accrued liabilities	(6,839)	(1,979)	136,864
Net Cash Provided by Operating Activities	**103,227**	**71,176**	**190,395**
Cash Flow from Investing Activities			
Capital expenditures	(40,883)	(32,852)	(21,938)
Acquisition of businesses and intangible assets, net of cash acquired	(18,143)	(60,679)	(8,205)
Proceeds of sales of property, plant and equipment and intangible assets	11,285	1,509	12,736
Purchase of investments and marketable securities	(4,980)	(3,589)	(40)
Proceeds from sales/maturities of marketable securities	11,316	0	6,342
Net Cash Provided by (Used in) Investing Activities	**(41,405)**	**(95,611)**	**(11,105)**
Cash Flow from Financing Activities			
Net change in short-term borrowings	(20,736)	19,564	(5,430)
Proceeds from long-term debt	27,503	53,956	58,518
Repayments of long-term debt	(58,626)	(29,579)	(74,928)
Issuance (purchase) of treasury stock	(15)	0	9,780
Increase of capital stock/additional paid-in capital	0	0	2,886
Dividends paid	(22,490)	(12,097)	(26,392)
Net Cash Provided by (Used in) Financing Activities	**(74,364)**	**31,844**	**(35,566)**
Effects of exchange rate changes on cash and cash equivalents	932	880	(14,682)
Change in cash and cash equivalents	**(11,610)**	**8,289**	**129,042**
Cash and cash equivalents at beginning of period	35,603	23,993	32,282
Cash and cash equivalents at end of period	**23,993**	**32,282**	**161,324**

Independent Auditor's Report

The following auditors report was issued on the complete consolidated financial statements of SCHWARZ PHARMA AG – established in Euro – which will be published in the Bundesanzeiger and deposited with the Handelsregister (Commercial Register) of the Amtsgericht (Local Court) of Düsseldorf. These statements are available on the internet: www.schwarzpharma.com

Independent auditor's report

To the shareholders of SCHWARZ PHARMA AG, Monheim:
We have audited the consolidated financial statements, comprising the balance sheet, the income statement and the statements of changes in shareholders' equity and cash flows as well as the notes to the financial statements, prepared by SCHWARZ PHARMA AG for the business year from January 1 through December 31, 2002. The preparation and the content of the consolidated financial statements are the responsibility of the Company's executive board. Our responsibility is to express an opinion whether the consolidated financial statements are in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP) based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with U.S. GAAP.

Our audit, which also extends to the Management Discussion and Analysis prepared by the executive board for the business year from January 1 through December 31, 2002 has not led to any reservations. In our opinion, on the whole the Management Discussion and Analysis together with the other disclosures in the consolidated financial statements provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the Management Discussion and Analysis for the business year from January 1 to December 31, 2002 satisfy the conditions required for the Company's exemption from its obligation to prepare consolidated financial statements and the Management Discussion and Analysis in accordance with German law. We conducted our audit of the required consistency of the group accounting and the Seventh EU Directive for the exemption from the requirement for consolidated accounting pursuant German commercial law on the basis of the interpretation of the Directive by the European Commission's Contact Committee on Accounting Directives.

Düsseldorf, February 24, 2003

Ernst & Young
Deutsche Allgemeine Treuhand AG
Wirtschaftsprüfungsgesellschaft

signed Beyer	signed Lewe
Wirtschaftsprüfer	Wirtschaftsprüfer

Executive Board and Supervisory Board

Supervisory Board

Dr. Rolf Schwarz-Schütte
Honorary Chairman

Dr. Hans-Dietrich Winkhaus
Chairman

Ernst Friedlaender
Vice Chairman

Heinrich Bergmeier
Employees' representative

Dr. Terence Eaves

Dr. Rüdiger Hauffe

Klaus Klinkers
Employees' representative

Edda Neumann
Employees' representative

Jürgen Peddinghaus

Dr. Kurt Rudolf Schwarz

Executive Board

Patrick Schwarz-Schütte
Chairman

Jürgen Baumann

Prof. Dr. Iris Löw-Friedrich

Detlef Thielgen

Dr. Klaus Veitinger

Corporate Governance

Declaration of Compliance under § 161 German Stock Corporation Act

Executive Board and Supervisory Board of SCHWARZ PHARMA AG hereby declare and confirm that the Company is in compliance with the Recommendations of the German Corporate Governance Kodex in the fiscal year 2002 and will be thereafter, however, subject to the following deviations:

Set up of an Audit Committee (No. 5.3.2 Kodex), specifications for an age limit of members of the Supervisory Board (No. 5.4.1 Kodex) and to the disclosure of earnings of affiliated companies (No. 7.1.4 Kodex), to Directors' Dealing disclosures and shareholdings' information in the notes to the Consolidated Financial Statements (No. 6.6 Kodex).

With regard to an Audit Committee Executive Board and Supervisory Board hold that due to the importance of the respective issues and tasks for an Audit Committee these respective issues and tasks should not be delegated into a committee but performed by the Supervisory Board in its entirety.

An age limitation seems not to be necessary and/or recommendable because knowledge, abilities and expert experience of the Members of the Supervisory Board are of higher importance and priority.

Disclosures of earnings of affiliated companies should not take place in order to avoid competitors' information on cost- / margin structures of the marketing and distribution organizations of SCHWARZ PHARMA in the regions and countries.

Disclosures and publications with regard to the subjects of No. 6.6 Kodex beyond the obligations under the applicable laws do not seem to be necessary. The company will make the respective disclosures as required by law.

Monheim, February 2003

Supervisory Board and Executive Board
SCHWARZ PHARMA AG

Declaration of Compliance and Directors' Dealing can be found in German and English on the internet www.schwarzpharma.com – Investor Relations – Corporate Governance.

SCHWARZ PHARMA Affiliates

Location	Equity € m.		Total sales € m.		Employees 31.12.	
	2001	2002	2001	2002	2001	2002
SCHWARZ PHARMA AG, Monheim	398.3	437.7	111.8	120.6	379	333
SCHWARZ PHARMA Deutschland GmbH, Monheim	7.4	6.7	179.7	190.5	510	557
SANOL GmbH, Monheim	0.3	0.3	0.0	–	–	–
SCHWARZ BIOSCIENCES GmbH, Monheim	1.2	0.9	–	–	114	255
SCHWARZ & Co. Immobiliengesellschaft, Monheim	0.1	0.1	0.4	0.4	–	–
SCHWARZ & Co. Industriegebäudegesellschaft, Monheim	3.3	3.1	1.7	1.7	–	–
SCHWARZ PHARMA Produktions-GmbH & Co. KG, Monheim	75.2	74.1	137.9	143.6	427	402
SCHWARZ PHARMA Limited, UK/Chesham	7.2	7.3	32.2	30.7	109	106
SCHWARZ PHARMA S.p.A., I/Milan	11.5	12.6	57.2	59.0	192	190
Sifa Chemicals AG, CH/Liestal	24.9	21.6	70.4	71.7	6	7
SIFA Ltd., IR/Shannon	32.8	–37.0	32.2	34.1	228	257
Laboratoires SCHWARZ PHARMA S. A., F/Boulogne	12.6	11.2	57.1	56.2	201	199
SCHWARZ PHARMA Sp. zo.o., PL/Warsaw	9.9	8.1	24.0	27.7	125	155
SCHWARZ PHARMA Group USA, USA/Wilmington	284.1	255.6	231.4	405.1	628	659
Zhuhai SCHWARZ PHARMA Company Ltd., PRC/Zhuhai [1]	3.0	2.4	8.9	9.8	158	218
SCHWARZ PHARMA Hong Kong Ltd., PRC/Hong Kong	8.0	9.9	9.5	17.0	10	11
SCHWARZ PHARMA Co. Ltd. , JAP/Tokyo	0.1	0.1	–	–	–	–
SCHWARZ PHARMA Group Spain, ESP/Madrid	19.4	20.6	44.2	41.9	262	266
SCHWARZ PHARMA Philippines, Inc., PHI/Manila	0.2	0.2	2.1	2.3	68	65
SCHWARZ BIOSCIENCES, Inc., USA/Durham	2.9	5.0	–	–	35	61
Associated companies						
Hoyer-Madaus GmbH & Co. KG, Monheim [2]	–	–	30.2	31.2	60	60

The share in equity capital of the companies is 100% in all cases except for
[1]) Zhuhai SCHWARZ PHARMA Company Ltd.: 75%
[2]) Hoyer-Madaus GmbH & Co. KG: 50%

Earnings figures by subsidiary/associated company are not published due to competitive reasons.

Leading SCHWARZ PHARMA Products

Product Group/ Trademarks (all ®)	Component	Indication	Net sales 2001 € million	Net sales 2002 € million
Cardiovascular				
Univasc / Femipres / Uniretic / Femipres Plus	Moexipril / Moexipril HCTZ	Hypertension	67.2	73.8
Isoket / Dilatrate	Isosorbide Dinitrate	Coronary Heart Disease	53.0	51.7
Elantan	Isosorbide Mononitrate	Coronary Heart Disease	48.7	46.9
Prostavasin	Alprostadil	Peripheral Arterial Occlusive Disease	40.5	42.2
Deponit	Glyceryl Trinitrate (Patch)	Coronary Heart Disease	36.8	37.0
Verelan PM	Verapamil HCL	Hypertension	33.5	36.9
Provas / Miten	Valsartan	Hypertension	16.8	28.0
Nidrel / Baypress	Nitrendipine	Hypertension	13.0	10.6
Kerlone	Betaxolol	Hypertension	8.4	8.9
Liposcler	Lovastatin	Hypercholesterolemia	9.3	8.7
Clivarina	Reviparine Sodium	Venous Thrombosis	5.3	8.2
Tensobon / Cor Tensobon	Captopril	Hypertension, Heart Failure	11.0	8.0
Dynacil	Fosinopril	Hypertension, Heart Failure	7.6	7.5
Gastro-Intestinal				
Omeprazole (KUDCo)	Omeprazole	Gastro-Intestinal Ulcers, Reflux Esophagitis	–	176.3
Rifun	Pantoprazole	Gastro-Intestinal Ulcers, Reflux Esophagitis	33.5	36.1
Levsin	Hyoscyamine	Irritable Bowel Syndrome	24.3	19.5
Procto	Hydrocortisone	Dermatoses	19.9	18.0
Colyte	Polyethylene Glycol, Sodium Chloride	Bowel Cleansing Prior to Colonoscopy	16.2	17.1
Norpramin	Omeprazole	Gastro-Intestinal Ulcers, Reflux Esophagitis	18.6	13.3
Vogalene	Metopimazine	Nausea	8.6	7.5
Urology				
Viridal / Edex	Alprostadil	Erectile Dysfunction	10.7	11.1
Spasmo-Lyt	Trospium Chloride	Incontinence	5.2	5.7
Harzol	Beta-Sitosterol	Benign Prostatic Hyperplasia	3.9	3.6
Central Nervous System				
Tylex	Paracetamol, Codeine	Pain	15.6	14.2
Agit / Seglor	Dihydroergotamine	Migraine	13.2	12.5
Lorans	Lorazepam	Anxiety	9.6	8.4
Other				
Atmadisc	Salmeterol Xinafoate	Asthma	16.0	28.0
Ferro Sanol	Iron (II)-Glycine-Sulfate Complex	Iron Deficiency	16.0	18.0

Stock Information

SCHWARZ PHARMA Aktie 2002 Performance relative to the European Pharma-Index (1.1.2002 = 100%)



260
240
220
200
180
160
140
120
100
80
60
40
SCHWARZ PHARMA
EU-Pharm-Index
01.01.2002
01.03.2002
01.05.2002
01.07.2002
01.09.2002
01.11.2002
31.12.2002

Per Share Information		1998	1999	2000	2001	2002
Earnings per share	€	1.34	0.19	0.31	0.92	1.10
Cash flow* per share	€	1.83	0.87	2.35	1.62	4.31
Dividends per share	€	0.64	0.13+0.39	0.28	0.30+0.30	0.60
Book value per share	€	10.96	11.12	11.34	12.35	12.01
Market capitalization (12/31)	€ million	1,106	706	592	632	1,549
Number of shares (weighted average)	in thousands	45,080	44,964	43,987	43,987	44,172
Number of shares (weighted average, dilluted)	in thousands	45,080	44,964	43,987	43,987	44,449
Number of shares (12/31)	in thousands	45,080	43,989	43,987	43,987	44,725

Security code no. 722 190 / ISIN no. DE 0007221905
Number of shares re-based: 1:2 share split July 15, 2002

*Cash flow from operating activities

Shareholder Structure SCHWARZ PHARMA AG



Free Float
33%
Schwarz Family
67%

Investor Relations on the internet:
www.schwarzpharma.com

Financial Calendar

February 19, 2003	4th Quarter Report 2002, Press Conference, Analysts' Meeting
April 30, 2003	1st Quarter Report 2003
May 13, 2003	Annual Meeting of Shareholders in Duesseldorf
July 28, 2003	2nd Quarter Report 2003
October 27, 2003	3rd Quarter Report 2003
February 2004	4th Quarter Report 2003, Press Conference, Analysts' Meeting
May 26, 2004	Annual Meeting of Shareholders in Duesseldorf

This information will be updated on the internet: www.schwarzpharma.com

Imprint

Published by:
SCHWARZ PHARMA AG
Alfred-Nobel-Straße 10
40789 Monheim
Germany

Tel +49 2173 48 0
Fax +49 2173 48 1608
E-mail info@schwarzpharma.com
Internet www.schwarzpharma.com

Contakt Investor Relations:
Corporate Communications
Antje Witte
Tel +49 2173 48 1866
Fax +49 2173 48 1856
E-mail antje.witte@schwarzpharma.com

The complete consolidated financial statement – established in Euro – will be published in the Bundesanzeiger and deposited with the Handelsregister (Commercial Register) of the Amtsgericht (Local Court) of Duesseldorf.

The full consolidated financial statements in German and English are published on the Internet: www.schwarzpharma.com

This report is also available in German.

Photograph: Bert Brüggemann, Hamburg/Germany